     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 17, 1997


                                                      REGISTRATION NO. 333-28643

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                          DELTA FINANCIAL CORPORATION
                    AND THE GUARANTORS LISTED ON SCHEDULE A
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             SEE SCHEDULE A                                 6162                                 SEE SCHEDULE A
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NUMBER)

                            ------------------------

                         1000 WOODBURY ROAD, SUITE 200
                         WOODBURY, NEW YORK 11797-9003
                                  516-364-8500
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                      HUGH MILLER, CHIEF EXECUTIVE OFFICER
                          DELTA FINANCIAL CORPORATION
                         1000 WOODBURY ROAD, SUITE 200
                         WOODBURY, NEW YORK 11797-9003
                                  516-364-8500
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:


                      JAMES R. TANENBAUM                                             MARK A. STEGEMOELLER
                STROOCK & STROOCK & LAVAN LLP                                          LATHAM & WATKINS
                       180 MAIDEN LANE                                             SEARS TOWER, SUITE 5800
                NEW YORK, NEW YORK 10038-4982                                       233 SOUTH WACKER DRIVE
                                                                                 CHICAGO, ILLINOIS 60606-6401

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this form offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                            ------------------------


    THIS REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                   SCHEDULE A

 STATE OR OTHER JURISDICTION
             OF                                                              I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION                                             IDENTIFICATION NUMBER
-----------------------------                                          ----------------------------
       Delaware                    Delta Financial Corporation                  11-3336165
       New York                    Delta Funding Corporation                    11-2609517
       Delaware                    Fidelity Mortgage, Inc.                      11-3360263
                                   Fidelity Mortgage (Florida),
       Delaware                    Inc.                                         11-3360266
       Delaware                    DF Special Holdings Corporation              11-3374284

Information contained herein is subject to completion or amendment.
A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.


                      SUBJECT TO COMPLETION, JULY 2, 1997

PROSPECTUS
                                  $150,000,000

[LOGO]                          DELTA FINANCIAL CORPORATION
                                  % SENIOR NOTES DUE 2004
                            ------------------------


    The   % Senior Notes due 2004 (the 'Notes') are being offered (the
'Offering') by Delta Financial Corporation ('Delta' or the 'Company') and will
mature on July   , 2004. The Notes will bear interest at a rate of     % per
annum, payable semi-annually on             and             , commencing on
            , 1997. On or after             , 2001, the Notes are redeemable at
the option of the Company, in whole or in part, at the redemption price set forth herein plus accrued and unpaid interest to the date of redemption. Upon a Change of Control (as defined), each holder of the Notes (a 'Holder') may require the Company to repurchase the Notes held by such Holder at 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase.



    The Notes will be general unsecured obligations of the Company and will rank pari passu in right of payment with all existing and future unsecured unsubordinated Indebtedness (as defined) of the Company and senior in right of payment to all existing and future subordinated Indebtedness of the Company. In addition, the obligations of the Company under the Notes will be fully and unconditionally guaranteed on a joint and several basis (each, a 'Subsidiary Guarantee') by each of the Company's existing and future Subsidiaries (as defined), other than Subsidiaries designated as 'Unrestricted Subsidiaries' in accordance with the Indenture (collectively, the 'Subsidiary Guarantors'). The Subsidiary Guarantees will rank pari passu in right of payment with all existing and future unsubordinated Indebtedness of the Subsidiary Guarantors and senior in right of payment to all existing and future subordinated Indebtedness of the Subsidiary Guarantors. See 'Description of the Notes.' The Notes and the Subsidiary Guarantees will be effectively subordinated to all existing and future secured Indebtedness of the Company and the Subsidiary Guarantors (to the extent of the assets securing such Indebtedness). As of March 31, 1997, after giving pro forma effect to the Offering, the Company and the Subsidiary

Guarantors had approximately $3.3 million of secured Indebtedness outstanding. See 'Description of the Notes.'


    There is no existing market for the Notes and the Company does not intend to list the Notes on any national securities exchange. See 'Risk Factors--Absence of Public Market for the Notes.'

                            ------------------------

    SEE 'RISK FACTORS' BEGINNING ON PAGE 11 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES OFFERED HEREBY.

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
           COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
                    PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

                                                   PRICE              UNDERWRITING            PROCEEDS
                                                   TO THE            DISCOUNTS AND             TO THE
                                                 PUBLIC(1)           COMMISSIONS(2)        COMPANY(1)(3)
Per Note..................................               %                     %                     %
Total.....................................       $                   $                     $

(1) Plus accrued interest, if any, from the date of issuance.
(2) See 'Underwriting' for indemnification arrangements with the Underwriters.

(3) Before deducting expenses payable by the Company estimated to be $650,000.


                            ------------------------


    The Notes are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain prior conditions, including the right of the Underwriters to reject any order in whole or in part. It is expected that delivery of the Notes will be made in New
York, New York, on or about July   , 1997.


                            ------------------------

DONALDSON, LUFKIN & JENRETTE
    SECURITIES CORPORATION


                                LEHMAN BROTHERS

                                                               SMITH BARNEY INC.

                  THE DATE OF THIS PROSPECTUS IS JULY   , 1997

[GRAPHIC DESCRIPTION: A MAP OF THE EASTERN HALF OF THE UNITED STATES SHOWING THE STATES IN WHICH THE COMPANY ORIGINATED OR PURCHASED AT LEAST $3 MILLION OF LOANS IN THE LAST TWELVE MONTHS AND THE SITES OF THE COMPANY'S OFFICES AND ITS HEADQUARTERS.]

                            ------------------------


          CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING AND MAY BID FOR AND PURCHASE NOTES IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE 'UNDERWRITING.'


                            ------------------------

          CERTAIN INFORMATION CONTAINED IN THIS PROSPECTUS CONSTITUTES 'FORWARD-LOOKING STATEMENTS' WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED (THE 'SECURITIES ACT'), AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE 'EXCHANGE ACT'), WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS 'MAY,' 'WILL,' 'EXPECT,' 'ANTICIPATE,' 'ESTIMATE' OR 'CONTINUE' OR THE NEGATIVES THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE STATEMENTS IN 'RISK FACTORS' ON PAGES 11 TO 20 OF THIS PROSPECTUS CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, WITH RESPECT TO SUCH STATEMENTS THAT COULD CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY TO DIFFER MATERIALLY FROM THOSE REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and consolidated financial statements and notes thereto appearing elsewhere in this Prospectus. Unless the context indicates otherwise, all references herein to the 'Company' or 'Delta' refer to Delta Financial Corporation and its wholly-owned subsidiaries. All financial information gives pro forma effect to the termination in October 1996 of the S corporation status of Delta Funding Corporation, a wholly-owned subsidiary, and the transactions described in 'Selected Consolidated Financial Data' and the related notes thereto and in 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Termination of S Corporation Status and Income Taxes.'


                                  THE COMPANY

     Delta is a specialty consumer finance company that has engaged in originating, acquiring, selling and servicing home equity loans since 1982. Throughout its 15 years of operating history, Delta has focused on lending to individuals who generally have impaired or limited credit profiles or higher debt to income ratios and typically have substantial equity in their homes. Management believes that these borrowers have been largely unsatisfied by the more traditional sources of mortgage credit which underwrite loans to conventional guidelines established by the Federal National Mortgage Association ('FNMA') and the Federal Home Loan Mortgage Corporation ('FHLMC'). The Company makes loans to these borrowers for such purposes as debt consolidation, home improvement, mortgage refinancing or education, and these loans are primarily secured by first mortgages on one- to four-family residential properties.


     Through its wholly-owned subsidiary, Delta Funding Corporation, the Company originates home equity loans indirectly through licensed brokers and other real estate professionals who submit loan applications on behalf of the borrower ('Brokered Loans') and also purchases loans from mortgage bankers and smaller financial institutions that satisfy Delta's underwriting guidelines ('Correspondent Loans'). Delta Funding Corporation currently originates and purchases the majority of its loans in 21 states, through its network of approximately 1,000 brokers and correspondents. The Company believes that it has a competitive advantage in serving brokers and correspondents in the non-conforming home equity market that stems from its substantial experience in this sector and its emphasis on providing quality service that is prompt, responsive and consistent. The 19 members of Delta Funding Corporation's senior management have an average of over 13 years of non-conforming mortgage loan experience. Management believes this industry-specific experience, coupled with the systems and programs it has developed over the past 15 years, enable the Company to provide quality services that include preliminary approval of most Brokered Loans and certain Correspondent Loans within one day, consistent application of its underwriting guidelines and funding or purchasing of loans within 14 to 21 days of preliminary approval. In addition, the Company seeks to establish and maintain productive relationships with its network of brokers and correspondents by servicing each one with a business development representative, a team of experienced underwriters and, in the case of Brokered Loans, a team of loan officers and processors assigned to specific brokers to process all applications submitted by such brokers.


     The Company currently originates and purchases the majority of its loans through the Company's main office in Woodbury, New York, its full service office in Atlanta, Georgia, its full processing offices in St. Louis, Missouri, Chicago, Illinois and Warwick, Rhode Island and from seven business development offices located in Michigan (2), New Jersey, Ohio (2), Pennsylvania and Virginia. The Company historically made loans primarily in New York, New Jersey and Pennsylvania. Commencing in 1995, the Company implemented a program to expand its geographic presence into the New England, Mid-Atlantic, Midwest and Southeast regions. As a consequence of its expansion into new markets, as well as its further penetration of existing markets, the Company increased its loan production substantially in 1995 and 1996. Total loan originations and purchases increased $168.1 million, or 140%, from $119.7 million in 1994 to $287.8 million in 1995, and increased $371.0 million, or 129%, in 1996 to $658.8 million.

     In February 1997, in an effort to broaden its origination sources and to expand its geographic presence in the Company's new markets, the Company acquired two related retail originators of home equity loans, Fidelity Mortgage, Inc., based in Cincinnati, Ohio, and Fidelity Mortgage (Florida), Inc., based in West Palm Beach, Florida (together, 'Fidelity Mortgage'). The Company acquired Fidelity Mortgage with the expectation that the acquisition would result in beneficial synergies, with Fidelity Mortgage providing a dedicated source of mortgage loans for Delta Funding Corporation's securitization pools and for its servicing arm, and Delta Financial Corporation providing capital to Fidelity Mortgage for the expansion of its retail network. Fidelity Mortgage develops retail loan leads primarily through its telemarketing system and its network of nine retail offices located in Florida (2), Georgia, Indiana, Ohio (4) and North Carolina. Four of these offices were opened in the second quarter of 1997, and the Company intends to expand the Fidelity Mortgage network further.


     The Company has been profitable in each of its 15 years of operation. The Company's results of operations have improved significantly in recent periods as a result of increased loan production and improved operating efficiencies. Total revenues increased $37.4 million, or 103%, to $73.5 million in 1996 from $36.1 million in 1995, and pro forma income before extraordinary item increased 630% to $19.1 million in 1996 from $2.6 million in 1995. During 1995 compared to 1994, the Company's total revenues increased 66% from $21.8 million to $36.1 million and pro forma income increased 128% from $1.1 million to $2.6 million. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'



     The Company generates earnings and cash flow primarily through the origination, purchase, securitization and servicing of home equity loans. In a securitization, the Company sells the loans that it originates or purchases to a trust for cash and records certain assets and income based upon (a) the difference between all principal and interest received from the mortgage loans sold and (i) all principal and interest required to be passed through to the asset-backed bond investors, (ii) all contractual servicing fees, (iii) other recurring fees and (iv) an estimate of losses on the loans (the 'Excess Servicing') and (b) the difference between the contractual and estimated ancillary servicing revenue with respect to the loans and the estimated cost to service them ('Mortgage Servicing Rights'). At the time of the securitization, the Company estimates these amounts based upon a declining principal balance of the underlying loans, which has been calculated by using an estimated prepayment rate, and capitalizes these amounts using a discount rate that market participants would use for similar financial instruments. These capitalized assets are recorded on the Company's balance sheet as interest-only and residual certificates and capitalized Mortgage Servicing Rights, respectively, and are aggregated and reported on the income statement as net gain on sale of mortgage loans, after being reduced (increased) by (i) loan acquisition premiums paid to correspondents and brokers, (ii) costs of securitization and (iii) any hedge losses (gains).



     The Company typically begins to receive Excess Servicing cash flow eight to twelve months from the date of securitization, although this time period may be shorter or longer depending upon the structure and performance of the securitization. Prior to such time, a reserve provision is created within the securitization trust which uses Excess Servicing cash flows to retire a portion of the securitization bond debt until the spread between the outstanding principal balance of the mortgage loans in the securitization trust and the securitization bond debt equals 2-3% of the initial securitization principal balance (hereinafter, the 'overcollateralization limit'). Once this overcollateralization limit is met, excess cash flows are distributed to Delta. The Company begins to receive contractual mortgage servicing cash flows in the month following the securitization.



     Since 1991, Delta has sold approximately $1.7 billion of its mortgage loans through 15 real estate mortgage investment conduit ('REMIC') securitizations. Each of these securitizations has been credit-enhanced by an insurance policy provided through a monoline insurance company to receive ratings of 'Aaa' from Moody's Investors Service, Inc. ('Moody's') and 'AAA' from Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, Inc. ('Standard & Poor's'). The Company sells loans through securitizations and, from time to time, on a whole loan basis, to enhance its operating leverage and liquidity, to minimize financing costs and to reduce its exposure to fluctuations in interest rates.


     In addition to the excess cash flow from securitizations and proceeds from whole loan sales, the Company earns the net interest spread on loans held for sale, origination fees on its Brokered Loans and retail loans (which are included in other income) and servicing fees of between 0.50% and 0.65% per annum of the outstanding balance of the loans it services. Since its inception, the Company has serviced substantially all of the loans it has originated and purchased, including all of those that it has subsequently sold through securitizations. Management believes that servicing this loan portfolio enhances certain operating efficiencies and provides an additional and profitable revenue stream that is less cyclical than the business of originating and purchasing loans. As of March 31, 1997, Delta had a servicing portfolio of $1.1 billion of loans. See 'Business--Loans.'

     The Company's business objective is to increase profitably the volume of its loan originations and purchases and the size of its servicing portfolio by implementing the following strategies:

     Continuing to Provide Quality Service. The Company believes its commitment to service provides it with a competitive advantage in establishing and maintaining productive broker and correspondent relationships. The Company's loan officers and underwriters endeavor to respond promptly and consistently on every loan submission. In addition, through its business development representatives, Delta regularly communicates with brokers and correspondents in order to better understand and respond to their needs.


     Maintaining Underwriting Standards. The Company believes the depth and experience of its underwriting staff, coupled with the consistent application of its underwriting procedures and criteria, provide the infrastructure needed to manage and sustain the Company's recent growth, while maintaining the quality of loans originated or purchased. The depth and experience in the Company's underwriting department provide two significant competitive advantages. First, they help to ensure that the Company's underwriting standards and subjective judgments required in the non-conforming market are consistently applied, thus enabling the Company to effectively implement a risk-based pricing strategy. Second, they provide the opportunity to expand underwriting activities beyond the Company's headquarters while maintaining consistent underwriting standards.


     Further Penetrating Existing and Recently Entered Markets and Expanding into New Markets. The Company intends to continue to increase the volume of its loan originations and purchases through a three-pronged strategy that includes greater originations and purchases from its existing brokers and correspondents, establishment of new broker and correspondent relationships in both existing and recently-entered markets and expansion into new markets.


     Expanding its Retail Origination Capabilities. The Company intends to devote management and capital resources to expanding its retail network in order to continue to broaden its origination capabilities and strengthen its geographic presence. Since the acquisition of Fidelity Mortgage and its five retail offices, the Company has opened additional Fidelity Mortgage branch offices in Atlanta, Georgia, Fort Lauderdale, Florida, Charlotte, North Carolina and Cleveland, Ohio.


     Expanding Through Acquisitions. Management believes acquisitions can be a means of cost effectively increasing or diversifying the Company's loan production capabilities. The Company continually considers acquisition candidates which operate in geographic or product areas that complement the Company's existing business.


     Leveraging its Information and Processing Technologies. In recent years, the Company has made significant capital investments to upgrade and expand its information and processing technologies. These investments have included the acquisition and implementation of a new servicing system and have enabled the Company to achieve operating efficiencies and cost savings. The Company's recent and anticipated geographic expansion and growth in originations and servicing portfolio were considered when these systems were designed, and management believes its strategic plans can be met by leveraging its existing systems without substantial additional investment in the near future. See 'Business--Business Strategy.'


     All of the Company's operations are conducted through its wholly-owned subsidiaries, Delta Funding Corporation, DF Special Holdings Corporation, Fidelity Mortgage, Inc. and Fidelity Mortgage (Florida), Inc. In November 1996, Delta completed the initial public offering of its common stock which trades on the New York Stock Exchange under the symbol 'DFC.'

     The principal executive offices of the Company are located at 1000 Woodbury Road, Suite 200, Woodbury, New York 11797, and its telephone number is (516) 364-8500.

                              RECENT DEVELOPMENTS


     On June 18, 1997, Delta Funding Corporation entered into a $100 million syndicated credit agreement (the 'Credit Agreement') with a group of banks for which the First National Bank of Chicago ('First Chicago') acts as agent. The Credit Agreement will be used primarily to finance mortgage loans held for sale and to fund advances to securitization trusts by Delta Funding Corporation. The Credit Agreement provides for a $100 million secured revolving credit facility with various borrowing base sublimits, including, but not limited to, a $15 million secured recoverable servicing advance sublimit. Delta Funding Corporation's obligations under the Credit Facility are guaranteed by the Company. Advances under the Credit Facility are secured by a first priority lien on warehouse collateral and receivables created from recoverable servicing advances.




     In connection with the Credit Agreement, Delta Funding Corporation has agreed to certain standard affirmative covenants, including corporate existence, maintenance of its properties and insurance coverage, prompt payment of taxes and other claims and maintenance of a standard accounting system. Delta Funding Corporation also made certain negative covenants which, among other things: (i) specify maximum leverage ratios, (ii) limit its ability to incur additional indebtedness, (iii) require a minimum net worth, (iv) limit its ability to pledge, mortgage or encumber its assets and (v) limit its ability to merge with another entity or dispose of more than a specified percentage of its total assets.

                                  THE OFFERING


Securities Offered........................  $150,000,000 aggregate principal amount of        % Senior Notes due
                                            2004.

Maturity Date.............................  July   , 2004.

Interest Payment Dates....................  Each              , and              , commencing              ,
                                            1997.

Guarantees................................  The obligations of the Company under the Notes will be fully and unconditionally guaranteed on a joint and several basis by each of the existing and future Subsidiaries of the Company, other than
                                            Subsidiaries designated as 'Unrestricted Subsidiaries' in accordance with the Indenture. See 'Description of the Notes--Guarantees.'

Optional Redemption.......................  On or after July   , 2001, the Notes will be redeemable at the option
                                            of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest to the date of redemption. See 'Description of the Notes--Optional Redemption.'

Change of Control.........................  Upon a Change of Control (as defined), each Holder of the Notes may require the Company to repurchase the Notes held by such Holder at
                                            101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. See 'Description of the Notes--Repurchase at the Option of Holders--Change of Control.'

Asset Sales...............................  The Indenture relating to the Notes (the 'Indenture') requires that the proceeds of certain Asset Sales (as defined) be applied as specified in the Indenture or be used to repurchase the Notes, at the option of the Holder thereof, at 100% of the principal amount thereof, plus accrued and unpaid interest thereon to the date of purchase.


Ranking...................................  The Notes will be general unsecured obligations of the Company and will rank pari passu in right of payment with all existing and future unsecured unsubordinated Indebtedness of the Company and senior in right of payment to all existing and future subordinated Indebtedness of the Company. The Subsidiary Guarantee of each of the Subsidiary
                                            Guarantors will rank pari passu in right of payment with all existing and future unsubordinated Indebtedness of such Subsidiary Guarantor and senior in right of payment to all existing and future
                                            subordinated Indebtedness of the Subsidiary Guarantors. However, the
                                            Notes and Subsidiary Guarantees will be effectively subordinated to all existing and future secured Indebtedness of the Company and the
                                            Subsidiary Guarantors (to the extent of the value of the collateral securing such indebtedness). As of March 31, 1997, after giving pro forma effect to the Offering, the Company and the Subsidiary
                                            Guarantors had approximately $3.3 million of secured Indebtedness outstanding.

Certain Covenants.........................  The Indenture will contain certain covenants, including, but not limited to, covenants with limitations on the following matters: (i)
                                            restricted payments; (ii) incurrence of additional indebtedness;
                                            (iii) issuance of preferred stock; (iv) incurrence of additional liens; (v) dividends and other payment restrictions affecting subsidiaries; (vi) restrictions on distributions from subsidiaries;
                                            (vii) merger, consolidation or sale of assets; (viii) transactions with affiliates; and (ix) lines of business. However, all these limitations are subject to a number of important exceptions and qualifications. See 'Description of the Notes--Certain Covenants.'

Use of Proceeds...........................  The net proceeds will be used (i) to pay off all residual financing agreements (approximately $57.5 million at March 31, 1997), (ii) to repay amounts outstanding under certain of the Company's warehouse lines of credit (lines of credit used to finance, and secured by, a portion of the Company's inventory of mortgage loans) (approximately
                                            $51.8 million as of March 31, 1997), (iii) to fund future loan originations and purchases, (iv) to support securitization transactions, (v) to fund expansion of Fidelity Mortgage's retail network and (vi) for general corporate purposes, including to fund acquisitions. See 'Use of Proceeds' and 'Underwriting.'

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                       YEAR ENDED DECEMBER 31,
                                             ---------------------------------------------------------------------------
                                                1992            1993            1994            1995            1996
                                             -----------     -----------     -----------     -----------     -----------
INCOME STATEMENT DATA:
Revenues:
 Net gain on sale of mortgage loans......    $     4,757     $     7,639     $     6,661     $    15,383     $    46,525
 Interest................................         13,402           9,156           9,839          13,588          16,372
 Servicing fees..........................          1,892           2,101           2,183           2,855           5,368
 Other...................................          5,413           3,617           3,114           4,309           5,266
                                             -----------     -----------     -----------     -----------     -----------
   Total revenues........................    $    25,464     $    22,513     $    21,797     $    36,135     $    73,531
                                             -----------     -----------     -----------     -----------     -----------
   Total expenses........................    $    22,154     $    18,853     $    19,788     $    31,549     $    40,043
                                             -----------     -----------     -----------     -----------     -----------
Income (loss) before income taxes and
 extraordinary item......................    $     3,310     $     3,660     $     2,009     $     4,586     $    33,488
Provision for income taxes(1)............             --              --              --              --           9,466
Extraordinary item:
 Gain on extinguishment of debt..........             --              --              --              --           3,168
                                             -----------     -----------     -----------     -----------     -----------
Net income (loss)........................    $     3,310     $     3,660     $     2,009     $     4,586     $    27,190
                                             -----------     -----------     -----------     -----------     -----------
                                             -----------     -----------     -----------     -----------     -----------
UNAUDITED PRO FORMA INFORMATION:
Provision for pro forma income taxes
 before extraordinary item(1)(2).........    $     1,423     $     1,574     $       864     $     1,972     $    14,400
                                             -----------     -----------     -----------     -----------     -----------
Pro forma income (loss) before
 extraordinary item(1)(2)................    $     1,887     $     2,086     $     1,145     $     2,614     $    19,088
                                             -----------     -----------     -----------     -----------     -----------
                                             -----------     -----------     -----------     -----------     -----------
PER SHARE DATA:
Pro forma earnings (loss) per share of
 common stock(1)(2)(3)(4)................    $      0.15     $      0.17     $      0.09     $      0.21     $      1.46
                                             -----------     -----------     -----------     -----------     -----------
                                             -----------     -----------     -----------     -----------     -----------
Pro forma weighted average number of
 shares outstanding(3)(4)................     12,629,182      12,629,182      12,629,182      12,629,182      13,083,327
                                             -----------     -----------     -----------     -----------     -----------
                                             -----------     -----------     -----------     -----------     -----------
CASH FLOW DATA(1):
(Used in) provided by operating
 activities..............................    $    (5,057)    $     8,780     $   (10,160)    $   (23,903)    $   (42,025)
(Used in) provided by investing
 activities..............................            (44)            (64)           (917)         (1,207)         (2,283)
Provided by (used in) financing
 activities..............................          2,893          (7,139)         13,460          32,388          46,414

Net increase (decrease) in cash and cash
 equivalents.............................         (2,208)          1,577           2,383           7,278           2,106

OPERATING DATA:
Loans originated or purchased:
 Brokered Loans(5).......................    $    66,553     $    76,220     $    81,407     $   175,738     $   321,733
 Correspondent Loans.....................         10,080          26,844          38,341         112,065         337,033
                                             -----------     -----------     -----------     -----------     -----------
   Total.................................    $    76,633     $   103,064     $   119,748     $   287,803     $   658,766
                                             -----------     -----------     -----------     -----------     -----------
                                             -----------     -----------     -----------     -----------     -----------
Average principal balance per loan.......             51              60              67              74              78
Weighted average interest rate...........           13.5%           12.9%           12.1%           11.8%           11.4%
Combined weighted average initial
 loan-to-value ratio.....................           47.8            51.7            55.2            63.2            68.8
Percent of loans secured by first
 mortgages...............................           71.5            81.1            88.0            89.6            93.8
Loan sales:
 Loans sold through securitizations......    $    64,102     $    88,943     $    90,000     $   229,998     $   615,000
 Whole loan sales........................          1,031           8,708          11,950          17,615          15,273
                                             -----------     -----------     -----------     -----------     -----------
   Total.................................    $    65,133     $    97,651     $   101,950     $   247,613     $   630,273
                                             -----------     -----------     -----------     -----------     -----------
 Total loans serviced....................    $   273,788     $   292,700     $   310,229     $   468,846     $   932,958
                                             -----------     -----------     -----------     -----------     -----------

                                                  THREE MONTHS
                                                      ENDED
                                                    MARCH 31,
                                           ---------------------------
                                              1996            1997
                                           -----------     -----------
INCOME STATEMENT DATA:
Revenues:
 Net gain on sale of mortgage loans......  $       103     $    17,314
 Interest................................        3,967           5,559
 Servicing fees..........................        1,015           1,392
 Other...................................          219           3,040
                                           -----------     -----------
   Total revenues........................  $     5,304     $    27,305
                                           -----------     -----------
   Total expenses........................  $     5,616     $    15,065
                                           -----------     -----------
Income (loss) before income taxes and
 extraordinary item......................  $      (312)    $    12,240
Provision for income taxes(1)............           44           5,250
Extraordinary item:
 Gain on extinguishment of debt..........           --              --
                                           -----------     -----------
Net income (loss)........................  $      (356)    $     6,990
                                           -----------     -----------
                                           -----------     -----------

UNAUDITED PRO FORMA INFORMATION:
Provision for pro forma income taxes
 before extraordinary item(1)(2).........  $      (134)            n/a
                                           -----------
Pro forma income (loss) before
 extraordinary item(1)(2)................  $      (178)            n/a
                                           -----------
                                           -----------
PER SHARE DATA:
Pro forma earnings (loss) per share of
 common stock(1)(2)(3)(4)................  $     (0.01)    $      0.45
                                           -----------     -----------
                                           -----------     -----------
Pro forma weighted average number of
 shares outstanding(3)(4)................   12,629,182      15,420,883
                                           -----------     -----------
                                           -----------     -----------
CASH FLOW DATA(1):
(Used in) provided by operating
 activities..............................  $  (108,880)    $   (11,437)
(Used in) provided by investing
 activities..............................         (228)         (4,335)
Provided by (used in) financing
 activities..............................      101,863          16,142
Net increase (decrease) in cash and cash
 equivalents.............................       (7,245)            370
OPERATING DATA:
Loans originated or purchased:
 Brokered Loans(5).......................  $    66,389     $   114,063
 Correspondent Loans.....................       49,373         122,679
                                           -----------     -----------
   Total.................................  $   115,762     $   236,742
                                           -----------     -----------
                                           -----------     -----------
Average principal balance per loan.......           78              81
Weighted average interest rate...........         11.0%           11.3%
Combined weighted average initial
 loan-to-value ratio.....................         67.4            71.0
Percent of loans secured by first
 mortgages...............................         94.1            93.6
Loan sales:
 Loans sold through securitizations......  $        --     $   235,000
 Whole loan sales........................        6,899              --
                                           -----------     -----------
   Total.................................  $     6,899     $   235,000
                                           -----------     -----------
 Total loans serviced....................  $   536,864     $ 1,110,999
                                           -----------     -----------

                                                                                               THREE MONTHS
                                                                                                   ENDED
                                                        YEAR ENDED DECEMBER 31,                  MARCH 31,
                                              --------------------------------------------     -------------
                                              1992      1993      1994      1995      1996     1996     1997
                                              -----     -----     -----     -----     ----     ----     ----
DELINQUENCY DATA:
Total delinquencies as a percentage of
 loans serviced (period end)(6)...........    19.96%    13.49%    11.44%    10.64%    8.37%    7.50%    7.98%
Defaults as a percentage of loans serviced
 (period end)(7)..........................     3.76%     5.35%     7.32%     5.87%    4.33%    5.91%    4.35%
Net losses as a percentage of average
 loans serviced...........................     0.02%     0.03%     0.23%     0.57%    0.43%    0.15%    0.09%

FINANCIAL RATIOS:
 Ratio of earnings to fixed charges(8)....     1.73      2.26      1.54      1.58     3.96     0.87     4.86
 Ratio of indebtedness to total
   capitalization(9)......................     0.58      0.56      0.60      0.64     0.35     0.64     0.37



                                                           AT MARCH 31, 1997
                                                      ---------------------------
                                                                     PRO FORMA
                                                       ACTUAL       AS ADJUSTED
                                                      --------     --------------
BALANCE SHEET DATA:
Loans held for sale...............................    $ 77,769        $ 77,769
Interest-only and residual certificates...........     101,858         101,858
Capitalized mortgage servicing rights.............      13,448          13,448
Total assets......................................     257,356         298,139
Warehouse financing and other borrowings(10)......     112,507           3,290
  % Senior Notes due 2004.........................          --         150,000
Investor payables.................................      20,770          20,770
Total liabilities.................................     154,332         195,115
Stockholders' equity..............................     103,024         103,024


------------------
 (1) Prior to October 31, 1996, Delta Funding Corporation was treated as an S corporation for federal and state income tax purposes. As a result, the Company's historical earnings prior to such date had been taxed directly to the former shareholders of Delta Funding Corporation (the 'Former Shareholders') and not to the Company. See 'Management's Discussion and

     Analysis of Financial Condition and Results of Operations--Termination of S Corporation Status and Income Taxes.'

 (2) Pro forma presentation reflects a provision for income taxes, as if the Company had been a C corporation since inception, at an assumed tax rate of 43%.

 (3) Figures for the three months ended March 31, 1997 are actual.

 (4) Reflects the effect of 10,653,000 shares of common stock issued to the Former Shareholders and the effect of the issuance of 4,600,000 shares of common stock issued in the Company's initial public offering, 1,976,182 of which are treated as if they had always been outstanding to give effect to certain distributions paid to the Former Shareholders in connection with termination of S corporation status.

 (5) Includes $8.1 million of retail loans originated by Fidelity Mortgage during the three months ended March 31, 1997.

 (6) Represents the percentages of account balances contractually past due 30 days or more, exclusive of loans in foreclosure and real estate owned ('REO').

 (7) Represents the percentages of account balances on loans in foreclosure and REO.

 (8) For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges; fixed charges consist of interest expense.

 (9) Represents the ratio of (i) total debt, exclusive of warehouse financing, to (ii) the sum of total stockholders' equity and total debt, exclusive of warehouse financing.


(10) Includes $57.5 million in residual financing.


     THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. THE COMPANY'S ACTUAL RESULTS MAY DIFFER SIGNIFICANTLY FROM THE RESULTS DISCUSSED IN THE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE, BUT ARE NOT LIMITED TO, THOSE DISCUSSED IN 'RISK FACTORS' AND IN 'MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS--LIQUIDITY AND CAPITAL RESOURCES.'

                                  RISK FACTORS

     An investment in the Notes involves certain risks. Prospective investors should carefully consider the following risk factors, which constitute all the material risk factors, in addition to the other information contained in this Prospectus, in evaluating an investment in the Notes offered hereby.

LEVERAGE; ASSET ENCUMBRANCE


     The Company currently has substantial outstanding indebtedness, and, subsequent to the Offering, the Company will be significantly leveraged. Although the covenants under the Indenture will restrict the incurrence of Indebtedness by the Company and its Restricted Subsidiaries, the Indenture does not limit the amount of Indebtedness under the Company's warehouse facilities that qualifies as Permitted Warehouse Debt (as defined). With respect to the Company's existing warehouse facilities, Permitted Warehouse Debt generally means indebtedness used exclusively to finance or refinance the origination or purchase of mortgage loans by the Company or a Subsidiary, up to the lesser of
(i) the amount advanced by the warehouse lender or (ii) 100% of the principal amount of such loans. See 'Description of the Notes--Certain Definitions.' All Permitted Warehouse Debt is secured by the mortgage loans financed thereby. Although lenders under Permitted Warehouse Debt in a default or bankruptcy situation can be expected to seek payment first out of the collateral securing such Indebtedness, such existing Indebtedness is recourse to the Subsidiaries incurring such Indebtedness and certain of such Indebtedness is unconditionally guaranteed by the Company. Similarly, although the Company intends to use a portion of the proceeds from this Offering to pay off all its residual facilities, the Indenture will limit but not prohibit the Company's incurrence of Indebtedness secured by interest-only and residual certificates, and such Indebtedness would also be recourse to the Subsidiaries incurring such Indebtedness. Thus, if the value of the collateral securing any such Indebtedness was to be insufficient to repay such Indebtedness in full, the lenders could be entitled to seek payment of the shortfall, if any, from the Subsidiary incurring such Indebtedness, and in some cases, from the Company. See '--Dependence on Funding Sources--Dependence on Warehouse and Other Financing Sources.' The Indenture also will permit the Company and its Restricted Subsidiaries to incur substantial amounts of additional secured Indebtedness. At March 31, 1997 on a pro forma basis to give effect to the Offering and the application of the net proceeds therefrom, aggregate outstanding consolidated Indebtedness (including the current maturities thereof) of the Company would have been approximately $155.0 million, of which $3.3 million would have been secured Indebtedness to which the Notes and the Guarantees are effectively subordinated, and the Company would have been able to incur (based upon available collateral) an additional $76.6 million of Indebtedness (all of which is secured) under its existing credit facilities and warehouse facilities. In addition, assuming additional financing was available to the Company, it could have incurred an additional $51.1 million of Indebtedness (excluding Permitted Warehouse Debt) and complied with the covenants of the Indenture that will restrict incurrence of Indebtedness. See 'Capitalization.'




     The degree to which the Company is leveraged could have important consequences to the Holders of the Notes, including: (i) the Company may be more vulnerable to adverse general economic and industry conditions; (ii) the Company may find it more difficult to obtain additional financing for future working capital, capital expenditures, acquisitions, general corporate purposes or other purposes; and (iii) the Company will have to dedicate a substantial portion of the Company's cash flows from operations to the payment of principal and interest on Indebtedness (a substantial portion of which may become due prior to the maturity of the Notes), thereby reducing the funds available for operations and future business opportunities.



     The Company's ability to sustain its growth and make payments of principal or interest on, or to refinance, its Indebtedness (including the Notes) will depend on its future operating performance, and its ability to effect additional securitizations and debt and/or equity financing, which to a certain extent is subject to economic, financial, competitive and other factors beyond its control. If the Company is unable to generate sufficient cash flow in the future to service its debt, it may be required to refinance all or a portion of its existing debt, including the Notes, or to obtain additional financing. There can be no assurance that any such refinancing would be available or that any additional financing could be obtained on terms reasonably satisfactory to the Company. The inability to obtain additional financing could have a material adverse effect on the Company's ability to grow and on its ability to service debt, including the Notes. See '--Ability to Service Debt; Negative Cash Flows; Access to Capital Markets' and '--Dependence on Funding Sources--Dependence on Warehouse and Other Financing Sources.'

ABILITY TO SERVICE DEBT; NEGATIVE CASH FLOWS; ACCESS TO CAPITAL MARKETS


     There can be no assurance that the cash available from operations and financing activities will be sufficient to enable the Company to make required interest payments on the Notes and interest and principal payments on its other debt obligations. The Company may encounter liquidity problems which could affect its ability to meet such obligations while attempting to withstand competitive pressures or adverse economic conditions. In such circumstances, the value of the Notes could be materially adversely affected.



     The Company requires substantial amounts of cash to fund its loan origination, purchase and securitization activities. The Company has operated, and expects to continue to operate, on a negative cash flow basis due to increases in the volume of loan originations and purchases and due to the growth of its securitization program. In a securitization, the Company recognizes a gain on sale of the loans securitized upon the closing of the securitization and incurs significant associated taxes (both current and deferred) and expenses but does not receive the cash representing such gain until it receives the cash flows from the interest-only and residual certificates and from servicing of the loans, which are payable over the actual life of the loans securitized. For the three months ended March 31, 1997 and the year ended December 31, 1996, the Company operated on this negative cash flow basis using $11.4 million and $42.0 million, respectively, in operating activities; this negative cash flow is expected to increase for the foreseeable future as, and to the extent, the Company continues to grow.



     Currently, the Company's primary cash requirements include the funding of
(i) mortgage originations and purchases pending their pooling and sale, (ii) the points and expenses paid in connection with the acquisition of Brokered and Correspondent Loans, (iii) interest expense on warehouse, residual and other financing, (iv) fees, expenses and tax payments incurred in connection with its securitization program and (v) ongoing administrative and other operating expenses. The Company funds these cash requirements primarily through warehouse and other financing facilities, securitizations and whole loan sales, interest, servicing and other cash income and, subject to market conditions, debt and equity financings. The Company believes that the sources of liquidity, including the funds raised in this Offering, available to it should be sufficient to fund the Company's liquidity requirements for the next 12 months if the Company's future operations are consistent with management's current growth expectations. However, because the Company expects to continue to require substantial amounts of cash for the foreseeable future, it anticipates that it will need to effect debt or equity financings regularly, in addition to quarterly securitizations. The type, timing and terms of financing selected by the Company will be dependent upon the Company's cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. There can be no assurance that any such sources will be available to the Company at any given time or as to the favorableness of the terms on which such sources may be available. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'


DEPENDENCE ON FUNDING SOURCES


     Dependence on Warehouse and Other Financing Sources. The Company funds substantially all of the loans which it originates and purchases through borrowings under warehouse financing facilities and through repurchase agreements. The Company's borrowings are in turn repaid with the proceeds received by the Company from selling such loans through securitizations or whole loan sales. The Company's ability to implement its business strategy will require increased financing. Historically, the Company has relied upon a few lenders to provide the primary credit facilities for its loan originations and purchases. There can be no assurance that such financings will be available on terms reasonably satisfactory to the Company or at all. Any failure to renew or obtain adequate funding under these warehouse financing facilities or other financing arrangements, or any substantial reduction in the size of or increase in the cost of such facilities, could have a material adverse effect on the Company. Furthermore, the Indenture will impose certain restrictions on the

Company's ability to incur additional warehouse financing and will require the Company to achieve, and thereafter maintain, a specified amount of unencumbered interest-only and residual certificates, thereby precluding the Company's ability to access residual financing for a specified period and limiting its access to such financing until the Company reaches predetermined levels in accordance with the Indenture. Historically, the Company has relied upon residual financing agreements (credit facilities secured by interest-only and residual certificates) to fund the tax consequences of the recognition of the gains on sale when a securitization occurs and other working capital needs prior to receipt of any cash flow from the interest-only and residual certificates retained by the Company in its securitizations. Delta Funding Corporation has recently entered into the Credit Agreement with First Chicago. The Credit Agreement will be used primarily to finance mortgage loans held for sale and to fund recoverable servicing advances by Delta Funding Corporation, subject to specified sublimits set forth therein. To the extent that the Company is not successful in maintaining or replacing adequate financing, it would not be able to hold a large volume of loans pending securitization and therefore would have to curtail its loan production activities or sell loans either through whole loan sales or in smaller securitizations, thereby having a material adverse effect on the Company. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'



     Dependence on Securitizations. The Company relies significantly upon securitizations to generate cash proceeds for repayment of its warehouse facilities and to create availability to originate and purchase additional loans. Further, gains on sale of loans generated by the Company's securitizations represent a significant portion of the Company's revenues. The Company anticipates effecting loan securitizations on at least a quarterly basis. Several factors affect the Company's ability to complete securitizations, including conditions in the securities markets generally, conditions in the asset-backed securities market specifically, the credit quality of the Company's portfolio of loans and the Company's ability to obtain credit enhancement. Accordingly, if the Company were unable to securitize profitably a sufficient number of loans in a particular financial reporting period, then the Company's revenue, representing gain on sale, for such period would decline and could result in lower income or a loss for such period. In addition, unanticipated delays in closing securitizations could increase the Company's costs associated with carrying its loans during the warehousing period, including hedging costs. Any impairment of, or delay in, the Company's ability to complete securitizations could result in a material adverse effect on the Company.



     The Company has primarily relied on credit enhancements provided by monoline insurance carriers to guarantee outstanding investor certificates in the related trusts to enable it to obtain an AAA/Aaa rating for such investor certificates, having structured only one securitization based solely on the internal credit enhancements of the mortgage loan pool. Any substantial reductions in the size or availability of such insurance policies, or increases in the price charged by, or increases in the overcollateralization limits required by, the insurance companies issuing such policies, could have a material adverse effect on the Company. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources' and 'Business--Loans--Loan Sales.'


POTENTIAL CHANGE IN VALUATION OF INTEREST-ONLY AND RESIDUAL CERTIFICATES AND MORTGAGE SERVICING RIGHTS

     The Company sells substantially all of the loans that it originates or purchases through securitizations. The Company derives a substantial portion of its income by recording a gain on sale when loans are sold in such a manner. In a securitization, the Company receives as an investment the interest-only and residual certificates created as a result of such securitization. In addition, under Statement of Financial Accounting Standards ('SFAS') No. 125, 'Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities' ('SFAS No. 125'), the Company also recognizes as an asset the capitalized value of Mortgage Servicing Rights (including normal servicing and other ancillary fees). The Company calculates the value of its interest-only and residual certificates and Mortgage Servicing Rights based upon their fair values. The fair value of these assets is determined based on various economic factors, including loan types, balances, interest rates, dates of origination, terms and geographic locations. The Company also uses other available information applicable to the types of loans the Company originates and purchases, such as reports on prepayment rates, interest rates, collateral value, economic forecasts and historical default and prepayment rates of the portfolio under review. The Company estimates the expected cash flows that it will receive over the life of a portfolio of loans. These expected cash flows constitute the excess of the interest rate payable by the obligors of loans over the interest rate passed through to the purchasers of the related securities, less applicable recurring fees and credit losses. The Company discounts the expected cash flows using an interest rate that market participants would use for similar financial instruments. As of March 31, 1997, the Company's balance sheet reflected the fair value of interest-only and residual certificates of $101.9 million and Mortgage Servicing Rights of $13.4 million.

     Realization of the value of these interest-only and residual certificates and Mortgage Servicing Rights in cash is subject to the prepayment and loss characteristics of the underlying loans and to the timing and ultimate realization of the stream of cash flows associated with such loans. Significant prepayment or loss experience would impair the future cash flows of the interest-only and residual certificates and Mortgage Servicing Rights. If actual experience differs from the assumptions used in determination of the asset values, future cash flows and earnings could be negatively impacted and the Company could be required to write down the value of its interest-only and residual certificates and Mortgage Servicing Rights. No assurance can be given that the Company's receivables will not experience significant prepayments or losses or as to whether, and in what amounts, the Company in the future may have to write down the value of the interest-only and residual certificates or Mortgage Servicing Rights from its securitization transactions. In addition, if the prevailing interest rate rose, the required discount rate might also rise, resulting in impairment of the value of the interest-only and residual certificates and Mortgage Servicing Rights. The Company believes that there is no active market for the sale of its interest-only and residual certificates or its Mortgage Servicing Rights. No assurance can be given that these assets could be sold at their stated value on the balance sheet, if at all. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'


DELINQUENCIES; RIGHT TO TERMINATE SERVICING RIGHTS


     The forms of pooling and servicing agreements entered into in connection with the Company's securitizations set forth certain conditions under which the insurer or the trustee of a particular securitization can terminate the Company's right to act as servicer. If, at any measuring date, the loss and delinquency performance of the mortgage loans in the securitization exceeds certain levels, the monoline insurance company may terminate the Company's servicing rights. Although the insurer has the right to terminate servicing with respect to three of the Company's securitizations (including one in which the Company sold all of the residual interests), to date, no servicing rights have been terminated. There can be no assurance that the Company's servicing rights with respect to the mortgage loans in such securitizations, or any other securitization which exceeds the specified limits in future periods, will not be terminated in the future. The monoline insurer has other rights to terminate servicing if the Company were to breach its obligations under the pooling and servicing agreements, losses on foreclosure were to exceed specified limits, the insurance company was required to make payments under its policy or the Company failed to meet certain financial tests, including a minimum net worth test. Under some of the Company's servicing agreements, a failure by the Miller family to continue to own, directly or indirectly, a majority of the Company's outstanding voting stock may result in a termination event. None of these events has occurred with respect to any of the Company's securitizations. Any termination of the Company's right to act as servicer under a securitization would materially and adversely affect its ability to engage in future securitizations which would have a material adverse effect on the Company.



     In addition, high delinquency rates have a negative impact on cash flows. Provisions in the pooling and servicing agreements have the effect of requiring the overcollateralization account, which is primarily funded by Excess Servicing from the loans held in the trust, to be increased to certain specified levels when delinquency rates exceed predetermined limits. As of March 31, 1997, the Company was required to maintain an additional $1.8 million in overcollateralization accounts as a result of delinquency rates in two securitizations being higher than the predetermined limits set in the respective pooling and servicing agreements. No assurance can be given that future delinquencies will not increase or that any such increase will not have a material adverse effect on the Company.


CONTINGENT RISKS


     Although the Company sells substantially all of the loans that it originates and purchases on a nonrecourse basis, the Company retains some degree of credit risk on all loans originated or purchased. During the period of time that loans are held pending sale, the Company is subject to the various business risks associated with lending, including the risk of borrower default, the risk of foreclosure and the risk that an increase in interest rates would result in a decline in the value of loans to potential purchasers. The Company's securitizations generally require the use of the excess cash flow distributions related to the residual certificates to accelerate the amortization of certificate holders' principal balances relative to the amortization of the mortgage loans held by the trust up to certain overcollateralization limits. The resulting overcollateralization serves as credit enhancement for the related trust and therefore are available to absorb losses realized on loans held by such trust. Generally, the form of credit enhancement agreement entered into in connection with securitization transactions contains specified limits on the delinquency, default and loss rates on the receivables included in each trust. If, at any measuring date, the delinquency, default or loss rate with respect to any trust were to exceed the specified delinquency, default and loss rates, excess cash flow from the trust, if any, would be used to fund the increased overcollateralization limit instead of being distributed to the Company, which would have a material adverse effect on the Company's cash flow. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.' In addition, when borrowers are delinquent in making monthly payments on loans included in a securitization, the Company is required to advance interest payments with respect to such delinquent loans to the extent that the Company deems such advances ultimately recoverable. These advances require funding from the Company's capital resources but have priority of repayment from the succeeding month's collections. Lastly, agreements governing securitizations, including the Company's securitizations, require the seller to commit to repurchase or replace loans that do not conform to the representations and warranties made by the seller at the time of sale. To date, the Company has not been required to repurchase or replace a loan due to a violation of a representation or warranty; however, there can be no assurance that in future the Company will not be required to repurchase or replace a loan.


     Prior to 1991, the Company combined mortgage loans into pools and sold these pools as well as individual mortgage loans directly to a network of commercial banks, savings and loans, insurance companies, pension funds and accredited investors. The Company generally sold these pools or individual loans with recourse whereby the Company is obligated to repurchase any loan if it defaults and the related mortgaged property becomes a REO property. This obligation is subject to various terms and conditions, including, in some instances, a time limit. At March 31, 1997, $18.0 million, or 1.6%, of the Company's $1.1 billion servicing portfolio was subject to be repurchased in the future should such loans become REO properties.


     In the ordinary course of its business, the Company is subject to claims made against it by borrowers and private investors arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of employees, officers and agents of the Company (including its appraisers), incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business. The Company believes that the liability with respect to any currently asserted claims or legal actions is not likely to be material to the Company's financial condition or results of operations; however, any claims asserted in the future may result in legal expenses or liabilities which could have a material adverse effect on the Company.


RESTRICTIVE COVENANTS

     The instruments governing the Indebtedness of the Company, including the Indenture, impose significant operating and financial restrictions on the Company. Such restrictions will affect, and in many respects significantly limit or prohibit, among other things, the ability of the Company to incur additional Indebtedness, pay dividends, repay Indebtedness prior to its stated maturity, sell assets or engage in mergers or acquisitions. See 'Description of the Notes--Certain Covenants.' These restrictions could also limit the ability to the Company to effect future financings, make needed capital expenditures, withstand a future downturn in the business or the economy, or otherwise conduct necessary corporate activities.

FRAUDULENT CONVEYANCES CONSIDERATIONS


     Under applicable provisions of federal bankruptcy law or comparable provisions of state fraudulent conveyance law, if, among other things, the Company or any of the Subsidiary Guarantors, at the time it incurred the indebtedness evidenced by the Notes or its Subsidiary Guarantee, as the case may be, (i) (a) was or is insolvent or rendered insolvent by reason of such occurrence or (b) was or is engaged in a business or transaction for which the assets remaining with the Company or such debts as they mature, and (ii) the Company or such Subsidiary Guarantor received or receives less than the reasonably equivalent value of fair consideration for the incurrence of such indebtedness, the Notes and the Subsidiary Guarantees could be voided, or claims in respect of the Notes or such Subsidiary Guarantees could be subordinated to all other debts of the Company or such Subsidiary Guarantors, as the case may be. In addition, the payment of interest and principal by the Company pursuant to the Notes or the payment of amounts by a Subsidiary Guarantor pursuant to a

Subsidiary Guarantee could be voided and required to be returned to the person making such payment, or to fund for the benefit of the creditors of the Company or such Subsidiary Guarantor, as the case may be.

     The measures of insolvency for purposes of the foregoing considerations will vary depending upon the law applied in any proceeding with respect to the foregoing. Generally, however, the Company or a Subsidiary Guarantor would be considered insolvent if (i) the sum of its debts, including contingent liabilities, were greater than the saleable value of all of its assets at a fair valuation or if the present saleable value of its assets were less than the amount of its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature or (ii) it could not pay its debts as they become due.


     To the extent any Subsidiary Guarantees were voided as a fraudulent conveyance or held unenforceable for another reason, Holders of the Notes would cease to have any claim in respect of such Subsidiary Guarantor and would be creditors solely of the Company and any Subsidiary Guarantor whose Subsidiary Guarantee was not avoided or held unenforceable. In such event, the claims of the Holders of the Notes against the issuer of an invalid Subsidiary Guarantee would be subject t o the prior payment of all liabilities and preferred stock claims of such Subsidiary Guarantor. There can be no assurance that, after providing for all prior claims and preferred stock interests, if any, there would be sufficient assets to satisfy the claims of the Holders of the Notes relating to any voided portions of any Subsidiary Guarantees. The Company is a holding company whose material assets consist primarily of the capital stock of the Subsidiary Guarantors. Consequently the Company is dependent upon dividends paid by the Subsidiary Guarantors to pay its operating expenses, service its debt obligations, including the Notes, and satisfy any mandatory repurchase obligations relating to the Notes, as a result of a Change of Control or sale or other disposition of certain assets. See 'Description of the Notes' and 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'


     On the basis of historical financial information, recent operating history as discussed in 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and other factors, the Company and each Subsidiary Guarantor believes that, after giving effect to the indebtedness incurred in connection with the Offering, it (i) will not be insolvent, will not have unreasonably small capital for the businesses in which it is engaged and will not incur debts beyond its ability to pay such debts as they mature and (ii) will have sufficient assets to satisfy any probable money judgment against it in any pending action. There can be no assurance, however, as to what standard a court would apply in making such determination.

ECONOMIC CONDITIONS



     General. The Company's business may be adversely affected by periods of economic slowdown or recession which may be accompanied by decreased demand for consumer credit and declining real estate values. In the mortgage business, any material decline in real estate values reduces the ability of borrowers to use the equity in their homes to support borrowings and increases the loan-to-value ratios of loans previously made by the Company, thereby weakening collateral coverage and increasing the possibility of a loss in the event of default. Delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions, however, delinquencies, foreclosures and losses have also increased during recent periods of economic growth and there can be no assurance that delinquencies, foreclosures and losses will not increase in the future during periods of continued economic growth.


     Because of the Company's focus on credit-impaired borrowers in the home equity loan market, the actual rates of delinquencies, foreclosures and losses on such loans could be higher under adverse economic conditions than delinquencies, foreclosures and losses currently experienced in the mortgage lending industry in general. In addition, in an economic slowdown or recession, the Company's actual costs of servicing the loans may increase without an increase in the servicing fee paid to the Company under its securitizations. Any sustained period of increased delinquencies, foreclosures, losses or increased costs could adversely affect the Company's ability to sell, and could increase the cost of selling, loans through securitization or on a whole loan basis, which could adversely affect the Company.


     Interest Rates. The Company's profitability may be directly affected by the levels of and fluctuations in interest rates, which affect the Company's ability to earn a spread between interest received on its loans and the costs of borrowing. The profitability of the Company is likely to be adversely affected during any period of unexpected or rapid changes in interest rates. For example, a substantial or sustained increase in interest rates could adversely affect the ability of the Company to originate and purchase loans and would reduce the value of loans that were originated prior to such increase. A significant decline in interest rates could decrease the size of the Company's loan servicing portfolio by increasing the level of loan prepayments. Higher than anticipated rates of loan prepayments or losses could require the Company to write down the value of such Excess Servicing, adversely impacting the Company.



     Fluctuating interest rates also may affect the net interest income earned by the Company, resulting from the difference between the yield to the Company on fixed rate loans held pending sale and the interest paid by the Company for funds borrowed at variable rates under the Company's warehouse financing facilities. While the Company monitors the interest rate environment and currently employs a hedging strategy designed to mitigate the impact of changes in interest rates, there can be no assurance that the profitability and cash flow of the Company would not be adversely affected during any period of changes in interest rates. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Hedging' and '--Inflation and Interest Rates.'


MANAGEMENT OF RAPID GROWTH


     Since January 1, 1995, the Company has expanded into new geographic regions and products and substantially increased its volume of loans originated and purchased. The Company recently completed its initial public offering and the Fidelity Mortgage acquisition. In light of such growth, the historical financial performance of the Company may be of limited relevance in predicting future performance. Any credit or other problems associated with the large number of loans originated and purchased in the recent past would not become apparent until sometime in the future. The Company's continued growth and expansion will place additional pressures on the Company's personnel and systems. Any future growth may be limited by, among other things, the Company's need for continued funding sources, access to capital markets, ability to retain and attract qualified personnel, sensitivity to economic slowdowns, fluctuations in interest rates and competition from other consumer finance companies and from new market entrants. There can be no assurance that the Company will successfully obtain or apply the human, operational and financial resources needed to manage a developing and expanding business. Failure by the Company to manage its growth effectively, or to sustain its historical levels of performance in credit analysis and transaction structuring with respect to the increased loan origination and purchase volume, could have a material adverse effect on the Company. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and 'Business--Business Strategy.'



     With its acquisition of Fidelity Mortgage during the first quarter of 1997, the Company expanded its origination network to include the retail solicitation of home equity loans. The Company acquired Fidelity Mortgage with the expectation that the acquisition would result in beneficial synergies, with Fidelity Mortgage providing a dedicated source of mortgage loans for Delta Funding Corporation's securitization pools and for its servicing arm, and Delta Financial Corporation providing capital to Fidelity Mortgage for the expansion of its retail network. There is no assurance that the integration of these operations will be accomplished smoothly or successfully. Although all the key senior managers of Fidelity Mortgage have remained with Fidelity Mortgage and entered into employment contracts, the integration of the operations of Fidelity Mortgage will require the dedication of certain management resources of Delta. The inability to integrate successfully the Fidelity Mortgage business in a timely manner could adversely affect the Company.




     As part of its general business strategy the Company regularly evaluates potential acquisition candidates. See 'Business--Business Strategy.' There can be no assurance that any such additional acquisitions will be consummated, that satisfactory terms or financing, if necessary, will be negotiated or that, if consummated, any acquired business will be integrated successfully into the Company's operations.


COMPETITION

     As an originator and purchaser of mortgage loans, the Company faces intense competition, primarily from mortgage banking companies, commercial banks, credit unions, savings and loans, credit card issuers and finance companies. Many of these competitors in the financial services business are substantially larger and have more capital and other resources than the Company. Competition can take many forms, including convenience in obtaining a loan, service, marketing and distribution channels and interest rates. Competition may be affected by fluctuations in interest rates and general economic conditions. During periods of rising rates, competitors which have 'locked in' low borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit the Company's borrowers to refinance their loans. During economic slowdowns or recessions, the Company's borrowers may have new financial difficulties and may be receptive to offers by the Company's competitors. Furthermore, the current level of gains realized by the Company and its competitors on the sale of the type of loans originated and purchased is attracting additional competitors into this market with the effect of lowering the gains that may be realized by the Company on future loan sales. In addition, greater investor acceptance of securities backed by loans comparable to the Company's mortgage loans and greater availability of information regarding the prepayment and default experience of such loans creates greater efficiencies in the market for such securities. Such efficiencies may create a desire for even larger transactions giving companies with greater volumes of originations a competitive advantage. In addition, a more efficient market for such securities may lead certain investors to purchase securities backed by other types of assets where potential returns may be greater.


     Furthermore, certain large national finance companies, with greater capitalization and financial resources, and conforming mortgage originators have announced their intention to adapt their conforming origination programs and allocate resources to the origination of non-conforming loans. In addition, certain of these larger mortgage companies, commercial banks and savings and loans have begun to offer products similar to those offered by the Company, targeting customers similar to those of the Company. The entrance of these competitors into the Company's market could have a material adverse effect on the Company. See 'Business--Competition.'


DEPENDENCE ON BROKERS AND CORRESPONDENTS



     The Company depends primarily on brokers and correspondents for its originations and purchases of new loans. Most of these brokers and correspondents are not contractually obligated to do business with the Company. Further, the Company's competitors also have relationships with the Company's brokers and correspondents and actively compete with the Company in its efforts to expand its broker and correspondent networks. Accordingly, there can be no assurance that the Company will be successful in maintaining its existing relationships or expanding its broker and correspondent networks.



     The Company currently originates and purchases loans from a network of approximately 1,000 brokers and correspondents. However, the top 20 brokers and correspondents and the top broker accounted for approximately 48.2% and 11.4%, respectively, and 48.2% and 8.9%, respectively, of the total volume of loans originated and purchased for the year ended December 31, 1996 and for the three months ended March 31, 1997. Accordingly, the loss of a significant number of any of these brokers or correspondents could have a material adverse impact on the volume of loan originations and purchases and a resulting material adverse effect on the Company. See 'Business--Loans.'


CONCENTRATION OF OPERATIONS


     For the three months ended March 31, 1997 and the year ended December 31, 1996, 85.7% and 87.6%, respectively, of the aggregate principal balance of the mortgage loans originated or purchased by the Company were secured by properties located in 10 states, with New York and New Jersey together accounting for 56.1% and 62.0%, respectively, of total originations and purchases. Although the Company continues to expand its mortgage origination network in other regions of the country, the Company's origination business is likely to remain concentrated in the Northeast for the foreseeable future. Consequently, the Company's financial condition, results of operations and cash flows are dependent upon general trends in the economy and the residential real estate market in the Northeast. See 'Business--Loans.'


CREDIT-IMPAIRED BORROWERS


     The Company targets credit-impaired borrowers. Loans made to such borrowers generally entail a higher risk of delinquency and possibly higher losses than loans made to more creditworthy borrowers. No assurance can be given that the Company's underwriting policies and collection procedures will alleviate such risks. In the event that pools of loans warehoused, sold and serviced by the Company experience higher delinquencies, foreclosures or losses than anticipated, the Company would be adversely affected. See 'Business--Loans.'

LEGISLATIVE AND REGULATORY RISK; LEGAL PROCEEDINGS

     Members of Congress and government officials from time to time have suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for loans of the kind offered by the Company.


     The Company's business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. The Company's consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), the Federal Equal Credit Opportunity Act and Regulation B, as amended ('ECOA'), the Fair Credit Reporting Act of 1994, as amended, the Federal Real Estate Settlement Procedures Act ('RESPA') and Regulation X, the Home Mortgage Disclosure Act and the Federal Debt Collection Practices Act, as well as other federal and state statutes and regulations affecting the Company's activities. The Company is also subject to the rules and regulations of, and examinations by, the Department of Housing and Urban Development ('HUD') and state regulatory authorities with respect to originating, processing, underwriting, selling and servicing loans. These rules and regulations, among other things, impose licensing obligations on the Company, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions. There can be no assurance that the Company will maintain compliance with these requirements in the future without additional expenses, or that more restrictive local, state or federal laws, rules and regulations will not be adopted that would make compliance more difficult for the Company. See 'Business--Regulation.'



     Several class-action lawsuits have been filed recently against a number of consumer finance companies, including one against the Company, alleging that the compensation of mortgage brokers through the payment of yield spread premiums violates various federal and state consumer protection laws. Although management believes the Company has meritorious defenses and intends to defend this suit, the Company cannot estimate with any certainty its ultimate legal or financial liability, if any, with respect to the alleged claims. No assurance can be given that a negative outcome in this suit will not have a material adverse effect on the Company. See 'Business--Legal Proceedings.'


DEPENDENCE ON KEY PERSONNEL


     The Company's growth and development to date has been largely dependent upon the services of Sidney A. Miller, Hugh Miller and other key members of management. The Company has employment agreements with both persons, as well as with certain other members of senior management. Although the Company has been able to hire and retain other qualified and experienced management personnel, the loss for any reason of the services of one or more key members of management could have a material adverse effect on the Company. See 'Management--Employment Agreements; Key-Man Life Insurance.'


CONTROL BY PRINCIPAL STOCKHOLDERS


     As of June 5, 1997, the Company's principal stockholders, members of the Miller family, beneficially own an aggregate of 67.8% of the outstanding shares of the Company's common stock. Accordingly, such persons, if they were to act in concert, would have majority control of the Company with the ability to approve certain fundamental corporate transactions (including mergers, consolidations and asset sales), to elect all members of the Board of Directors and to appoint new management. As long as the Millers are the controlling stockholders of the Company, third parties will not be able to gain control of the Company through purchases of common stock not beneficially owned or otherwise controlled by the Millers. The directors elected by the Millers will have the authority to effect decisions affecting the capital structure of the Company, including the issuance of additional capital stock, the implementation of stock repurchase programs and the declaration of dividends. See 'Description of the Notes--Repurchase at the Option of Holders--Change of Control' and 'Principal Stockholders.'

POSSIBLE ENVIRONMENTAL LIABILITIES


     In the ordinary course of its business, the Company from time to time forecloses on properties securing loans. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances or chemical releases at such property and may be held liable to a governmental entity or to third parties for property damage, personal injury, and investigation and cleanup costs incurred by such parties in connection with the contamination. Such laws typically impose cleanup responsibility. Liability under such laws has been interpreted to be joint and several unless the harm is divisible, and there is a reasonable basis for allocation of responsibility. The costs of investigation, remediation or removal of such substances may be substantial, and the presence of such substances, or the failure to properly remediate such property, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. Persons who arrange for the disposal or treatment of hazardous or toxic substances also may be liable for the costs of removal or remediation of such substances at a disposal or treatment facility, whether or not the facility is owned or operated by such person. In addition, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such property. See 'Business--Environmental Matters.' Although the Company has not incurred material costs or liabilities with respect to such matters to date, there can be no assurance that any such material costs or liabilities will not arise in the future.


ABSENCE OF PUBLIC MARKET FOR THE NOTES

     There is no public market for the Notes, and the Company does not intend to list the Notes on any national securities exchange. The Company has been advised by the Underwriters that, following completion of the Offering, they intend to make a market in the Notes; however, they are under no obligation to do so and market-making activities with respect to the Notes may be discontinued at any time without notice. There can be no assurance as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If such a market were to develop, the Notes could trade at prices that may be higher or lower than the initial offering price thereof depending on a number of factors, including prevailing interest rates, the Company's operating results and markets for similar securities. If an active public market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected. See 'Underwriting.'

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes offered hereby
are estimated to be $            , after deducting the underwriting discounts
and commissions and estimated offering expenses.


     The net proceeds will be used (i) to pay off all residual financing agreements (approximately $57.5 million as of March 31, 1997), see 'Underwriting,' (ii) to repay amounts outstanding under certain of Company's warehouse lines of credit (approximately $51.8 million as of March 31, 1997),
(iii) to fund future loan originations and purchases, (iv) to support securitization transactions, (v) to fund expansion of Fidelity Mortgage's retail network and (vi) for general corporate purposes, including to fund acquisitions. Currently, the Company has no agreement or understanding with respect to any acquisition.


     Pending their ultimate application, net proceeds will be invested in short-term, investment grade, interest-bearing securities and deposit accounts.

                                 CAPITALIZATION

     The following table shows the capitalization of the Company at March 31, 1997 and as adjusted, to give pro forma effect to the Offering and the anticipated application of the net proceeds therefrom. See 'Use of Proceeds.' This table should be read in conjunction with the Company's consolidated financial statements and the notes thereto included elsewhere herein.

                                                                 MARCH 31, 1997
                                                          ---------------------------
                                                        ACTUAL            PRO FORMA AS ADJUSTED
                                                ----------------------    ----------------------
                                                             (DOLLARS IN THOUSANDS)
DEBT:
Warehouse financing and other
  borrowings(1)..............................          $112,507                  $  3,290
Bank payable.................................             1,696                     1,696
      % Senior Notes due 2004................                --                   150,000
                                                    -----------               -----------
  Total debt.................................          $114,203                  $154,986
                                                    -----------               -----------
                                                    -----------               -----------

STOCKHOLDERS' EQUITY:
Common Stock, $.01 par value; 49,000,000
  shares authorized; 15,372,288 shares
  outstanding, actual and pro forma..........               154                       154
Preferred Stock, $.01 par value; 1,000,000
  shares authorized; no shares outstanding...                --                        --
Additional paid-in capital...................            93,468                    93,468
Retained earnings............................             9,402                     9,402
                                                    -----------               -----------
  Total stockholders' equity.................           103,024                   103,024
                                                    -----------               -----------
     Total capitalization....................          $217,227                  $258,010
                                                    -----------               -----------
                                                    -----------               -----------

------------------
(1) Includes aggregate residual financing of $57,454 and $0 outstanding under working capital lines of credit.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

     The following table sets forth historical selected consolidated financial and operating data of the Company as of December 31, 1992, 1993, 1994, 1995 and 1996 and for each of the years in the five year period ended December 31, 1996 and as of March 31, 1996 and 1997 and for each of the three month periods then ended.

     The following selected consolidated income statement data for the years ended December 31, 1994, 1995 and 1996 and the consolidated balance sheet data as of December 31, 1995 and 1996 are derived from the Company's audited consolidated financial statements and notes thereto included elsewhere herein audited by KPMG Peat Marwick LLP, independent public accountants, as set forth in their report also included elsewhere herein. The selected consolidated income statement data for the year ended December 31, 1992 and 1993 and the selected consolidated balance sheet data as of December 31, 1992, 1993 and 1994 are derived from the Company's audited consolidated financial statements not included herein.

     The financial data for the Company as of and for the three months ended March 31, 1996 and 1997 have been derived from unaudited consolidated financial statements of the Company. The consolidated unaudited financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the financial information for the interim periods. Results of operations for the three months ended March 31, 1997 are not necessarily indicative of the results to be expected for 1997.

     The information set forth below should be read in conjunction with 'Management's Discussion and Analysis of Financial Condition and Results of Operations' and all of the consolidated financial statements, notes thereto and other financial information included elsewhere in this Prospectus.

                                                                                              THREE MONTHS
                                                                                                 ENDED
                                                      YEAR ENDED DECEMBER 31,                  MARCH 31,
                                          -----------------------------------------------   ----------------
                                           1992      1993      1994      1995      1996      1996     1997
                                          -------   -------   -------   -------   -------   ------   -------
                                                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

INCOME STATEMENT DATA:
Revenues:
  Net gain on sale of mortgage loans....  $ 4,757   $ 7,639   $ 6,661   $15,383   $46,525   $  103   $17,314

  Interest..............................   13,402     9,156     9,839    13,588    16,372    3,967     5,559
  Servicing fees........................    1,892     2,101     2,183     2,855     5,368    1,015     1,392
  Other.................................    5,413     3,617     3,114     4,309     5,266      219     3,040
                                          -------   -------   -------   -------   -------   ------   -------
    Total revenues......................  $25,464   $22,513   $21,797   $36,135   $73,531   $5,304   $27,305
                                          -------   -------   -------   -------   -------   ------   -------
Expenses:
  Payroll and related costs.............  $10,713   $ 9,268   $ 8,815   $12,876   $16,509   $1,373   $ 7,496
  Interest..............................    4,536     2,915     3,735     7,964    11,298    2,401     3,170
  General and administrative............    6,905     6,670     7,238    10,709    12,236    1,842     4,399
                                          -------   -------   -------   -------   -------   ------   -------
    Total expenses......................  $22,154   $18,853   $19,788   $31,549   $40,043   $5,616   $15,065
                                          -------   -------   -------   -------   -------   ------   -------
  Income (loss) before income taxes and
    extraordinary item..................  $ 3,310   $ 3,660   $ 2,009   $ 4,586   $33,488   $ (312)  $12,240
  Provision for income taxes(1).........       --        --        --        --     9,466       44     5,250
                                          -------   -------   -------   -------   -------   ------   -------
  Income (loss) before extraordinary
    item................................  $ 3,310   $ 3,660   $ 2,009   $ 4,586   $24,022   $ (356)  $ 6,990
  Extraordinary item:
    Gain on extinguishment of debt......       --        --        --        --     3,168       --        --
                                          -------   -------   -------   -------   -------   ------   -------
  Net income (loss).....................  $ 3,310   $ 3,660   $ 2,009   $ 4,586   $27,190   $ (356)  $ 6,990
                                          -------   -------   -------   -------   -------   ------   -------
                                          -------   -------   -------   -------   -------   ------   -------

UNAUDITED PRO FORMA INFORMATION:
Provision for pro forma income taxes
  before extraordinary item(1)(2).......  $ 1,423   $ 1,574   $   864   $ 1,972   $14,400   $ (134)      n/a
                                          -------   -------   -------   -------   -------   ------
Pro forma income (loss) before
  extraordinary item(1)(2)..............  $ 1,887   $ 2,086   $ 1,145   $ 2,614   $19,088   $ (178)      n/a
                                          -------   -------   -------   -------   -------   ------
                                          -------   -------   -------   -------   -------   ------

                                                                                                            THREE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                                    MARCH 31,
                             -----------------------------------------------------------------------    --------------------------
                                1992           1993           1994           1995           1996           1996           1997
                             -----------    -----------    -----------    -----------    -----------    -----------    -----------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

PER SHARE DATA:
Pro forma earnings (loss)

  per share of common
  stock(1)(2)(3)(4).......   $      0.15    $      0.17    $      0.09    $      0.21    $      1.46    $     (0.01)   $      0.45
                             -----------    -----------    -----------    -----------    -----------    -----------    -----------
                             -----------    -----------    -----------    -----------    -----------    -----------    -----------
Pro forma weighted average
  number of shares
  outstanding(4)..........    12,629,182     12,629,182     12,629,182     12,629,182     13,083,327     12,629,182     15,420,883
                             -----------    -----------    -----------    -----------    -----------    -----------    -----------
                             -----------    -----------    -----------    -----------    -----------    -----------    -----------
CASH FLOW DATA(1):
(Used in) provided by
  operating activities....   $    (5,057)   $     8,780    $   (10,160)   $   (23,903)   $   (42,025)   $  (108,880)   $   (11,437)
(Used in) investing
  activities..............           (44)           (64)          (917)        (1,207)        (2,283)          (228)        (4,335)
Provided by (used in)
  financing activities....         2,893         (7,139)        13,460         32,388         46,414        101,863         16,142
Net increase (decrease) in
  cash and cash
  equivalents.............        (2,208)         1,577          2,383          7,278          2,106         (7,245)           370

OPERATING DATA:
Loans originated or
  purchased:
  Brokered Loans(5).......   $    66,553    $    76,220    $    81,407    $   175,738    $   321,733    $    66,389    $   114,063
  Correspondent Loans.....        10,080         26,844         38,341        112,065        337,033         49,373        122,679
                             -----------    -----------    -----------    -----------    -----------    -----------    -----------
    Total.................   $    76,633    $   103,064    $   119,748    $   287,803    $   658,766    $   115,762    $   236,742
                             -----------    -----------    -----------    -----------    -----------    -----------    -----------
                             -----------    -----------    -----------    -----------    -----------    -----------    -----------
Average principal balance
  per loan................            51             60             67             74             78             78             81
Weighted average interest
  rate....................         13.5%          12.9%          12.1%          11.8%          11.4%          11.0%          11.3%
Combined weighted average
  initial loan-to-value
  ratio...................         47.8%          51.7%          55.2%          63.2%          68.8%          67.4%          71.0%
Percent of loans secured
  by first mortgages......         71.5%          81.1%          88.0%          89.6%          93.8%          94.1%          93.6%
Loan sales:
  Loans sold through
    securitizations.......   $    64,102    $    88,943    $    90,000    $   229,998    $   615,000    $        --    $   235,000
  Whole loan sales........         1,031          8,708         11,950         17,615         15,273          6,899             --
                             -----------    -----------    -----------    -----------    -----------    -----------    -----------
    Total.................   $    65,133    $    97,651    $   101,950    $   247,613    $   630,273    $     6,899    $   235,000
                             -----------    -----------    -----------    -----------    -----------    -----------    -----------
Total loans serviced......   $   273,788    $   292,700    $   310,229    $   468,846    $   932,958    $   536,864    $ 1,110,999
                             -----------    -----------    -----------    -----------    -----------    -----------    -----------

DELINQUENCY DATA:
Total delinquencies as a
  percentage of loans
  serviced (period
  end)(6).................        19.96%         13.49%         11.44%         10.64%          8.37%          7.50%          7.98%
Defaults as a percentage

  of loans serviced
  (period end)(7).........         3.76%          5.35%          7.32%          5.87%          4.33%          5.91%          4.35%
Net losses as a percentage
  of average loans
  serviced................         0.02%          0.03%          0.23%          0.57%          0.43%          0.15%          0.09%

FINANCIAL RATIOS:
Ratio of earnings to fixed
  charges(8)..............          1.73           2.26           1.54           1.58           3.96           0.87           4.86
Ratio of indebtedness to
  total
  capitalization(9).......          0.58           0.56           0.60           0.64           0.35           0.64           0.37



                                                          DECEMBER 31,                                          MARCH 31,
                             -----------------------------------------------------------------------    --------------------------
                                1992           1993           1994           1995           1996           1996           1997
                             -----------    -----------    -----------    -----------    -----------    -----------    -----------
                                                         (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
BALANCE SHEET DATA:
Loans held for sale.......     $47,079        $41,703        $48,833       $  63,816      $  83,677      $ 171,999      $  77,769
Interest-only and residual
  certificates............          --          2,204          7,514          25,310         83,073         25,317        101,858
Capitalized mortgage
  servicing rights........       5,705          3,491          2,421           3,831         11,412          3,534         13,448
Total assets..............      80,775         81,143         98,589         139,612        232,736        240,719        257,356
Warehouse financing and
  other borrowings........      42,659         36,780         52,491          82,756         95,482        184,964        112,507
Investor payables.........       4,959          8,687         11,091          14,272         22,569         13,638         20,770
Total liabilities.........      54,891         52,793         70,425         109,779        139,218        211,422        154,332
Stockholders' equity......      25,884         28,350         28,164          29,833         93,518         29,297        103,024


------------------
 (1) Prior to October 31, 1996, Delta Funding Corporation was treated as an S corporation for federal and state income tax purposes. As a result, the Company's historical earnings prior to such date had been taxed directly to the Former Shareholders and not to the Company. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Termination of S Corporation Status and Income Taxes.'

                                              (Footnotes continued on next page)

(Footnotes continued from previous page)


 (2) Pro forma presentation reflects a provision for income taxes, as if the Company had been a C corporation since inception, at an assumed tax rate of 43%.

 (3) Figures for the three months ended March 31, 1997 are actual.

 (4) Reflects the effect of 10,653,000 shares of common stock issued to the Former Shareholders and the effect of the issuance of 4,600,000 shares of common stock issued in the Company's initial public offering; 1,976,182 of which are treated as if they had always been outstanding to give effect to certain distributions paid to the Former Shareholders in connection with termination of S corporation status.

 (5) Includes $8.1 million of retail loans originated by Fidelity Mortgage during the three months ended March 31, 1997.

 (6) Represents the percentages of account balances contractually past due 30 days or more, exclusive of loans in foreclosure and REO.

 (7) Represents the percentages of account balances on loans in foreclosure and REO.

 (8) For the purpose of determining the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges; fixed charges consist of interest expense.


 (9) Represents the ratio of (i) total debt, exclusive of warehouse financing, to (ii) the sum of total stockholders' equity and total debt, exclusive of warehouse financing.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

GENERAL

  Overview

     The Company is a specialty consumer finance company engaged in the business of originating, acquiring, selling and servicing mortgage loans secured primarily by one- to four-family residences. Delta has focused on lending to individuals who generally have impaired or limited credit profiles or higher debt to income ratios and typically have substantial equity in their homes. The Company primarily generates revenue from gain on sale of loans sold through securitizations, gains recognized from premiums on loans sold through whole loan sales, interest earned on loans held for sale, origination fees received as part of the loan application process and fees earned from servicing loans.

  Recent Growth

     The Company has experienced significant growth in the last few years, particularly since January 1, 1995. Management believes that this growth is primarily attributable to (i) the Company's geographic expansion of its operations, (ii) the Company's further penetration into its established markets and (iii) the Company's increased access to additional funding sources through larger warehouse agreements which enabled the Company to accumulate larger pools of loans for sales through securitizations.

     In connection with its geographic expansion, the Company has continued to focus on developing loan production from brokers and correspondents. The Company has followed a two-pronged approach to increase the volume of loan originations from these sources. The Company employs business development representatives to initiate and expand relationships with brokers and correspondents. In addition, the Company uses its loan officers and correspondent underwriters to maintain and strengthen existing relationships. The Company is also committed to developing and growing the Fidelity Mortgage retail origination network. There can be no assurance that the Company will continue to grow significantly in the future. Any future growth will be limited by, among other things, the Company's need for continued funding sources, access to capital markets, sensitivity to economic slowdowns, ability to attract and retain qualified personnel, fluctuations in interest rates and competition from other consumer finance companies and from new market entrants. To date, the Company has not experienced any significant seasonal variations in loan originations and purchases.

     The Company's recent and rapid growth may have a somewhat distortive impact on certain of the Company's ratios and financial statistics and may make period-to-period comparisons difficult. In light of the Company's growth, historical performance of the Company's earnings may be of limited relevance in predicting future performance. Furthermore, the Company's financial statistics may not be indicative of the Company's results in future periods. Any credit or other problems associated with the large number of loans originated and purchased in the recent past may not become apparent until sometime in the future.

  Operating Cash Flow


     The Company has operated, and expects to continue to operate, on a negative cash flow basis due to increases in the volume of loans purchased and originated and due to the growth of its securitization program. Currently, the Company's primary operating cash uses include the funding of (i) mortgage originations and purchases pending their pooling and sale, (ii) the points and expenses paid in connection with the acquisition of Brokered and Correspondent Loans, (iii) interest expense on warehouse, residual and other financing, (iv) fees, expenses and tax payments incurred in connection with the securitization program and (v) ongoing administrative and other operating expenses. The Company's primary operating sources of cash are (i) Excess Servicing received in each period, (ii) cash payments of contractual and ancillary servicing revenues received by the Company in its capacity as servicer for securitized loans, (iii) interest income on loans held for sale and certain cash balances and (iv) income received in connection with its broker and retail originations.

     The table below summarizes cash flows generated by and used in operating activities:

                                                                                                  THREE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,               MARCH 31,
                                                             --------------------------------    ---------------------
                                                               1994        1995        1996        1996         1997
                                                             --------    --------    --------    ---------    --------
                                                                              (DOLLARS IN THOUSANDS)
OPERATING CASH INCOME:
  Excess cash flow from securitization trusts.............   $    912    $  1,612    $  3,238    $     888    $  3,676
  Servicing fees received.................................      2,267       2,539       5,012          956       1,568
  Interest received.......................................      6,742       9,969      14,791        3,046       4,945
  Securitization premium (discount) and hedge gain
    (loss)................................................      2,711       1,199        (600)          --         907
  Other cash income.......................................      3,004       5,112       6,138        1,537       2,759
                                                             --------    --------    --------    ---------    --------
    Total operating cash income...........................   $ 15,636    $ 20,431    $ 28,579    $   6,427    $ 13,855
                                                             --------    --------    --------    ---------    --------
OPERATING CASH EXPENSES:
  Securitization and loan acquisition costs...............       (655)     (5,169)    (20,712)      (2,860)     (8,029)
  Cash operating expenses.................................    (14,918)    (22,563)    (27,559)      (6,292)    (10,451)
  Interest on warehouse financing.........................     (3,045)     (6,581)     (7,945)      (1,375)     (3,055)
  Interest on non-warehouse financing.....................       (537)     (1,423)     (2,508)        (480)       (847)
  Taxes paid..............................................       (138)         (2)       (250)          --      (4,464)
                                                             --------    --------    --------    ---------    --------
    Total operating cash expenses.........................    (19,293)    (35,738)    (58,974)     (11,007)    (26,846)
                                                             --------    --------    --------    ---------    --------
  Cash flow due to operating cash income and expenses.....     (3,657)    (15,307)    (30,395)      (4,580)    (12,991)
  Cash (used in) provided by other payables and
    receivables...........................................        945       6,426       5,933         (514)     (4,304)
  Cash provided by (used in) loans held for sale..........     (7,448)    (15,022)    (17,563)    (103,786)      5,858
                                                             --------    --------    --------    ---------    --------
  Net cash used in operating activities...................   $(10,160)   $(23,903)   $(42,025)   $(108,880)   $(11,437)
                                                             --------    --------    --------    ---------    --------
                                                             --------    --------    --------    ---------    --------

TERMINATION OF S CORPORATION STATUS AND INCOME TAXES

     On October 31, 1996, in contemplation of the Company's initial public offering, Delta Funding Corporation, one of the Subsidiaries, terminated its S corporation status. The Former Shareholders, pursuant to the terms of a contribution agreement, contributed their shares of capital stock of Delta Funding Corporation to the Company, thereby becoming a wholly-owned subsidiary of the Company, in exchange for 10,653,000 shares of common stock, which constituted all of the then outstanding shares of common stock of the Company (the 'Exchange'). Simultaneous with the Exchange, Delta Funding Corporation ceased to be treated as an S corporation.

     In connection with termination of its S corporation status, Delta Funding Corporation made final S corporation distributions to the Former Shareholders and the Company used $32.6 million of its net proceeds of its initial public offering to pay such distributions.

     As an S corporation, the Company's income, whether or not distributed, was taxed at the shareholder level for federal and state tax purposes. The pro forma provision for income taxes in the Company's statements of income shows results as if the Company had always been fully subject to federal and state taxes at an assumed tax rate of 43%. The Company incurred a $3.9 million deferred tax liability as a result of its conversion from an S corporation to a C corporation on October 31, 1996.

RESULTS OF OPERATIONS

THREE MONTHS ENDED MARCH 31, 1997 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1996

  Revenues

     Total revenues increased $22.0 million, or 415% to $27.3 million for the three months ended March 31, 1997, from $5.3 million for the three months ended March 31, 1996. The increase in revenues was primarily due to the fact that the Company completed a securitization during the three months ended March 31, 1997 but did not complete a securitization during the corresponding period of the prior year. To a lesser extent, the increase was due to the increase in total loan originations and purchases and a corresponding increase in the Company's servicing portfolio. As a result, the Company generated an increased amount of origination fees, servicing fees and interest income on loans held for sale.

     Net Gain on Sale of Mortgage Loans. Net gain on sale of mortgage loans represents the sum of (i) the present value of Excess Servicing of loans securitized in each period, (ii) the present value of Mortgage Servicing Rights associated with loans securitized in each period and (iii) premiums earned on whole loan sales less the (a) premiums paid to originate or acquire mortgage loans, (b) cost associated with securitizations and (c) any hedge loss (gain). Net gain on sale of mortgage loans increased $17.2 million to $17.3 million in three months ended March 31, 1997, from $0.1 million in the corresponding period of the prior year. The Company completed a $235.0 million securitization, with a weighted average net gain on sale of 7.4%, during the three months ended March 31, 1997 but did not complete a securitization during the corresponding period of the prior year.

     Interest Income. Interest income primarily represents the sum of (i) interest earned on loans held for sale, (ii) interest earned on cash collection balances and (iii) Excess Servicing received in each period less the accumulated discount on previously recorded interest-only and residual certificates. Interest income increased $1.6 million, or 40%, to $5.6 million in the three months ended March 31, 1997, from $4.0 million in the corresponding period of the prior year. The increase in interest income was primarily due to higher interest rates on mortgage loans and to a higher average balance of mortgage loans held for sale during the three months ended March 31, 1997 resulting from the increase in loan originations and purchases.


     Servicing Income. Servicing income represents all contractual and ancillary servicing revenue earned by the Company less (a) the amortization of capitalized Mortgage Servicing Rights and (b) prepaid interest shortfalls. Servicing income increased $0.4 million, or 40%, to $1.4 million in the three months ended March 31, 1997, from $1.0 million in the corresponding period of the prior year. This increase was primarily due to higher average loan servicing volume, which resulted in the increased contractual and ancillary service fees. During the three months ended March 31, 1997, the average balance of mortgage loans serviced by the Company increased 103% to $1,048.6 million from $517.2 million during the corresponding period of the prior year. Servicing fees increased at a slower rate than average mortgage loans serviced primarily because the Company lowered its contractual servicing fee rate to conform with industry standards, and due to amortization of the capitalized servicing asset in accordance with SFAS No. 125.


     Other Income. Other income primarily represents origination fees earned on brokered and retail loans and ancillary revenue associated with loan production. Other income increased $2.8 million to $3.0 million in the three months ended March 31, 1997 from $0.2 million in the corresponding period of the prior year. This increase was primarily due to an increase in loan origination fees, which is the primary component of other income. The Company generates loan origination fees on loans originated through its broker network and from its Fidelity Mortgage's retail operations. During the three months ended March 31, 1997, Brokered Loan originations (excluding Fidelity Mortgage) increased by $39.6 million, or 60%, to $106.0 million from $66.4 million in the corresponding period of the prior year. Fidelity Mortgage's originations were $8.1 million for the period from February 11, 1997 through March 31, 1997. The Company did not originate any retail loans during the corresponding period of the prior year.

  Expenses

     Total expenses increased $9.5 million, or 170%, to $15.1 million for the three months ended March 31, 1997, from $5.6 million in the corresponding period of the prior year. The increase in expenses was primarily the result of higher operating expenses associated with the additional personnel required to process a greater number of loan originations and purchases, the acquisition of Fidelity Mortgage and increased interest expense on loans held for sale, as well as the deferral of direct origination costs to a greater extent in the three months ended March 31, 1996 in accordance with SFAS No. 91 (as defined). See '--Certain

Accounting Considerations--SFAS No. 91.'

     Payroll Expense. Payroll expense increased $6.1 million to $7.5 million for the three months ended March 31, 1997, from $1.4 million for the corresponding period of the prior year. The increase was primarily due to (a) increased staffing in the Company's originations area associated with increases in loan originations and purchases and the acquisition of Fidelity Mortgage, and (b) the deferral of payroll related direct origination costs to a greater extent in the three months ended March 31, 1996 in accordance with SFAS No. 91. At March 31, 1997, the Company employed 530 full-and part-time persons, including 383 employees of Delta Funding Corporation and 147 employees of Fidelity Mortgage, compared to of 268 full- and part-time persons as of March 31, 1996.

     Interest Expense. Interest expense increased $0.8 million, or 33%, to $3.2 million in the three months ended March 31, 1997, from $2.4 million in the corresponding period of the prior year. The increase in interest expense was attributable to the interest costs associated with both a higher balance of loans pending sale during the three months ended March 31, 1997, resulting from increases in loan originations and purchases during the period, and an increase in interest-only and residual financings during the three months ended March 31, 1997. The Company had interest-only and residual certificate financings of $57.5 million as of March 31, 1997, compared to $15.7 million as of March 31, 1996.

     General and Administrative Expenses. General and administrative expenses, which consist primarily of office and administrative, rent, and health care and insurance expenses increased $2.6 million, or 144%, to $4.4 million in the three months ended March 31, 1997 from $1.8 million in the corresponding period of the prior year. The increase in general and administrative expenses was primarily due to (a) expenses incurred in connection with increases in loan originations and purchases, increased employee benefit expenses and the Company's acquisition of Fidelity Mortgage, and (b) the deferral of general and administrative related direct origination costs to a greater extent in the three months ended March 31, 1996 in accordance with SFAS No. 91.


     Income Taxes. Prior to October 31, 1996, Delta Funding Corporation was treated as an S corporation for federal and state income tax purposes. As a result, the Company's historical earnings prior to such date had been taxed directly to the Former Shareholders and not the Company. For the three months ended March 31, 1997, the Company recorded a tax provision of $5.3 million compared to $0.04 million in the corresponding period of the prior year.


YEAR ENDED DECEMBER 31, 1996 COMPARED TO THE YEAR ENDED DECEMBER 31, 1995

  Revenues

     Total revenues increased $37.4 million, or 103%, to $73.5 million in 1996 from $36.1 million in 1995. The increase in revenues was primarily due to the increase in loan originations and purchases and corresponding increase in the amount of loans sold through securitizations.

     Net Gain on Sale of Mortgage Loans. Net gain on sale of mortgage loans increased $31.1 million, or 202%, to $46.5 million in 1996 from $15.4 million in 1995. This increase was the result of higher loan originations and purchases, resulting in an increased amount of loans sold through securitizations. Total loan originations and purchases increased $371.0 million, or 129%, to $658.8 million in 1996 from $287.8 million in 1995. The Company sold or securitized $630.4 million of loans in 1996 compared to $247.6 million in 1995, with a weighted average net gain on sale of 7.4% and 6.2%, respectively.

     Interest Income. Interest income increased $2.8 million, or 20%, to $16.4 million in 1996 from $13.6 million in 1995. The increase in interest income was primarily due to a higher average balance of loans held for sale during 1996 resulting from the increases in loan originations and purchases, but was partially offset due to the shorter holding period during which the mortgage loans remained in inventory during 1996. The Company completed three securitizations during 1996 compared to two securitizations in 1995.


     Servicing Income. Servicing income increased $2.5 million, or 88%, to $5.4 million in 1996 from $2.9 million in 1995. This increase was primarily due to higher loan servicing volume, which resulted in increased contractual and ancillary service fees. During 1996, the average balance of mortgage loans serviced by the Company increased 79% to $667.4 million from $373.4 million during 1995.


     Other Income. Other income increased $1.0 million, or 22%, to $5.3 million in 1996 from $4.3 million in 1995. This increase was primarily due to an increase in loan origination fees, which is the primary component of other income. The Company generates loan origination fees on loans originated through its broker network. During 1996, Brokered Loan originations increased by $146.0 million, or 83%, to $321.7 million from

$175.7 million in 1995. Loan origination fees increased at a slower rate than Brokered Loan originations primarily because the Company earned lower average origination fees per loan.

  Expenses

     Total expenses increased $8.5 million, or 27%, to $40.0 million for 1996 from $31.5 million in 1995. The increase in expenses was primarily the result of increased interest expense on loans held for sale and higher operating expenses associated with the additional personnel required to process the greater number of loan originations and purchases. Total expenses increased at a much slower rate than total revenues, primarily due to efficiencies realized from the Company's investment in technology, experienced staff and economies of scale.


     Payroll Expense. Payroll expense increased $3.6 million, or 28%, to $16.5 million for 1996, from $12.9 million for 1995. The increase was primarily due to increased staffing in the Company's originations area associated with the increase in loan originations and purchases, as well as the Company's expansion into new and existing markets. As of December 31, 1996, the Company employed 346 full- and part-time persons compared to 255 full- and part-time persons as of December 31, 1995.


     Interest Expense. Interest expense increased $3.3 million, or 42%, to $11.3 million in 1996 from $8.0 million in 1995. The increase in interest expense was attributable to the interest costs associated with both a higher balance of loans pending sale during 1996, resulting from increases in loan originations and purchases during the period, and an increase in the Excess Servicing receivable financing during 1996. The Company had financings against its Excess Servicing receivables (interest-only and residual certificates) of $47.0 million as of December 31, 1996 compared to $16.2 million as of December 31, 1995. Interest expense was partially offset by lower cost of funds on the Company's floating rate borrowings which are based on one-month London Interbank Offered Rate ('LIBOR'). The one-month LIBOR was on average 0.52% lower during 1996 than during 1995.


     General and Administrative Expenses. General and administrative expenses, which consist primarily of office and administrative, rent, and health care and insurance expenses, increased $1.5 million, or 14%, to $12.2 million in 1996 from $10.7 million in 1995. The increase in general and administrative expenses was primarily due to expenses incurred in connection with the increases in loan originations and purchases and increased employee benefit expenses.

  Extraordinary Gain


     In May 1996, the Company closed out its long-term $31.7 million warehouse facility with a European financial institution at a 10% discount. As a result, the Company realized an extraordinary gain of $3.2 million for the year ended December 31, 1996.


  Income Taxes

     On October 31, 1996, in conjunction with the Exchange, Delta Funding Corporation's status as an S corporation was terminated and the Company became a C corporation for federal and state income tax purposes and as such was subject to federal and state income tax on its taxable income for the months of November and December 1996. During 1996, the Company recorded a tax provision of $9.5 million. This includes a $4.2 million provision for November and December earnings at the statutory rate of 42% and a deferred tax expense of $3.9 million in connection with the change in tax status from an S corporation to a C corporation.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO THE YEAR ENDED DECEMBER 31, 1994


  Revenues

     Total revenues increased $14.3 million, or 66%, to $36.1 million in 1995 from $21.8 million in 1994. The increase in revenues was primarily due to the combined effect of increases in loan originations and purchases, the effects of certain accounting changes and higher gains realized on the sale of loans through securitizations.

     Net Gain on Sale of Loans. Net gain on sale of mortgage loans increased $8.7 million, or 131%, to $15.4 million in 1995 from $6.7 million in 1994. This increase was primarily due to the combined effect of increased loan originations and purchases and subsequent sales of loans through securitizations and the effects of certain accounting changes. Total loan originations and purchases increased $168.1 million, or 140%, to $287.8 million in 1995 from $119.7 million in 1994. The Company sold or securitized $247.6 million of loans in 1995 compared to $102.0 million in 1994, with a weighted average net gain on sale of 6.2% and 6.5%, respectively. Included in the gain on sale of loans in 1995 was $2.1 million which represents the present value of Mortgage Servicing Rights that the Company receives over time, as it sells loans through securitizations on a servicing-retained basis.

     Interest Income. Interest income increased $3.8 million, or 38%, to $13.6 million in 1995 from $9.8 million in 1994. The increase in interest income was primarily due to a higher average balance of loans held for sale during 1995 resulting from the increases in loan originations and purchases and, to a lesser extent, to unrealized gains on interest-only and residual certificates held in the amount of $1.0 million.

     Servicing Income. Servicing income increased $0.7 million, or 31%, to $2.9 million in 1995 from $2.2 million in 1994. This increase was primarily the result of higher loan servicing volume which resulted in larger contractual and ancillary service fees. During 1995, the average balance of mortgage loans serviced by the Company increased 24% to $373.4 million, compared to $300.7 million in 1994. During 1995, the Company also increased its ancillary servicing income by charging prepayment penalties in states where such charges are allowed.

     Other Income. Other income increased $1.2 million, or 38%, to $4.3 million in 1995 from $3.1 million in 1994. This increase was primarily due to the increase in loan origination fees, which is the largest component of other income. During 1995, Brokered Loan originations increased by $94.3 million, or 116%, to $175.7 million from $81.4 million in 1994.

  Expenses

     Total expenses increased $11.7 million, or 59%, to $31.5 million for 1995 from $19.8 million in 1994. The increase in expenses was primarily the result of increased interest expense on loans held for sale, the increased expense associated with additional personnel required to process the greater number of loan originations and purchases and higher operating expenses related to increased loan volume during 1995 compared to 1994.

     Payroll Expense. Payroll expense increased $4.1 million, or 46%, to $12.9 million for 1995, from $8.8 million for 1994. The increase was due primarily to bonus increases granted to certain members of senior management and, to a lesser extent, due to increased staffing in the Company's originations area. As of December 31, 1995, the Company employed 255 persons as compared to 197 persons as of December 31, 1994.

     Interest Expense. Interest expense increased $4.3 million, or 113%, to $8.0 million in 1995 from $3.7 million in 1994. The increase in interest expense was attributable to the interest costs associated with a higher balance of loans pending sale during 1995, resulting from increases in loan originations and purchases during the period, and a higher balance of loans held for sale at the beginning of the period ($48.8 million compared to $41.7 million for 1995 and 1994, respectively). The Company's cost of funds on its floating rate warehouse facilities where it holds mortgage loans until the time of sale, was, on average, 1.51% higher in 1995 compared to 1994.

     General and Administrative Expenses. General and administrative expenses increased $3.5 million, or 48%, to $10.7 million in 1995 from $7.2 million in 1994. The increase in general and administrative expenses was primarily due to expenses incurred in connection with the increases in loan originations and purchases and associated increases in personnel expenses and the direct costs relating to the transfer of the Company's prior servicing system to its current servicing system.

FINANCIAL CONDITION

MARCH 31, 1997 COMPARED TO DECEMBER 31, 1996

     Cash and interest-bearing deposits increased $0.4 million, or 2%, to $19.1 million at March 31, 1997 from $18.7 million at December 31, 1996. The increase was primarily due to additional moneys held in securitization trust accounts related to the Company's ongoing securitization program.

     Accounts receivable increased $0.7 million, or 8%, to $9.4 million at March 31, 1997 from $8.7 million at December 31, 1996. This increase was primarily due to higher average loan servicing volume, which resulted in increased recoverable servicing advances made by the Company, acting as servicer on its securitization.


     Loans held for sale decreased $5.9 million, or 7%, to $77.8 million at March 31, 1997 from $83.7 million at December 31, 1996. This decrease was primarily the result of the Company securitizing a larger percentage of the loans it originated and purchased during the three months ended March 31, 1997 as compared to the three months ended December 31, 1996.

     Accrued interest and late charges receivable increased $1.8 million, or 9%, to $22.0 million at March 31, 1997 from $20.2 million at December 31, 1996. This increase was primarily due to a higher average loan servicing portfolio during the first quarter of 1997. The Company's average servicing portfolio increased 22% to $1.05 billion during the first quarter of 1997 from $859.6 million during the fourth quarter of 1996.

     Capitalized Mortgage Servicing Rights increased $2.0 million, or 18%, to $13.4 million at March 31, 1997 from $11.4 million at December 31, 1996. This increase was primarily attributable to the Company's 1997-1 securitization.

     Interest-only and residual certificates increased $18.8 million, or 23%, to $101.9 million at March 31, 1997 from $83.1 million at December 31, 1996, primarily due to interest-only and residual certificates acquired in connection with the Company's 1997-1 securitization and recorded at fair value in accordance with SFAS No. 125. See '--Certain Accounting Considerations.'

     Warehouse financing and other borrowings increased $17.0 million, or 18%, to $112.5 million at March 31, 1997 from $95.5 million at December 31, 1996, primarily due to additional borrowings to finance loans held for sale and additional financing secured by interest-only and residual certificates. During the fourth quarter of 1996, the Company used $38.0 million in net proceeds from its initial public offering to pay down amounts outstanding on a warehouse facility.

     Investor payable decreased $1.8 million, or 8%, to $20.8 million at March 31, 1997 from $22.6 million at December 31, 1996. The decrease was primarily due to a decline in the amount of principal collected by the Company acting as servicer, which must be remitted to the various trusts for the following distribution period. Investor payable is comprised of all principal collected on mortgage loans, either due to principal amortization or principal repayment, and accrued certificate interest. Variability in this account is primarily due to the principal prepayments collected within a given collection period.

     Stockholders' equity increased $9.5 million, or 10%, to $103.0 million at March 31, 1997 from $93.5 million at December 31, 1996. This increase is primarily due to net income for the quarter of $7.0 million, as well as the issuance of 119,288 additional shares of common stock valued at $2.5 million in connection with the Company's acquisition of Fidelity Mortgage.

DECEMBER 31, 1996 COMPARED TO DECEMBER 31, 1995

     Cash and interest-bearing deposits increased $2.1 million, or 13%, to $18.7 million at December 31, 1996 from $16.6 million at December 13, 1995. The increase was primarily due to additional moneys held in securitization trust accounts related to the Company's ongoing securitization program.


     Accounts receivable increased $1.8 million, or 26%, to $8.6 million at December 31, 1996 from $6.8 million at December 31, 1995. This increase was primarily due to higher average loan servicing volume, which resulted in increased recoverable servicing advances made by the Company, acting as servicer on its securitizations.



     Loans held for sale increased $19.9 million, or 31%, to $83.7 million at December 31, 1996 from $63.8 million at December 31, 1995. This increase was a result of increases in loan originations and purchases in the fourth quarter of 1996 compared to the fourth quarter of 1995, and a corresponding increase in the amount of loans remaining in inventory subsequent to the Company's 1996-3 securitization. Loan originations and purchases increased $142.6 million, or 141%, to $243.7 million in the fourth quarter of 1996 from $101.1 million in the fourth quarter of 1995.

     Accrued interest and late charges receivable increased $4.3 million, or 26%, to $20.2 million at December 31, 1996 from $15.9 million at December 31, 1995. This increase was primarily due to higher loan servicing volume during 1996. The Company's average servicing portfolio increased 79% to $667.4 million in 1996 from $373.4 million in 1995.

     Capitalized Mortgage Servicing Rights increased $7.6 million, or 198%, to $11.4 million at December 31, 1996 from $3.8 million at December 31, 1995. This increase was directly attributable to certain accounting changes, which allows the Company to capitalize the fair market value of the servicing retained asset after its completes a securitization. The Company's securitization issuance amount increased 167% to $615 million from $230 million in 1995. In 1996, the Company began to capitalize ancillary servicing fee income which was not previously recognized in prior periods.

     Interest-only and residual certificates increased $57.8 million, or 228%, to $83.1 million at December 31, 1996 from $25.3 million at December 31, 1995, primarily due to interest-only and residual certificates acquired in connection with securitizations during the year. The Company securitized $615 million in 1996 compared to $230 million in 1995.

     Warehouse financing and other borrowings increased $12.7 million, or 15%, to $95.5 million at December 31, 1996 from $82.8 million at December 31, 1995, primarily due to additional loans held for sale and additional financing secured by interest-only and residual certificates. The Company initially used $38.0 million of net proceeds from its initial public offering to pay down amounts outstanding on a warehouse facility.

     Investor payable increased $8.3 million, or 58%, to $22.6 million at December 31, 1996 from $14.3 million at December 31, 1995. The increase was primarily due to the higher loan servicing volume which resulted in an increase in the amount of principal collected by the Company acting as servicer, which must be remitted to the various trusts for the following distribution period. Investor payable is comprised of all principal collected on mortgage loans, either due to principal amortization or principal repayment, and accrued certificate interest. Variability in this account is primarily due to the principal prepayments collected within a given collection period.

     Stockholders' equity increased $63.7 million, or 213%, to $93.5 million at December 31, 1996 from $29.8 million at December 31, 1995. This increase is primarily due to the net proceeds of $69.7 million received in connection with the Company's initial public offering at November 1, 1996, as well as net income for the year of $27.2 million, offset by distributions of $33.2 million made to the Former Shareholders in connection with the initial public offering.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has operated, and expects to continue to operate, on a negative cash flow basis due to increases in the volume of loan originations and purchases and due to the growth of its securitization program. During 1994, 1995, 1996 and the three months ended March 31, 1997, the Company used cash in operations of approximately $10.2 million, $23.9 million, $42.0 million and $11.4 million, respectively.

     Historically, the Company has utilized various financing facilities and an equity financing to offset negative operating cash flows and support the continued growth in loan volumes, securitizations and general operating expenses. The Company's primary sources of liquidity are its warehouse and other financing facilities, securitizations and whole loan sales and, subject to market conditions, sales of additional debt and equity securities.

     The Company securitized and sold in the secondary market $90.0 million, $230.0 million, $615.0 million and $235.0 million of loans in 1994, 1995, 1996 and the three months ended March 31, 1997, respectively. In connection with each securitization transaction completed during these periods, the Company has or is utilizing Excess Servicing cash flow from such securitization to prepay an overcollateralization limit and generally did or does not receive any such Excess Servicing cash flow from the securitization until such level was or is prepaid.

     In addition, the increasing use of securitization transactions as a funding source by the Company has resulted in a significant increase in the amount of gain on sale recognized by the Company. During 1994, 1995, 1996 and the three months ended March 31, 1997, the Company recognized net gain on sale of mortgage loans in the amounts of $6.7 million, $15.4 million, $46.5 million and $17.3 million, respectively. The recognition of this gain has a negative impact on the cash flow of the Company since the Company is required to pay federal and state taxes on a portion of the gain in the period recognized although it does not receive the cash representing the gain until later periods. The Company also incurs certain expenses in connection with securitizations, including underwriting fees, rating agency fees, legal fees, accounting fees, shelf registration fees, credit enhancement fees, trustee fees, hedging and other costs.

     To accumulate loans for securitization, the Company borrows money on a short-term basis through warehouse lines of credit. To date, substantially all of the loans which the Company has purchased and originated have been funded through borrowing under those warehouse lines. The Company has two warehouse lines of credit for this purpose. One warehouse facility is a committed revolving line for $250 million with a variable rate of interest and a maturity date of February 1998. The Company's second warehouse facility is a $200 million committed revolving line with a variable rate of interest and a maturity date of February 1998. This facility was obtained subsequent to December 31, 1996 and replaced a $100 million uncommitted credit facility previously maintained by the Company with the warehouse lender. The outstanding balance on the $250 million facility and $200 million facility as of March 31, 1997 was $51.8 million and $0, respectively.


     The Company has obtained financing facilities for interest-only and residual certificates acquired as part of its securitizations. As of March 31, 1997, the outstanding balance on these facilities was $57.5 million. These facilities have variable interest rates and mature between October 1997 and March 2000.



     In addition, the Company has a line of credit with a financial institution to support its daily operating requirements. This one-year renewable credit line in the amount of $1.0 million has a variable interest rate and is renewable in September 1997. The outstanding balance on the credit line was $0 as of March 31, 1997.


     On October 31, 1996, the Company issued to the public 4,600,000 shares of common stock and received net proceeds of approximately $69.7 million. $37.1 million of the net proceeds were used to repay amounts outstanding under the Company's warehouse lines, and $32.6 million was used to pay S corporation distributions to the Former Shareholders.


     On June 18, 1997, Delta Funding Corporation entered into the Credit Agreement with First Chicago. The Credit Agreement will be used primarily to finance mortgage loans held for sale and to fund recoverable servicing advances by Delta Funding Corporation, subject to specified sublimits set forth therein. See 'Prospectus Summary--Recent Developments.'


     The Company is required to comply with various operating and financial covenants as provided in the agreements described above which are customary for agreements of their type. The Company does not believe that its existing financial covenants will restrict its operations or growth. Continued availability of funds under these agreements is subject to the Company's compliance with such covenants. Management believes the Company is in compliance with all such covenants under these agreements.

     The Company's ability to make payments of principal of or interest on, or to refinance its Indebtedness (including the Notes) depends on its future operating performance, and its ability to effect additional debt and/or equity financings, which to a certain extent is subject to economic, financial, competitive and other factors beyond its control. If the Company is unable to generate sufficient cash flow in the future to service its debt, it may be required to refinance all or a portion of its existing debt, including the Notes, or to obtain additional financing. There can be no assurance that any such refinancing would be possible or that any additional financing could be obtained. The inability to obtain additional financing could have a material adverse effect on the Company. See 'Risk Factors--Leverage; Asset Encumbrance,' '--Ability to Service Debt; Negative Cash Flows; Access to Capital Markets' and '--Dependence on Funding Sources--Dependence on Warehouse and Other Financing Sources.' The Company believes that the sources of liquidity, including the funds raised in this Offering, available to it should be sufficient to fund the Company's liquidity requirements for the next 12 months if the Company's future operations are consistent with management's current growth expectations. However, because the Company expects to continue to require substantial amounts of cash for the foreseeable future, it anticipates that it will need to effect debt or equity financings regularly, in addition to quarterly securitizations. The type, timing and terms of financing selected by the Company will be dependent upon the Company's cash needs, the availability of other financing sources and the prevailing conditions in the financial markets. There can be no assurance that any such sources will be available to the Company at any given time or as to the favorableness of the terms on which such sources may be available.

  Hedging

     The Company originates and purchases mortgage loans and then sells them primarily through securitization. At the time of securitization and delivery of the loans, the Company recognizes gain on sale based on a number of factors including the difference or 'spread' between the interest rate on the loans and the interest rate on treasury securities with maturities corresponding to the anticipated life of the loans. If interest rates rise between the time the Company originates or purchases the loans and the time the loans are priced at securitization, the Excess Spread narrows, resulting in a loss in value of the loans. To protect against such losses, the Company currently hedges the value of the loans through the use of treasury rate lock contracts which function similar to the short sale of securities. Prior to hedging, the Company performs an analysis of its loans taking into account such factors as interest rates, maturities, durations, inventory of loans and amount of loans held for sale to determine the proportion of contracts to sell so that the risk to the value of the loans is most effectively hedged. The Company will enter into treasury lock rate contracts through one of its warehouse lenders and/or one of the investment bankers which underwrite the Company's securitizations. These contracts are designated as hedges in the Company's records and are closed out when the loans are sold through securitization.

     If the value of the hedges decrease, offsetting an increase in the value of the loans, the Company, upon settlement with its counterparty, will pay the hedge loss in cash and realize the corresponding increase in the value of the loans as part of its interest-only and residual certificates. Conversely, if the value of the hedges increase, offsetting a decrease in the value of the loans, the Company, upon settlement with its counterparty, will receive the hedge gain in cash and realize the corresponding decrease in the value of the loans through a reduction in the value of the corresponding interest-only and residual certificates.

     The Company believes that its current hedging strategy of using treasury rate lock contracts is the most effective way to manage its interest rate risk on loans prior to securitization.

INFLATION AND INTEREST RATES

     Inflation affects the Company most significantly in the area of loan originations and can have a substantial effect on interest rates. Interest rates normally increase during periods of high inflation and decrease during periods of low inflation. Profitability may be directly affected by the level and fluctuation in interest rates which affect the Company's ability to earn a spread between interest received on its loans and the costs of its borrowings. The profitability of the Company is likely to be adversely affected during any period of unexpected or rapid changes in interest rates. A substantial and sustained increase in interest rates could adversely affect the ability of the Company to originate and purchase loans and affect the mix of first and second mortgage loan products. Generally, first mortgage production increases relative to second mortgage production in response to low interest rates and second mortgage production increases relative to first mortgage production during periods of high interest rates. A significant decline in interest rates could decrease the size of the Company's loan servicing portfolio by increasing the level of loan prepayments. Additionally, to the extent servicing rights, interest-only and residual classes of certificates have been capitalized on the books of the Company, higher than anticipated rates of loan prepayments or losses could require the Company to write down the value of such servicing rights, interest-only and residual certificates, adversely impacting earnings. Fluctuating interest rates also may affect the net interest income earned by the Company resulting from the difference between the yield to the Company on loans held pending sales and the interest paid by the Company for funds borrowed under the Company's warehouse facilities.

CERTAIN ACCOUNTING CONSIDERATIONS

  Interest-Only and Residual Certificates

     The Company derives a substantial portion of its income by recognizing gain on sale of loans sold through securitization, represented by the interest-only and residual certificates that the Company retains. In securitizations, the Company sells loans that it has originated or purchased to a trust for a cash purchase price and the interest-only and residual certificates. The cash purchase price is raised through an offering by the trust of pass-through certificates representing regular interests in the trust. Following the securitizations, the purchasers of the pass-through certificates receive the principal collected and the investor pass-through interest rate on the principal balance, while the Company receives the excess of the interest rate payable by an obligor on a loan over the interest rate passed through to the purchasers of the regular-interest certificates (with respect to the interest-only and residual certificates), as well as the Company's normal servicing fee and other recurring fees. The interest-only and residual certificates which are capitalized on the Company's balance sheet are reduced as cash distributions are received. The interest-only and residual certificates are accounted for as trading securities in accordance with SFAS No. 115, 'Accounting for Certain Investments in Debt and Equity Securities,' and as such they are recorded at their fair value. Changes in fair value of the interest-only and residual certificates are reflected in the statement of operations. Fair value of the interest-only and residual certificates is determined based on various economic factors, including considerations of loan type, size, date of origination, interest rate, term, collateral value and geographic location. Higher than anticipated rates of loan prepayments or losses would require the Company to write down the fair value of the interest-only and residual certificates, adversely impacting earnings. Similarly, if delinquencies, liquidations or interest rates were greater than initially assumed by the Company, the fair value of the interest-only and residual certificates would be negatively impacted resulting in an adverse effect on interest income for the periods during which such events occurred. The residual certificates held by the Company are subject to losses on liquidated loans which flow through each securitization trust. Since the calculation of the fair value of these certificates at the time of securitization included certain assumptions concerning losses, any additional losses from such assumptions will have an adverse effect on interest income.

  SFAS No. 91

     In December 1986, the Financial Accounting Standards Board ('FASB') issued SFAS No. 91, 'Accounting for Non-Refundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases' ('SFAS No. 91'). SFAS No. 91 establishes the accounting for non-refundable fees and costs associated with lending, committing to lend, or purchasing a loan or a group of loans.

     Under SFAS No. 91, direct loan origination costs, net of loan origination fees, are recognized as a reduction of the loan's yield over the earlier of the life of the related loan or the sale of the loan. In effect, SFAS No. 91 requires that origination fees be offset by their related direct loan costs and that net deferred fees be recognized over the earlier of the life of the loan or the sale of the loan, whether the loan is sold through securitization or on a whole loan basis.

     Prior to the second quarter of 1996, the Company generally sold loans through securitization on a semiannual basis and, as such, carried a larger inventory of loans on its books from quarter to quarter and from year to year, which resulted in SFAS No. 91 adjustments being made during those periods. The Company contemplates that in the future it will sell substantially all of its loan originations and purchases on a quarterly basis primarily through securitizations and, to a lesser extent, on a whole loan basis. This should minimize the amount of loans being held in inventory and, therefore, minimize the effects of SFAS No. 91 on the Company's financial statements.

  SFAS No. 125

     In June 1996, FASB issued SFAS No. 125 which provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. SFAS No. 125 distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. Effective January 1, 1997, the Company adopted SFAS No. 125, which supersedes SFAS No. 122, 'Accounting for Mortgage Servicing Rights.'

     Securitization of a financial asset, a portion of a financial asset, or a pool of financial assets in which the transferor surrenders control over the assets transferred, is accounted for as a sale. If the transfer does not qualify as a sale, the transferred assets will remain on the balance sheet and the proceeds raised will be accounted for as a secured borrowing with no gain or loss recognition. Because Delta's transfers of loans made in connection with its securitizations qualify as sales under this pronouncement, the required accounting will be an allocation of basis approach.

     After the securitization of mortgage loans held for sale, the mortgage-backed security (or any retained interests in REMIC securitizations of loans held for sale, whether they are subordinate classes or interest-only or residual certificates) shall be classified as a trading security and reported at fair value under SFAS No. 115, 'Accounting for Certain Investments in Debt and Equity Securities.'

     Servicing assets created in a securitization (contractually specified servicing fees which are due the servicer in exchange for servicing those assets) shall initially be measured at their allocated carrying amount, based upon the relative fair value at the date of securitization. Servicing assets are to be amortized in proportion to, and over the period of, estimated net servicing income (the excess of servicing revenues over servicing costs).

     SFAS No. 125 requires mortgage banking entities that acquire or originate loans and subsequently sell or securitize those loans and retain the Mortgage Servicing Rights to allocate the total cost of the loans to the Mortgage Servicing Rights and the mortgage loans without the Mortgage Servicing Rights. The Company determines fair value based upon the present value of estimated net future servicing revenues less the estimated cost that would fairly compensate a substitute servicer to service the loans. The servicing asset is then recorded on the balance sheet and accounted for under SFAS No. 125 using the allocation of cost relative to fair value approach. The assumptions used to calculate fair value are the same assumptions used to determine the fair value of the interest-only strip. The cost allocated to the servicing rights is amortized in proportion to and over the period of estimated net future cash flows related to servicing income.

     SFAS No. 125 also requires impairment evaluations of all amounts capitalized as servicing rights, including those purchased before the adoption of SFAS No. 125, based upon the fair value of the underlying servicing rights. The Company periodically performs these evaluations on a disagregated basis for the predominant risk characteristics of the underlying loans which are loan type, term, credit quality and interest rate. The continuing effects of SFAS No. 125 on the Company's financial position and results of operations will depend on several factors, including, among other things, the amount of acquired or originated loans sold or securitized, the type, term and credit quality of loans and estimates of future prepayment rates.

  SFAS No. 123

     In October 1995, FASB issued SFAS No. 123, 'Accounting for Stock-Based Compensation' ('SFAS No. 123'). SFAS No. 123 establishes financial accounting and reporting standards for stock-based employee compensation plans. Those plans include all arrangements by which employees receive shares of stock or other equity instruments of the employer or the employer incurs liabilities to employees in amounts based on the price of the employer's stock. Examples are stock purchase plans, stock options, restricted stock awards, and stock appreciation rights. This statement also applies to transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. Those transactions must be accounted for, or at least disclosed in the case of stock options, based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. The accounting requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning after December 15, 1995, or for an earlier fiscal year for which SFAS No. 123 is initially adopted for recognizing compensation cost. The statement permits a company to choose either a new fair value-based method or the current APB Opinion No. 25 intrinsic value-based method of accounting for its stock-based compensation arrangements. The Company applies APB Opinion No. 25 in accounting for its stock option plan. Further, the Company provides in a footnote to its financial statements pro forma disclosures of net earnings and earnings per share computed as if the fair value-based method had been applied in accordance with SFAS No. 123.

  Earnings Per Share

     SFAS No. 128, 'Earnings per Share' ('SFAS No. 128') specifies the computation, presentation and disclosure requirements for earnings per share. SFAS No. 128 is effective for financial statements issued for periods ending after December 15, 1997 and the pronouncement supersedes APB Opinion No. 15, 'Earnings per Share.' The objectives of SFAS No. 128 are to simplify the computation of earnings per share and make financial statements more useful for investors and creditors by increasing the international comparability of accounting standards concurrent with improving the quality of accounting standards. The Company has not completed its analysis of SFAS No. 128.

  Disclosure of Information about Capital Structure

     SFAS No. 129, 'Disclosure of Information about Capital Structure' ('SFAS No. 129') was issued in February 1997 and is effective for financial statements for periods ending after December 15, 1997. SFAS No. 129 requires disclosure of pertinent rights and privileges of the various securities outstanding. The statement also requires disclosure of the number of shares issued upon conversion, exercise, or satisfaction of required conditions during at least the most recent annual fiscal period and any subsequent interim period presented. The Company has not completed its analysis of SFAS No. 129.

                                    BUSINESS

     Delta is a specialty consumer finance company that has engaged in originating, acquiring, selling and servicing home equity loans since 1982. Throughout its 15 years of operating history, Delta has focused on lending to individuals who generally have impaired or limited credit profiles or higher debt to income ratios and typically have substantial equity in their homes. Management believes that these borrowers have been largely unsatisfied by the more traditional sources of mortgage credit which underwrite loans to conventional guidelines established by FNMA and FHLMC. The Company makes loans to these borrowers for such purposes as debt consolidation, home improvement, mortgage refinancing or education, and these loans are primarily secured by first mortgages on one- to four-family residential properties.


     Through its wholly-owned subsidiary, Delta Funding Corporation, the Company originates Brokered Loans and also purchases Correspondent Loans. Delta Funding Corporation currently originates and purchases the majority of its loans in 21 states, through its network of approximately 1,000 brokers and correspondents. The Company believes that it has a competitive advantage in serving brokers and correspondents in the non-conforming home equity market that stems from its substantial experience in this sector and its emphasis on providing quality service that is prompt, responsive and consistent. The 19 members of Delta Funding Corporation's senior management have an average of over 13 years of non-conforming mortgage loan experience. Management believes this industry-specific experience, coupled with the systems and programs it has developed over the past 15 years, enable the Company to provide quality services that include preliminary approval of most Brokered Loans and certain Correspondent Loans within one day, consistent application of its underwriting guidelines and funding or purchasing of loans within 14 to 21 days of preliminary approval. In addition, the Company seeks to establish and maintain productive relationships with its network of brokers and correspondents by servicing each one with a business development representative, a team of experienced underwriters and, in the case of Brokered Loans, a team of loan officers and processors assigned to specific brokers to process all applications submitted by such brokers.


     The Company currently originates and purchases the majority of its loans through the Company's main office in Woodbury, New York, its full service office in Atlanta, Georgia, its full processing offices in St. Louis, Missouri, Chicago, Illinois and Warwick, Rhode Island and from seven business development offices located in Michigan (2), New Jersey, Ohio (2), Pennsylvania, and Virginia. The Company historically made loans primarily in New York, New Jersey and Pennsylvania. Commencing in 1995, the Company implemented a program to further expand its geographic presence into the New England, Mid-Atlantic, Midwest and Southeast regions. As a consequence of its expansion into new markets, as well as its further penetration of existing markets, the Company increased its loan production substantially in 1995 and 1996. Total loan originations and purchases increased $168.1 million, or 140%, from $119.7 million in 1994 to $287.8 million in 1995, and increased $371.0 million or 129%, in 1996 to $658.8 million.



     In February 1997, in an effort to broaden its origination sources and to expand its geographic presence in the Company's new markets, the Company acquired Fidelity Mortgage. The Company acquired Fidelity Mortgage with the expectation that the acquisition would result in beneficial synergies, with Fidelity Mortgage providing a dedicated source of mortgage loans for Delta Funding Corporation's securitization pools and for its servicing arm, and Delta Financial Corporation providing capital to Fidelity Mortgage for the expansion of its retail network. Fidelity Mortgage develops retail loan leads primarily through its telemarketing system and its network of nine retail offices located in Florida (2), Georgia, Indiana, Ohio (4) and North Carolina. Four of these offices were opened in the second quarter of 1997, and the Company intends to expand the Fidelity Mortgage network further.


     The Company has been profitable in each of its 15 years of operation. The Company's results of operations have improved significantly in recent periods as a result of increased loan production and improved operating efficiencies. Total revenues increased $37.4 million, or 103%, to $73.5 million in 1996 from $36.1 million in 1995, and pro forma income before extraordinary item increased 630% to $19.1 million in 1996 from $2.6 million in 1995. During 1995 compared to 1994, the Company's total revenues increased 66% from $21.8 million to $36.1 million and pro forma income increased 128% from $1.1 million to $2.6 million. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations.'

     The Company generates earnings and cash flow primarily through the origination, purchase, securitization and servicing of home equity loans. In a securitization, the Company sells the loans that it originates or purchases to a trust for cash and records certain assets and income based upon the Excess Servicing and the Mortgage Servicing Rights. At the time of the securitization, the Company estimates these amounts based upon a declining principal balance of the underlying loans, adjusted by an estimated prepayment rate, and capitalizes these amounts using a discount rate that market participants would use for similar financial instruments. These capitalized assets are recorded on the Company's balance sheet as interest-only and residual certificates and capitalized Mortgage Servicing Rights, respectively and are aggregated and reported on the income statement as net gain on sale of mortgage loans, after being reduced (increased) by (i) loan acquisition premiums paid to correspondents and brokers, (ii) cost of securitization and (iii) any hedge losses (gains).


     The Company typically begins to receive Excess Servicing cash flow eight to twelve months from the date of securitization, although this time period may be shorter or longer depending upon the structure and performance of the securitization. Prior to such time, a reserve provision is created within the securitization trust which uses Excess Servicing cash flows to retire a portion of the securitization bond debt until the spread between the outstanding principal balance of the mortgage loans in the securitization trust and the securitization bond debt equals 2-3% of the initial securitization principal balance. Once this overcollateralization limit is met, excess cash flows are distributed to Delta. The Company begins to receive contractual mortgage servicing cash flows in the month following the securitization.



     Since 1991, Delta has sold approximately $1.7 billion of its mortgage loans through 15 REMIC securitizations. Each of these securitizations has been credit-enhanced by an insurance policy provided through a monoline insurance company to receive ratings of 'Aaa' from Moody's and 'AAA' from Standard & Poor's. The Company sells loans through securitizations and, from time to time, on a whole loan basis, to enhance its operating leverage and liquidity, to minimize financing costs and to reduce its exposure to fluctuations in interest rates.


     In addition to the excess cash flow from securitizations and proceeds from whole loan sales, the Company earns the net interest spread on loans held for sale, origination fees on its Brokered Loans and retail loans (which are included in other income) and servicing fees of between 0.50% and 0.65% per annum of the outstanding balance of the loans it services. Since its inception, the Company has serviced substantially all of the loans it has originated and purchased, including all of those that it has subsequently sold through securitizations. Management believes that servicing this loan portfolio enhances certain operating efficiencies and provides an additional and profitable revenue stream that is less cyclical than the business of originating and purchasing loans. As of March 31, 1997, Delta had a servicing portfolio of $1.1 billion of loans. See '--Loans.'

BUSINESS STRATEGY

     The Company's business objective is to increase profitably the volume of its loan originations and purchases and the size of its servicing portfolio by
(i) continuing to provide top quality service to its network of brokers and correspondents, (ii) maintaining its underwriting standards, (iii) further penetrating its established markets and recently-entered markets and expanding into new geographic markets, (iv) expanding its retail origination capabilities,
(v) expanding through acquisitions and (vi) leveraging its information and processing technologies.

  Continuing to Provide Quality Service


     The Company provides a high level of service to its network of brokers and correspondents that includes preliminary approval of most Brokered Loans and certain Correspondent Loans within one day, consistent application of its underwriting guidelines and funding or purchase of loans generally within 14 to 21 days of preliminary approval. In addition, the Company services each broker and correspondent with a team of professionals that includes a business development representative, a team of experienced underwriters and, in the case of Brokered Loans, a team of loan officers working primarily on a commission basis with processors assisting them to handle applications submitted by each broker. The Company's loan officers and underwriters endeavor to respond promptly and consistently on every loan submission. In addition, through its business development representatives, Delta regularly communicates with brokers and correspondents in order to better understand and respond to their needs. The Company believes that this commitment to service provides it with a competitive advantage in establishing and maintaining productive broker and correspondent relationships.

  Maintaining Underwriting Standards


     Over its 15 years in existence, the Company has developed an underwriting process designed to thoroughly, but efficiently, review and underwrite each prospective loan. The Company underwrites loans on a highly centralized basis from its Woodbury, New York headquarters, as well as from its newly opened underwriting office in Atlanta, Georgia and its Fidelity Mortgage Cincinnati, Ohio headquarters. Based on its belief that an experienced staff provides a more effective means of assessing credit risk, the Company employs 51 underwriters, with an average of seven and one-half years of non-conforming mortgage loan experience, to ensure that all originated or purchased loans satisfy the Company's underwriting criteria. The Company's experienced personnel use underwriting standards developed by the Company in accordance with its risk-based approach to structuring loans. Each loan must be approved by at least two underwriters, undergo a full appraisal review and is subject to pre- and post-funding reviews to confirm compliance with the underwriting procedures and guidelines. The Company believes that the depth and experience of its underwriting staff, coupled with consistent application of its underwriting procedures and criteria, provide the infrastructure needed to manage and sustain the Company's recent growth, while maintaining the quality of loans originated or purchased. The depth and experience in the Company's underwriting department has provided two significant competitive advantages. First, they help to ensure that the Company's underwriting standard and subjective judgments required in the non-conforming market are consistently applied, thus enabling the Company to effectively implement a risk-based pricing strategy. Second, the Company's extensive training produces experienced underwriters, some of whom are relocated to the Company's new offices to ensure the same consistency in recently-entered markets.


  Further Penetrating Existing and Recently Entered Markets and Expanding into New Markets

     The Company intends to continue to increase the volume of its Brokered and Correspondent Loan originations and purchases through a three-pronged strategy that includes greater originations and purchases from its existing brokers and correspondents, establishment of new broker and correspondent relationships in both existing and recently-entered markets and expansion into new markets.


     The Company currently originates and purchases loans through its network of approximately 1,000 brokers and correspondents. Of these, the top 20 brokers and correspondents and the top broker accounted for 48.2% and 8.9%, respectively, of the total loans originated and purchased for the three months ended March 31, 1997. Accordingly, the Company believes that there is an opportunity to increase loan volume from its existing brokers and correspondents.


     Prior to 1995, the Company concentrated its efforts on serving brokers and correspondents in New York, New Jersey and Pennsylvania. Commencing in 1995, the Company began to implement a program to expand its geographic focus into the New England, Mid-Atlantic (outside of the tri-state area), Midwest and Southeast regions. To increase its network of brokers and correspondents in these new markets, the Company opened four new regional branch offices--including a full service office in Atlanta, Georgia staffed by two members of Delta's senior management, three full processing offices in St. Louis, Missouri, Warwick, Rhode Island and Chicago, Illinois and five business development offices in Ohio (2), Michigan (2) and Virginia. Although these steps enabled the Company to increase production in the Midwest, New England, Mid-Atlantic and Southeast regions from $6.6 million in 1994 to $221.9 million in 1996, production in such regions for 1996 represented only 33.7% of total production, and the Company believes that it has opportunities to continue to increase loan volume from brokers and correspondents in these markets.


     The Company will continue to consider expansion into new markets. Potential new markets include those with demographic statistics and regulatory requirements comparable to or more favorable than those in the Company's established markets and markets in which the Company is able to hire a business development representative with substantial contacts with the local brokers and correspondents.

  Expanding its Retail Origination Capabilities


     The Company intends to continue its strategy of increasing the volume of its retail loan originations by expanding its Fidelity Mortgage operations through new branch openings in new geographic markets and by further penetrating its existing and newly entered markets. Since the acquisition of Fidelity Mortgage and its five retail offices, the Company has opened four additional Fidelity Mortgage offices in Atlanta, Georgia, Fort Lauderdale, Florida, Charlotte, North Carolina and Cleveland, Ohio.


  Expanding Through Acquisitions

     Management believes acquisitions can be a means of cost effectively increasing or diversifying the Company's loan production capabilities. Given the highly competitive and fragmented nature of the non-conforming mortgage finance industry, acquisitions present an attractive opportunity for growth. During the first quarter of 1997, the Company completed its acquisition of Fidelity Mortgage, which represents Delta's entrance into the retail mortgage origination market. The Company continually considers acquisition candidates which operate in geographic or product areas that complement the Company's existing business.

  Leveraging its Information and Processing Technologies


     In its continued effort to increase efficiency, the Company has added a new servicing system, purchased a secondary marketing system and a new general ledger system and upgraded all of its computer hardware within the last year. The Company's recent and anticipated geographic expansion and growth in originations and servicing portfolio were considered when these systems were designed, and management believes its strategic plans can be met without substantial additional investment in informational systems in the near future. Management also believes that as the Company further develops the capabilities of these new systems, further cost savings can be realized.


LOANS

  Overview

     Delta's consumer finance activities consist of originating, acquiring, selling and servicing non-conforming mortgage loans. These loans are primarily secured by first mortgages on one- to four-family residences. Once loan applications have been received, the underwriting process completed and the loans funded or purchased, Delta typically packages the loans in a portfolio and sells the portfolio through a securitization. Delta retains the right to service the loans that it securitizes. To a lesser extent, the Company sells loans on a whole loan basis with servicing released.

     The Company focuses on providing its customers with an array of loan products designed to meet customer needs. The Company implements a risk-based pricing strategy and, as such, has developed products for the various risk categories. Historically, the Company offered fixed rate loan products. As the Company has expanded geographically, it has expanded its product offerings to include adjustable rate mortgage and fixed/adjustable mortgages.

     Historically, the Company conducted substantially all of its broker and correspondent lending operations out of its Woodbury, New York headquarters. Recently, the Company has begun opening regional branch offices, which include loan processing, underwriting and business development functions, to bring it in closer contact with brokers and correspondents and enhance customer service while underscoring Delta's long-term commitment in newer regions. Typically, these offices are staffed with a combination of experienced Delta personnel who oversee implementation of Delta's operating methods and local employees with established relationships in, and specific knowledge of, the local market. Currently, the Company's Southeast regional office (Atlanta, Georgia), which is staffed by two members of Delta's senior management including a Vice President of Underwriting, is the only 'full service' regional branch, i.e., it has full underwriting authority. Delta's Midwest (St. Louis, Missouri and Chicago, Illinois) and New England (Warwick, Rhode Island) regional offices are 'full processing' regional branches, i.e., final underwriting approval is required from the Woodbury, New York headquarters for all mortgage loans. As these branches mature and demonstrate their ability to meet operating standards, Delta intends to further strengthen their operations by delegating full underwriting authority, thereby increasing the Company's long-term growth potential. The Fidelity Mortgage offices have full underwriting authority.

     The following chart illustrates the Company's principal consumer finance activities:


                                   BORROWER
                             Applies for loan from
                                       |
               ________________________|________________________
               |                       |                       |
               |                       |                       |
         CORRESPONDENT               BROKER            FIDELITY MORTGAGE
      Closes loan in own         Refers loan to    Retail loan organization
    name and sells loan to             |                       |
               |                       |                       |
               |                       |                       |
              D E L T A    F U N D I N G    C O R P O R A T I O N
                                       |
                                       |
                          DELTA'S LOAN HELD FOR SALE
                                 |           |
 Sells loan through securitiza-  |           | Sells loan on whole loan basis,
tion and recognizes gain on sale |           | without recourse, to institu-
represented by interest-only and |           | tional purchasers for a cash
           residual certificates |           | gain on sale
                                 |           |
                       SECURITIZATION     WHOLE LOAN SALE
                             |          SERVICING RELEASED
     Services all loans sold |
     through securitization, |
  earning a fixed, recurring |
 servicing fee and ancillary |
              service income |
                             |
                       LOAN SERVICING
                         PORTFOLIO


  Loan Originations and Purchases

     The Company has increased its loan originations and purchases by 129% to $658.8 million in 1996 from $287.8 million in 1995, which was an increase of 140% over 1994 production of $119.7 million.

     As Delta has expanded into new markets, Correspondent Loans as a percentage of all originations and purchases have increased because the average correspondent generates significantly more production than the average broker. Delta initially establishes itself in these new markets primarily through purchases of loans, after which it focuses on broker development which often leads to establishing a physical presence in the market. Due to Delta's growth and the repositioning of its portfolio of loans, in recent years the weighted average loan-to-value ratios have increased while weighted average interest rates have decreased. The Company believes that a decreased interest rate environment, coupled with increased lending to 'A' and 'B' borrowers relative to 'C' and 'D' borrowers, has resulted in higher loan-to-value ratios and lower interest rates. Also, since the late 1980's and early 1990's, home equity lenders in general have become more comfortable with the stability of home values.



     Delta currently originates and acquires the majority of its loans in 21 states through its network of approximately 1,000 brokers and correspondents.


     The following table shows certain information regarding the Company's loan originations and purchases by source for the periods shown:

                                                                                             THREE MONTHS ENDED
                                                            YEAR ENDED DECEMBER 31,              MARCH 31,
                                                        --------------------------------    --------------------
                                                          1994        1995        1996        1996        1997
                                                        --------    --------    --------    --------    --------
                                                                         (DOLLARS IN THOUSANDS)
BROKER:
  Principal balance..................................   $ 81,407    $175,738    $321,733    $ 66,389    $114,063
  Average principal balance per loan.................         66          76          85          85          87
  Combined weighted average initial loan-to-value
     ratio(1)........................................       54.8%       62.3%       67.7%       66.8%       70.1%
  Weighted average interest rate.....................       11.7%       11.4%       11.1%       10.4%       11.0%
CORRESPONDENT:
  Principal balance..................................   $ 38,341    $112,065    $337,033    $ 49,373    $122,679
  Average principal balance per loan.................         68          70          73          70          76
  Combined weighted average initial loan-to-value
     ratio(1)........................................       56.2%       64.5%       69.8%       68.1%       71.9%
  Weighted average interest rate.....................       13.0%       12.4%       11.7%       11.8%       11.6%
TOTAL LOAN ORIGINATIONS AND PURCHASES:
  Principal balance..................................   $119,748    $287,803    $658,766    $115,762    $236,742
  Average principal balance per loan.................         67          74          78          78          81

  Combined weighted average initial loan-to-value
     ratio(1)........................................       55.2%       63.2%       68.8%       67.4%       71.0%
  Weighted average interest rate.....................       12.1%       11.8%       11.4%       11.0%       11.3%
PERCENTAGE OF LOANS SECURED BY:
  First mortgage.....................................       88.0%       89.6%       93.8%       94.1%       93.6%
  Second mortgage....................................       12.0%       10.4%        6.2%        5.9%        6.4%

------------------
(1) The weighted average initial loan-to-value ratio of a loan secured by a first mortgage is determined by dividing the amount of the loan by the lesser of the purchase price or the appraised value of the mortgage property at origination. The weighted average initial loan-to-value ratio of loan secured by a second mortgage is determined by taking the sum of the loan secured by the first and second mortgages and dividing by the lesser of the purchase price or the appraised value of the mortgage property at origination.

     The following table shows the geographic distribution of loan originations and purchases for the periods indicated:




                                  YEAR ENDED                  YEAR ENDED                  YEAR ENDED
                               DECEMBER 31, 1994           DECEMBER 31, 1995           DECEMBER 31, 1996
                           -------------------------   -------------------------  -------------------------
REGION                     PERCENTAGE   DOLLAR VALUE   PERCENTAGE   DOLLAR VALUE   PERCENTAGE   DOLLAR VALUE
-------------------------  ----------   ------------   ----------   ------------   ----------   ------------
NY, NJ and PA............     94.5%        $113.2         86.2%        $248.0         66.3%        $436.9
Midwest..................      2.4            2.9          5.4           15.7         17.0          112.0
Southeast................      0.3            0.3          0.8            2.2          4.2           27.6
New England..............      1.8            2.1          2.2            6.2          5.9           38.6
Mid-Atlantic*............      1.0            1.2          5.4           15.7          6.6           43.7


                                  THREE MONTHS
                              ENDED MARCH 31, 1997
                           ---------------------------
REGION                     PERCENTAGE     DOLLAR VALUE
-------------------------  ----------     ------------
NY, NJ and PA............     60.6%          $143.5
Midwest..................     18.2             43.1
Southeast................      9.4             22.2
New England..............      6.4             15.2
Mid-Atlantic*............      5.4             12.7



------------------
* Excluding New York (NY), New Jersey (NJ) and Pennsylvania (PA).

     Broker and Correspondent Marketing. Throughout its history Delta has been successful in establishing and maintaining relationships with brokers and correspondents interested in offering non-conforming mortgage products to their clientele, and management believes that this success is primarily attributable to the quality of service the Company provides to its network of brokers and correspondents.

     Delta typically initiates contact with a broker or correspondent through Delta's Business Development Department, comprised of 20 business development representatives supervised by a senior officer with over ten years of sales and marketing experience in the industry. The Company usually hires business development representatives who have contacts with brokers and correspondents that originate nonconforming mortgage loans within their geographic territory. The business development representatives are responsible for developing and maintaining the Company's broker and correspondent networks within their geographic territory by frequent visits to the broker or correspondent, communicating the Company's underwriting guidelines, disseminating new product information and pricing changes, and by a continuing commitment to understanding the needs of the customer. The business development representatives attend industry trade shows and are a source of information to Delta concerning products and pricing offered by competitors and new market entrants, all of which assists Delta in refining its programs and product offerings in order to offer competitive service. Business development representatives are compensated with a base salary and commissions based on the volume of loans originated or purchased as a result of their efforts.

     Approval Process. Before a broker or correspondent becomes part of Delta's network, it must go through an approval process. Once approved, brokers and correspondents may immediately begin submitting applications and/or loans to Delta.

     To be approved, a broker must demonstrate that it is properly licensed and registered in the state in which it seeks to transact business, submit to a credit check, and sign a standard broker agreement with Delta. A correspondent is eligible to submit loans to Delta for purchase only after an extensive investigation of the prospective correspondent's lending operations including an on-site visit, a review of the correspondent's financial statements for the prior two years, a credit report on the correspondent, a review of sample loan documentation and business references provided by the correspondent. Once approved, Delta requires that each correspondent sign an Agreement of Purchase and Sale in which the correspondent makes representations and warranties governing both the mechanics of doing business with Delta and the quality of the loan submissions themselves. Delta also performs an annual review of each approved correspondent in order to ensure continued compliance with legal requirements and that lending operations and financial information continue to meet Delta's standards. In addition, Delta regularly reviews the performance of loans originated or purchased through its brokers or correspondents.


     Brokers. For the three months ended March 31, 1997, the Company's broker network accounted for $114.1 million, or 48.2%, of Delta's loan originations and purchases compared to $66.4 million, or 57.3% of Delta's loan originations and purchases for the three months ended March 31, 1996, compared to $27.8 million or 65.8% of Delta's loan originations and purchases for the three months ended March 31, 1995. No single broker contributed more than 8.9%, 13.5% or 7.4% of Delta's total originations and purchases for the three months ended March 31, 1997, 1996 or 1995, respectively.

     Once approved, a broker may submit loan applications for prospective borrowers to Delta. To process broker submissions, Delta's broker originations area is organized into teams, consisting of loan officers and processors, which are generally assigned to specific brokers. Because Delta operates in a highly competitive environment where brokers may submit the same loan application to several prospective lenders simultaneously, Delta strives to provide brokers with a rapid and informed response. Loan officers analyze the application and provide the broker with a preliminary approval, subject to final underwriting approval, or a denial, typically within one business day. If the application is approved by the Company's underwriters, a 'conditional approval' will be issued to the broker with a list of specific conditions to be met and additional documents to be supplied prior to funding the loan. The loan officer and processor team will then work directly with the submitting broker to collect the requested information and meet all underwriting conditions. In most cases, the Company funds loans within 14 to 21 days after preliminary approval of the loan application. In the case of a denial, Delta will make all reasonable attempts to ensure that there is no missing information concerning the borrower or the application that might change the decision on the loan.


     The Company compensates its loan officers, who on a loan-by-loan basis are the primary relationship contacts with the brokers, predominantly on a commission basis. The Company believes its primarily commission-based compensation for loan officers gives it a competitive advantage over its competitors, who, the Company believes, typically assign non- or lower-commissioned processors to handle this function. Furthermore, all of the Company's loan officers must complete an extensive 9 to 12 month training program to attain the level of knowledge and experience integral to the Company's commitment to providing the highest quality service for brokers. Management believes that by maintaining an efficient, trained and experienced staff, it has addressed three central factors which determine where a broker sends its business: (i) the speed with which a lender closes loans and (ii) the lender's knowledge concerning the broker and his business and (iii) the support a lender provides.

     Correspondents. For the three months ended March 31, 1997, respectively, Delta's correspondent network accounted for $122.7 million or 51.8% of Delta's loan originations and purchases compared to $49.4 million or 42.7% of Delta's loan originations and purchases for the three months ended March 31, 1996 and $14.5 million or 34.2% of Delta's loan originations and purchases for the three months ended March 31, 1995. No single correspondent contributed more than 6.2%, 4.4% or 13.3% of Delta's total loan originations and purchases for the three months ended March 31, 1997, 1996 or 1995, respectively.

     An approved correspondent is a licensed mortgage banker or savings and loan who sells loans to Delta which the correspondent has originated, processed, closed and funded in its own name in conformity with Delta's underwriting standards. The loans are sold to Delta either on an individual flow basis or in block sales. When selling on a flow basis, a correspondent will typically seek a preapproval from Delta prior to closing the loan, and Delta will approve the loan based on a partial or full credit package, stipulating for any items needed to complete the package in adherence to Delta's underwriting guidelines. On a block sale, a correspondent will offer a group of loans to Delta for sale (not necessarily loans that have been preapproved), and Delta will underwrite and purchase those loans in the block that meet Delta's underwriting criteria. As with the broker network, Delta's Correspondent Division has a commitment to quick and knowledgeable service, and is staffed by some of the most capable mortgage professionals within the Company.

     Retail Loans. Fidelity Mortgage is able, through its marketing efforts, to identify, locate and focus on individuals who, based on its historic customer profiles, are likely customers for the Company's products. Fidelity Mortgage's telemarketing representatives identify interested customers and refer these to loan officers at the retail branch offices who, then, proceed to determine the applicant's qualifications for the Company's loan products, negotiate loan terms with the borrower and process the loan through completion.

  Loan Underwriting

     All of Delta's brokers, correspondents and retail offices are provided with the Company's underwriting guidelines. Loan applications received from brokers and correspondents or retail customers are classified according to certain characteristics, including but not limited to: condition and location of the collateral, credit history of the applicant, ability to pay, loan-to-value ratio and general stability of the applicant in terms of employment history and time in residence. Delta has established classifications with respect to the credit profile of the applicant, and each loan is placed into one of four letter ratings 'A' through 'D', with subratings within those categories. Terms of loans made by Delta, as well as maximum loan-to-value ratios and debt-to-income ratios, vary depending on the applicant's classification. Loan applicants with less favorable credit ratings are generally offered loans with higher interest rates and lower loan-to-value ratios than applicants with more favorable credit ratings. The general criteria used by Delta's underwriting staff in classifying loan applicants are set forth below.

                         DELTA'S UNDERWRITING CRITERIA

                             'A' RISK
                         EXCELLENT CREDIT           'B' RISK               'C' RISK               'D' RISK
                              HISTORY          GOOD OVERALL CREDIT    GOOD TO FAIR CREDIT    FAIR TO POOR CREDIT
                       ---------------------  ---------------------  ---------------------  ---------------------
Existing mortgage
  history............  Current at             Current at             Up to 30 days          Mortgage rating not a
                       application time and   application time and   delinquent at          factor
                       a maximum of two       a maximum of four      application time and
                       30-day late payments   30-day late payments   a maximum of four
                       in the last 12 months  in the last 12 months  30-day late payments, two 60-day late
                                                                     payments and one
                                                                     90-day late payment
                                                                     in the last 12 months

Other credit.........  Minor 30-day late      Some slow pays         Slow pays, some open   Not a factor.
                       items allowed with a   allowed but majority   delinquencies          Derogatory credit
                       letter of              of credit and          allowed. Isolated      must be paid with
                       explanation; no open   installment debt paid  charge-offs,           proceeds. Must
                       collection accounts,   as agreed. Small       collection accounts    demonstrate ability
                       charge-offs,           isolated charge-offs,  or judgments case-     to pay
                       judgments              collections, or        by-case
                                              judgments allowed
                                              case-by-case

Bankruptcy
  filings............  Discharged more than   Discharged more than   Discharged more than   May be open at
                       four years prior to    three years prior to   one year prior to      closing, but must be
                       closing and excellent  closing and excellent  closing and good       paid off with
                       reestablished credit   reestablished credit   reestablished credit   proceeds

Debt service to
  income ratio.......  Generally 45% or less  Generally 50% or less  Generally 50% or less  Generally 50% or less

Maximum loan-to-value
  ratio:

Owner-occupied.......  Generally 80% (up to   Generally 80% (up to   Generally 75% (up to   Generally 65% (up to
                       90%*) for a one- to    85%*) for a one- to    80%*) for a one- to    70%*) for a one- to
                       four-family residence  four-family residence  four-family residence  four-family residence

Non-owner occupied...  Generally 70% (up to   Generally 70% (up to   Generally 65% (up to   Generally 55% (up to
                       80%*) for a one- to    80%*) for a one- to    75%*) for a one- to    60%*) for a one- to
                       four-family residence  four-family residence  four-family residence  four-family residence

Employment...........  Minimum 2 years        Minimum 2 years        No minimum required    No minimum required
                       employment in the      employment in the

                       same field             same field

------------------

* On an exception basis.

     Delta uses the foregoing categories and characteristics as guidelines only. On a case-by-case basis, the Company may determine that the prospective borrower warrants an exception, if sufficient compensating factors exist. Examples of such compensating factors are: low loan-to-value ratio, low debt ratio, long-term stability of employment and/or residence, excellent payment history on past mortgages, or a significant reduction in monthly housing expenses.

     The following table sets forth certain information with respect to Delta's originations and purchases of first and second mortgage loans by borrower classification, along with weighted average coupons, for the periods shown.


             YEAR                 CREDIT      TOTAL       PERCENT OF TOTAL     WAC(1)     WLTV(2)
------------------------------    -------    --------     ----------------     ------     -------
             1994                    A       $ 35,121            29.4%          10.8%       58.9%
                                     B         38,575            32.2%          11.7%       56.4%
                                     C         25,562            21.3%          12.8%       52.9%
                                     D         20,490            17.1%          14.3%       49.3%
                                             --------          ------          ------     -------
            Totals                           $119,748           100.0%          12.1%       55.2%
                                             --------          ------          ------     -------
                                             --------          ------          ------     -------

             1995                    A       $ 89,830            31.3%          10.7%       66.8%
                                     B        124,954            43.4%          11.6%       64.5%
                                     C         37,190            12.9%          12.8%       59.6%
                                     D         35,831            12.4%          14.5%       53.2%
                                             --------          ------          ------     -------
            Totals                           $287,805           100.0%          11.8%       63.2%
                                             --------          ------          ------     -------
                                             --------          ------          ------     -------

             1996                    A       $219,550            33.4%          10.6%       72.1%
                                     B        234,589            35.6%          11.2%       70.2%
                                     C        156,296            23.7%          12.2%       65.7%
                                     D         48,331             7.3%          13.8%       56.9%
                                             --------          ------          ------     -------
            Totals                           $658,766           100.0%          11.4%       68.8%
                                             --------          ------          ------     -------
                                             --------          ------          ------     -------


Three Months ended
March 31, 1997                       A       $109,829            46.4%          10.8%       74.2%
                                     B         65,786            27.8%          11.2%       71.2%
                                     C         46,192            19.5%          12.1%       67.8%
                                     D         14,935             6.3%          13.6%       56.9%
                                             --------          ------          ------     -------
            Totals                           $236,742           100.0%          11.3%       71.0%
                                             --------          ------          ------     -------
                                             --------          ------          ------     -------


------------------
(1) Weighted Average Coupon ('WAC').

(2) Weighted Average Initial Loan-to-Value Ratio ('WLTV').

     Delta employs experienced nonconforming mortgage loan credit underwriters to scrutinize the applicant's credit profile and to evaluate whether an impaired credit history is a result of adverse circumstances or a continuing inability or unwillingness to meet credit obligations in a timely manner. Personal circumstances including divorce, family illnesses or deaths and temporary job loss due to layoffs and corporate downsizing will often impair an applicant's credit record. Assessment of an applicant's ability and willingness to pay is one of the principal elements that distinguishes Delta's lending practices from methods employed by traditional lenders, such as savings and loans and commercial banks. All lenders utilize debt ratios and loan-to-value ratios in the approval process. In contrast, many lenders simply use software packages to score an applicant for loan approval and fund the loan after auditing the data provided by the borrower.

     Delta has a staff of 51 underwriters, with an average of more than seven and one-half years of non-conforming underwriting experience. Delta does not delegate underwriting authority to any broker or correspondent. Delta's Underwriting Department functions independently of its Business Development and Mortgage Origination Departments and does not report to any individual directly involved in the origination process. No underwriter at Delta is compensated on an incentive or commission basis.

     Delta has instituted underwriting checks and balances that are designed to ensure that every loan is reviewed and approved by a minimum of two underwriters, with certain higher loan amounts requiring a third approval. Management believes that by requiring each file be seen by a minimum of two underwriters, a high degree of accuracy and quality control is ensured throughout the underwriting process.

     Delta's underwriting of every loan submitted consists not only of a thorough credit review, but also (i) a separate appraisal review conducted by Delta's Appraisal Review Department and (ii) a full compliance review to ensure that all documents have been properly prepared, all applicable disclosures have been given in a timely fashion, proper compliance with all federal and state regulations, the existence of title insurance insuring Delta's interest as mortgagee and evidence of adequate homeowner's insurance naming Delta as an additional insured party. Appraisals are performed by third party, fee-based appraisers or by the Company's staff appraisers and generally conform to current FNMA/FHLMC secondary market requirements for residential property appraisals. Each such appraisal includes, among other things, an inspection of the exterior of the subject property and, where available, data from sales within the preceding 12 months of similar properties within the same general location as the subject property.

     Delta performs a thorough appraisal review on each loan prior to closing or prior to purchasing. While Delta recognizes that the general practice by conventional mortgage lenders is to perform only drive-by appraisals after closings, management believes this practice does not provide sufficient protection. In addition to reviewing each appraisal for accuracy, the Company accesses other sources to validate sales used in the appraisal to determine market value. These sources include: interfacing with Multiple Listing Services, Comps, Inc. and other similar databases to access current sales and listing information and other sources for verification, including broker price opinions and market analyses by local real estate agents.

     Post closing, in addition to its normal due diligence, the Company selects one out of every ten appraisals and performs its own drive-by appraisal. This additional step helps to give the Company an added degree of comfort with respect to appraisers with which the Company has had limited experience. Delta actively tracks all appraisers from which it accepts appraisals for quality control purposes and does not accept work from appraisers who have not conformed to its review standards.

     The Company performs a post-funding quality control review to monitor and evaluate the Company's loan origination policies and procedures. At least 10% of all loan originations and purchases are subjected to a full quality control re-underwriting and review, the results of which are reported to senior management. Discrepancies noted by this review are analyzed and corrective actions are instituted. However, to date, this important quality control process has not revealed material deficiencies in the Company's loan underwriting procedures. A typical quality control review currently includes: (a) obtaining a new drive-by appraisal for each property; (b) running a new credit report from a different credit report agency; (c) reviewing loan applications for completeness, signatures, and for consistency with other processing documents;
(d) obtaining new written verification of income and employment; (e) obtaining new written verification of mortgage to re-verify any outstanding mortgages; and
(f) analyzing the underwriting and program selection decisions. The quality control process is updated from time to time as the Company's policies and procedures change.

  Loan Sales


     Delta sells substantially all the loans it originates or purchases through one of two methods: (i) securitizations, which involve the private placement or public offering of pass-through mortgage-backed securities, and (ii) whole loan sales, which include the sale of blocks of individual loans to institutional or individual investors. Since 1991, the Company has sold $1.7 billion of the loans it originated or purchased through securitizations and $54.6 million of loans through whole loan sales.

     Securitizations. The following table sets forth certain information with respect to Delta's securitizations (all of which, except for the 1997-2 transaction, have been insured by monoline insurance companies and all have been rated AAA/Aaa by Standard & Poor's and Moody's, respectively) by offering size, which includes prefunded amounts, remaining principal balance at March 31, 1997 and weighted average pass-through rate.



                                                                  REMAINING
                                          OFFERING SIZE       PRINCIPAL BALANCE        WEIGHTED AVERAGE
         SECURITIZATION     COMPLETED      (MILLIONS)         AT MARCH 31, 1997        PASS-THROUGH RATE
         --------------     ---------     -------------     ----------------------     -----------------
             1991-1         02/22/91         $  92.4                $ 15.5                   9.000%
             1991-2         12/12/91         $  50.6                $  9.1                   7.850%
             1992-1         11/25/92         $  64.1                $ 14.7                   7.875%
             1993-1         03/31/93         $  27.4                $  6.9                   6.850%
             1993-3         08/31/93         $  31.6                $  8.6                   6.180%
             1993-4         12/15/93         $  30.0                $  8.8                   6.380%
             1994-1         03/30/94         $  30.0                $ 12.1                   6.950%
             1994-2         10/26/94         $  60.0                $ 21.3                   8.310%
             1995-1         05/10/95         $  80.0                $ 45.8                   7.527%
             1995-2         11/30/95         $ 150.0                $109.1                   6.791%
             1996-1         06/12/96         $ 225.0                $193.5                   6.598%
             1996-2         09/26/96         $ 180.0                $167.0                   6.658%
             1996-3         12/27/96         $ 210.0                $203.9                   6.307%
             1997-1         03/27/97         $ 235.0                   n/a                   6.724%
             1997-2         06/26/97         $ 260.0                   n/a                   6.715%



     When Delta securitizes loans, it sells a portfolio of loans to a trust (the 'Home Equity Loan Trust') and issues classes of certificates representing an undivided ownership interest in the Home Equity Loan Trust. In its capacity as servicer for each securitization, the Company collects and remits principal and interest payments to the appropriate Home Equity Loan Trust which in turn passes through payments to certificate holders. In every securitization beginning with the 1995-2 transaction, Delta has retained 100% of the interests in the interest-only and residual classes of certificates. The Company will continue to retain the interest-only and residual certificates as long as, in management's opinion, this practice maximizes earnings and is consistent with the Company's liquidity requirements.


     Each Home Equity Loan Trust, except for the 1997-2 transaction, has the benefit of a financial guaranty insurance policy from a monoline insurance company, which insures the timely payment of interest and the ultimate payment of principal of the investor certificate. In addition to such insurance policies, the Excess Servicing is applied as an additional payment of principal of the investor certificates, thereby accelerating the amortization of the investor certificates relative to the amortization of the loans. This use of the Excess Servicing creates overcollateralization. Once the overcollateralization limit is reached, the use of Excess Servicing to create overcollateralization stops unless it subsequently becomes necessary to again obtain or maintain the required overcollateralization limit. Overcollateralization is intended to create a source of cash (the payments on the 'extra' loans) to absorb losses prior to making a claim on the financial guaranty insurance policy, if applicable. To date, no claims have been made on the financial guarantee insurance policies for any of the Company's securitizations.

     Delta may be required either to repurchase or to replace loans which do not conform to the representations and warranties made by Delta in the pooling and servicing agreement entered into when the portfolio of loans are sold through a securitization. To date, Delta has not had to make any such repurchases or replacements. Delta intends to continue to conduct loans sales through securitization, either in private placements or in public offerings, when market conditions are attractive for such loan sales.


     Whole Loan Sales Without Recourse. The Company has determined from time to time that some of its 'A' loans and higher loan-to-value ratio loans receive better execution by being sold on a whole loan, servicing released, non-recourse basis to third party institutions. The Company does not incur any future loss on loans sold through this method. The Company intends to continue this practice as long as it is deemed to be more profitable for the Company. For the three months ended March 31, 1997, and the years ended 1996 and 1995, Delta sold $0 million, $15.3 million and $17.6 million, respectively, which represents 0%, 2.3% and 6.1%, respectively, of its originations and purchases.

     Whole Loan Sales With Recourse. Prior to 1991, Delta combined mortgage loans into pools and sold those pools as well as individual mortgage loans directly to a network of commercial banks, savings and loans, insurance companies, pension funds and accredited investors. Delta generally sold these pools or individual loans for 100% of the principal balance and negotiated the pass-through rate of interest to be paid to the investor with the excess interest retained by Delta. Delta sold loans to investors with recourse whereby Delta would repurchase any loan which became REO property. This obligation is subject to various terms and conditions, including, in some instances, a time limit. At March 31, 1997, there were approximately $18.0 million of loans which

Delta could be required to repurchase in the future should such loans become REO property.

  Loan Servicing and Collections

     Delta has been servicing loans since its inception in 1982, and Delta has serviced or is servicing substantially all of the loans that it has originated or purchased. Servicing involves, among other things, collecting payments when due, remitting payments of principal and interest and furnishing reports to the current owners of the loans and enforcing such owner's rights with respect to the loans, including, recovering delinquent payments, instituting foreclosure and liquidating the underlying collateral. The Company receives a servicing fee for servicing residential mortgage loans of 0.50% per annum (0.65% per annum on all securitizations completed before and including the 1996-1 securitization) on the declining principal balance of all loans sold through securitization and on the declining principal balance of the loans sold to investors on a recourse basis, which servicing fees are collected out of the monthly mortgage payments. Management believes that servicing the Company's own portfolio enhances certain operating efficiencies and provides an additional and profitable revenue stream that is less cyclical than the business of originating and purchasing loans. As of March 31, 1997, Delta had a servicing portfolio of $1.1 billion of loans.

     Delta services all loans out of its headquarters in Woodbury, New York, utilizing a leading in-house loan servicing system ('LSAMS') which it implemented in 1995. LSAMS replaced Delta's former 'service bureau' loan servicing system, and has provided Delta with considerably more flexibility to adapt the system to Delta's specific needs as a nonconforming home equity lender. As such, Delta has achieved significant cost efficiencies by automating a substantial number of previously manual servicing procedures and functions since its conversion to LSAMS on July 1, 1995. Management believes that even greater cost efficiencies can be realized through further automation provided by LSAMS.

     At the same time that it upgraded its primary servicing system, Delta purchased a default management sub-servicing system ('TPLS') with separate 'modules' for foreclosure, bankruptcy and REO to provide it with the ability to more efficiently monitor and service loans in default. These sub-servicing modules provide detailed tracking of all key events in foreclosure and bankruptcy on a loan-by-loan and portfolio-wide basis; the ability to track and account for all pre- and post-petition payments received in bankruptcy from the borrower and/or trustee; and the ability to monitor, market and account for all aspects necessary to liquidate a REO property after foreclosure. These features have led to cost savings through greater automation and system upgrades and have helped mitigate loan losses as the Servicing Department has been able to identify problem loans earlier, thus allowing for earlier corrective action. Additionally, Delta's Management Information Systems Department has created a market value analysis program to run with LSAMS, which provides Delta with the ability to monitor its equity position on a loan-by-loan and/or portfolio-wide basis.

     Delta's collections policy is designed to identify payment problems sufficiently early to permit Delta to quickly address delinquency problems and, when necessary, to act to preserve equity in a pre-foreclosure property. Delta believes that these policies, combined with the experience level of independent appraisers engaged by Delta, help to reduce the incidence of charge-offs of a first or second mortgage loan.

     Centralized controls and standards have been established by Delta for the servicing and collection of mortgage loans in its portfolio. Delta revises such policies and procedures from time to time in connection with changing economic and market conditions and changing legal and regulatory requirements.

     Borrowers are billed on a monthly basis in advance of the due date. Collection procedures commence upon identification of a past due account by Delta's automated servicing system. If timely payment is not received, LSAMS automatically places the loan in the assigned collector's 'auto queue' and collection procedures are generally initiated on the day immediately following the payment due date for chronic late payers, or the day immediately following the end of the grace period for those borrowers who usually pay within the grace period or shortly thereafter. LSAMS automatically queues up each loan in the assigned collector's 'auto queue' at one of these two dates based upon a particular borrower's payment history over the prior 12 months. The account remains in the queue unless and until a payment is received, at which point LSAMS automatically removes the loan from that collector's auto queue until the next month's payment is due and/or becomes delinquent.

     When a loan appears in a collector's auto queue, a collector will telephone to remind the borrower that a payment is due. Follow-up telephone contacts are attempted until the account is current or other payment arrangements have been made. Standard form letters are utilized when attempts to reach the borrower by telephone fail and/or, in some circumstances, to supplement the phone contacts. During the delinquency period, the collector will continue to contact the borrower. Company collectors have computer access to telephone numbers, payment histories, loan information and all past collection notes. All collection activity, including the date collection letters were sent and detailed notes on the substance of each collection telephone call, is entered into a permanent collection history for each account on LSAMS. Additional guidance with the collection process is derived through frequent communication with Delta's senior management.

     For those loans in which collection efforts have been exhausted without success, the Pre-foreclosure Manager recommends the loans be sent to foreclosure at one of two Foreclosure Committee Meetings held each month. At each such committee meeting, the Pre-foreclosure Manager meets with the Foreclosure Manager and a member of the Executive Department, to determine whether foreclosure proceedings are appropriate based upon their analysis of all relevant factors, including a market value analysis, reason for default and efforts by the borrower to cure the default.

     Regulations and practices regarding the liquidation of properties (e.g., foreclosure) and the rights of a borrower in default vary greatly from state to state. As such, all foreclosures are assigned to outside counsel, located in the same state as the secured property. Bankruptcies filed by borrowers are similarly assigned to appropriate local counsel. All aspects of foreclosures and bankruptcies are closely monitored by Delta through its TPLS sub-servicing loan system described above and through monthly status reports from attorneys.

     Prior to foreclosure sale, Delta performs an in-depth market value analysis on all defaulted loans. This analysis includes: (i) a current valuation of the property obtained through a drive-by appraisal or broker's price opinion conducted by an independent appraiser and/or a broker from Delta's network of real estate brokers, complete with a description of the condition of the property, recent price lists of comparable properties, recent closed comparables, estimated marketing time and required or suggested repairs and an estimate of the sales price; (ii) an evaluation of the amount owed, if any, for real estate taxes; (iii) an evaluation of the amount owed, if any, to a senior mortgagee and (iv) estimated carrying costs, broker's fee, repair costs and other related costs associated with REO properties. Delta bases the amount it will bid at foreclosure sales on this analysis.

     If Delta acquires title to a property at a foreclosure sale or otherwise, the REO Department immediately begins working the file by obtaining an estimate of the sale price of the property by sending at least two local real estate brokers to inspect the premises, and then hiring one to begin marketing the property. If the property is not vacant when acquired, local eviction attorneys are hired to commence eviction proceedings and/or negotiations are held with occupants in an attempt to get them to vacate without incurring the additional time and cost of eviction. Repairs are performed if it is determined that they will increase the net liquidation proceeds, taking into consideration the cost of repairs, the carrying costs during the repair period and the marketability of the property both before and after the repairs.

     Delta's loan servicing software also tracks and maintains homeowners' insurance information and tax and insurance escrow information. Expiration reports are generated bi-weekly listing all policies scheduled to expire within the next 15 days. When policies lapse, a letter is issued advising the borrower of such lapse and notifying the borrower that Delta will obtain force-placed insurance at the borrower's expense. Delta also has an insurance policy in place that provides coverage automatically for Delta in the event that Delta fails to obtain force-placed insurance.

     The following table sets forth information relating to the delinquency and loss experience of Delta for its servicing portfolio of mortgage loans for the periods indicated.

                                             YEAR ENDED DECEMBER 31,                THREE MONTHS ENDED MARCH 31,
                                   --------------------------------------------    ------------------------------
                                       1994            1995            1996            1996             1997
                                   ------------    ------------    ------------    ------------    --------------
Total Outstanding Principal

  Balance (at period end).......   $310,228,743    $468,846,079    $932,958,188    $536,863,662    $1,110,998,901
Average Outstanding (1).........   $300,678,046    $373,384,417    $667,368,565    $517,153,985    $1,048,629,760
DELINQUENCY (at period end)
30-59 Days:
  Principal Balance.............   $ 22,569,938    $ 35,052,951    $ 54,582,550    $ 27,846,676    $   60,469,078
  Percent(2)....................           7.28%           7.48%           5.85%           5.19%             5.44%
60-89 Days:
  Principal Balance.............   $  6,398,055    $  8,086,230    $ 14,272,587    $  7,543,965    $   15,092,040
  Percent.......................           2.06%           1.72%           1.53%           1.41%             1.36%
90 Days or More:
  Principal Balance.............   $  6,517,506    $  6,748,061    $  9,224,525    $  4,860,781    $   13,131,534
  Percent.......................           2.10%           1.44%           0.99%           0.91%             1.18%
Total Delinquencies:
  Principal Balance.............   $ 35,485,499    $ 49,887,242    $ 78,079,663    $ 40,251,422    $   88,692,651
  Percent.......................          11.44%          10.64%           8.37%           7.50%             7.98%
FORECLOSURES
  Principal Balance.............   $ 20,768,336    $ 23,506,751    $ 34,765,638    $ 27,722,786    $   41,892,909
  Percent of Foreclosures by
    Dollar......................           6.69%           5.01%           3.73%           5.16%             3.77%
REO (at period end).............   $  1,926,922    $  4,020,295    $  5,672,811    $  4,019,817    $    6,426,415
Net losses on liquidated loans..   $   (687,090)   $ (2,142,099)   $ (2,866,204)   $   (799,130)   $     (993,559)
Percentage of net losses on
  liquidated loans (based on
  Average Outstanding Principal
  Balance)......................          (0.23)%         (0.57)%         (0.43)%         (0.15)%           (0.09)%

------------------
(1) Calculated by summing the actual outstanding principal balances at the end of each month and dividing the total by the number of months in the applicable period.

(2) Percentages are expressed based upon the total outstanding principal balance at the end of the indicated period.

COMPETITION

     As an originator and purchaser of mortgage loans, the Company faces intense competition, primarily from mortgage banking companies, commercial banks, credit unions, savings and loans, credit card issuers and finance companies. Many of these competitors in the financial services business are substantially larger and have more capital and other resources than the Company. Competition can take many forms, including convenience in obtaining a loan, service, marketing and distribution channels and interest rates. Furthermore, the current level of gains realized by the Company and its competitors on the sale of the type of loans originated and purchased is attracting additional competitors into this market with the effect of lowering the gains that may be realized by the Company on future loan sales. In addition, greater investor acceptance of securities backed by loans comparable to the Company's mortgage loans and greater availability of information regarding the prepayment and default experience of such loans creates greater efficiencies in the market for such securities. Such efficiencies may create a desire for even larger transactions giving companies with greater volumes of originations a competitive advantage. In addition, a more efficient market for such securities may lead certain investors to purchase securities backed by other types of assets where potential returns may be greater. Competition may be affected by fluctuations in interest rates and general economic conditions. During periods of rising rates, competitors which have 'locked in' low borrowing costs may have a competitive advantage. During periods of declining rates, competitors may solicit the Company's borrowers to refinance their loans. During economic slowdowns or recessions, the Company's borrowers may have new financial difficulties and may be receptive to offers by the Company's competitors.


     Furthermore, certain large national finance companies and conforming mortgage originators have announced their intention to adapt their conforming origination programs and allocate resources to the origination of nonconforming loans. In addition, certain of these larger mortgage companies and commercial banks have begun to offer products similar to those offered by the Company, targeting customers similar to those of the Company. The entrance of these competitors into the Company's market could have a material adverse effect on the Company.


REGULATION


     Delta's business is subject to extensive regulation, supervision and licensing by federal, state and local governmental authorities and is subject to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. Delta's consumer lending activities are subject to the Federal Truth-in-Lending Act and Regulation Z (including the Home Ownership and Equity Protection Act of 1994), ECOA, the Fair Credit Reporting Act of 1970, as amended, RESPA, and Regulation X, the Home Mortgage Disclosure Act and the Federal Debt Collection Practices Act, as well as other federal and state statutes and regulations affecting Delta's activities. Delta is also subject to the rules and regulations of, and examinations by HUD and state regulatory authorities with respect to originating, processing, underwriting and servicing loans. These rules and regulations, among other things, impose licensing obligations on Delta, establish eligibility criteria for mortgage loans, prohibit discrimination, provide for inspections and appraisals of properties, require credit reports on loan applicants, regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, mandate certain disclosures and notices to borrowers and, in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to loss of approved status, termination or suspension of servicing contracts without compensation to the servicer, demands for indemnifications or mortgage loans repurchases, certain rights of rescission for mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions. Delta believes it is in compliance in all material respects with applicable federal and state laws and regulations.



ENVIRONMENTAL MATTERS

     To date, Delta has not been required to perform any investigation or cleanup activities, nor has it been subject to any environmental claims. There can be no assurance, however, that this will remain the case in the future. In the ordinary course of its business, Delta from time to time forecloses on properties securing loans. Although Delta primarily lends to owners of residential properties, there is a risk that Delta could be required to investigate and clean-up hazardous or toxic substances or chemical releases at such properties after acquisition by

Delta, and may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and clean-up costs incurred by such parties in connection with the contamination. In addition, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such property.

EMPLOYEES

     As of March 31, 1997, Delta had a total of 530 employees (full and part-time). None of Delta's employees is covered by a collective bargaining agreement. Delta considers its relations with its employees to be good.

PROPERTIES

     Delta's executive and administrative offices are located at 1000 Woodbury Road, Suite 200, Woodbury, New York 11797, where Delta leases approximately 63,600 square feet of office space at an aggregate annual rent of approximately $1.2 million. The lease provides for certain scheduled rent increases and expires in 2004.


     Delta Funding Corporation maintains a full service office in Atlanta, Georgia, full processing offices in St. Louis, Missouri, Chicago, Illinois and Warwick, Rhode Island, and business development offices in Michigan (2), New Jersey, Ohio (2), Pennsylvania and Virginia. Fidelity Mortgage maintains nine retail mortgage origination offices in Florida (2), Georgia, Indiana, Ohio (4) and North Carolina. The terms of the leases vary as to duration and escalation provisions, with the latest expiring in 2001.


LEGAL PROCEEDINGS

     Because the nature of the Company's business involves the collection of numerous accounts, the validity of liens and compliance with state and federal lending laws, the Company is subject to numerous claims and legal actions in the ordinary course of its business. While it is impossible to estimate with certainty the ultimate legal and financial liability with respect to such claims and actions, the Company believes that the aggregate amount of such liabilities will not result in monetary damages which in the aggregate would have a material adverse effect on the financial condition or results of the Company.


     Several class-action lawsuits have been filed recently against a number of consumer finance companies alleging that the compensation of mortgage brokers through the payment of yield spread premiums violates various federal and state consumer protection laws. On March 18, 1997, the Company received notice that it had been named in a lawsuit filed in Federal District Court, E.D.N.Y., alleging that the Company's compensation of mortgage brokers by means of yield spread premiums violates, among other things, RESPA. The complaint seeks (i) certification of a class of plaintiffs, (ii) an injunction against payment of yield spread premiums by the Company and (iii) unspecified compensatory and punitive damages (including attorney's fees). Management believes the Company has meritorious defenses and intends to defend this suit, but the Company cannot estimate with any certainty its ultimate legal or financial liability, if any, with respect to the alleged claims. On July 7, 1997, the Company filed an answer to the plaintiff's amended complaint.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table sets forth certain information regarding the current directors and executive officers of the Company.


NAME                                               AGE   POSITION WITH THE COMPANY
------------------------------------------------   ---   ------------------------------------------------
Sidney A. Miller................................   63    Chairman of the Board of Directors
Hugh Miller.....................................   33    Chief Executive Officer, President and Director
Richard Blass...................................   33    Senior Vice President, Chief Financial Officer,
                                                           Treasurer and Director
Martin D. Payson................................   61    Director
Arnold B. Pollard...............................   54    Director
Christopher Donnelly............................   37    Senior Vice President
Teresa E. Ginter................................   58    Senior Vice President and Secretary
Randall F. Michaels.............................   38    Senior Vice President
Franklin E. Pellegrin, Jr.......................   47    Senior Vice President


     References to positions held by persons named below covering periods before the Company's incorporation in 1996 are references to positions held by such persons at Delta Funding Corporation.

     SIDNEY A. MILLER founded the Company and has been Chairman of the Board of Directors of the Company since its inception. He was President and Chief Executive Officer from 1982 to 1991 and has been involved in the mortgage banking industry since 1974. He is also a chartered life insurance underwriter. Mr. Miller is a director of the Home Equity Lenders Leadership Organization and the National Home Equity Mortgage Association, as well as an Associate Trustee of North Shore University Hospital.

     HUGH MILLER has been the President and Chief Executive Officer of the Company since 1991. He has been associated with the Company in various capacities since 1985 and has been primarily responsible for the day-to-day operations of the Company since 1985.

     RICHARD BLASS is a Senior Vice President and Treasurer of the Company and, in March 1997, became the Chief Financial Officer. He has served in various capacities since joining the Company in 1992. Prior thereto, Mr. Blass was a money market and derivatives trader at Citicorp Securities Markets Inc.

     MARTIN D. PAYSON became a Director of the Company in 1996. Mr. Payson formerly served as Vice Chairman of Time Warner, Inc. from 1990 to 1992, and prior to the merger of Time Inc. and Warner Communications, Inc., Mr. Payson

held the position of Office of the President and General Counsel of Warner Communications, Inc., of which he also was a Director for 14 years. Mr. Payson also serves on the Board of Directors of Renaissance Communications, Corp., a communications company, Meridian Sports Incorporated, a boating and sports equipment company, Unapix Entertainment Inc., a media/communications company, all publicly held companies, and these privately held companies: Latin Communications Group Inc., Ithaca Holdings Inc., and SCUUL Ltd.

     ARNOLD B. POLLARD, PH.D. became a Director of the Company in 1996. Dr. Pollard has been the President and Chief Executive Officer of Chief Executive Group, which publishes Chief Executive magazine, since 1993 and, for nearly 20 years, Dr. Pollard has been President of Decision Associates. Dr. Pollard was also a founding member of the Strategic Decision Analysis Group of SRI and previously served as Chairman and Chief Executive Officer of Biopool International. Dr. Pollard also serves on the Board of Directors of GKN Securities, Inc., a brokerage firm, a public company, and The Landry Service Co., Inc. and is on the advisory board of Simply Interactive, Inc.

     CHRISTOPHER DONNELLY has been a Senior Vice President of the Company since 1995 and was a Vice President of the Company from 1992 to 1995. Mr. Donnelly joined the Company in 1987 and since 1991, has been primarily responsible for supervising all aspects of credit and underwriting, including the Broker and Correspondent Divisions and Appraisal Review. Since joining the Company in 1987, Mr. Donnelly has served in a variety of positions, including Assistant Manager of Originations.

     TERESA E. GINTER has been a Senior Vice President of the Company since 1992 and was a Vice President of the Company from 1986 to 1992. Ms. Ginter's primary responsibilities include supervising the internal operations of the Broker Division. Ms. Ginter has been with the Company since its inception and has served in a variety of positions.

     RANDALL F. MICHAELS has been a Senior Vice President of the Company since 1996 and has been the National Sales Manager since he joined the Company in 1995 as a Vice President. Mr. Michaels is primarily responsible for supervising all aspects of sales and marketing for the Company. Mr. Michaels has over 14 years experience in the non-conforming mortgage loan markets. Prior to joining Delta, Mr. Michaels was Regional Sales Manager of Quality Mortgage/Express Funding Inc., a mortgage finance company, for two years and, before that, Regional Sales Manager of American Funding Group, a mortgage finance company, for six years.

     FRANKLIN E. PELLEGRIN, JR. has been a Senior Vice President of the Company since 1996 and has been the Servicing Manager since he joined the Company in 1996 as a Vice President. Mr. Pellegrin has been involved in the mortgage banking industry for 24 years. From 1979 to 1995, Mr. Pellegrin served as Senior Vice President in charge of servicing and data processing of Mid-Coast Mortgage Company, a mortgage finance company.

     The directors are divided into three classes, denominated Class I, Class II and Class III, with the terms of office of each class expiring at the 1997, 1998 and 1999 annual meeting of stockholders, respectively. At each annual meeting following such initial classification and election, directors elected to succeed those directors whose terms expire will be elected for a term to expire at the third succeeding annual meeting of stockholders after their election. The directors in each class are as follows: Class I--Arnold B. Pollard and Richard Blass, Class II--Martin D. Payson and Sidney A. Miller, and Class III--Hugh Miller. All officers are appointed by and serve, subject to the terms of their employment agreements, if any, at the discretion of the Board of Directors.

FAMILY RELATIONSHIPS

     Hugh Miller is Sidney A. Miller's son. No other family relationship exists among any of the Directors or executive officers of the Company. No arrangement or understanding exists between any Director or executive officer or any other person pursuant to which any Director or executive officer was selected as a Director or executive officer of the Company. Subject to rights under applicable employment agreements, each executive officer serves at the pleasure of the Board of Directors.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has three standing committees: the Executive Committee, the Compensation Committee and the Audit Committee. Sidney A. Miller and Hugh Miller serve on the Executive Committee which is authorized to exercise the powers of the Board of Directors between meetings. However, the Executive Committee may not (i) amend the Certificate of Incorporation or the By-laws of the Company, (ii) adopt an agreement of merger or consolidation, (iii) recommend to the stockholders the sale, lease, or exchange of all or substantially all of the Company's property and assets, (iv) recommend to the stockholders a dissolution of the Company or revoke a dissolution, (v) elect a director or (vi) declare a dividend or authorize the issuance of stock. Messrs. Payson and Pollard serve on the Compensation Committee and the Audit Committee. The Compensation Committee is responsible for recommending to the Board of Directors the Company's executive compensation policies for senior officers and administering the 1996 Employee Stock Option Plan (the 'Stock Option Plan'). See '--Stock Option Plan.' The Audit Committee is responsible for recommending independent auditors, reviewing the audit plan, the adequacy of internal controls, the audit report and the management letter and performing such other duties as the Board of Directors may from time to time prescribe.

EMPLOYMENT AGREEMENTS; KEY-MAN LIFE INSURANCE

  Employment Agreements

     Effective October 1, 1996, the Company entered into employment agreements with Sidney A. Miller, Hugh Miller, Christopher Donnelly and Randall F. Michaels, and on March 4, 1997, the Company entered into an employment agreement with Richard Blass. Sidney A. Miller's and Hugh Miller's employment agreements are for terms of five years, and Richard Blass', Christopher Donnelly's and Randall F. Michaels' employment agreements are for terms of three years.


     Under the terms of the respective employment agreements, the Company pays Sidney A. Miller a minimum base salary of $350,000 per year, Hugh Miller a minimum base salary of $350,000 per year, Richard Blass a minimum base salary of $160,000 per year, Christopher Donnelly a minimum base salary of $150,000 per year and Randall F. Michaels a minimum base salary of $125,000 per year. Each of these officers is entitled to participate generally in the Company's employee benefit plans, including the Stock Option Plan, and is eligible for an incentive bonus from the Company's executive bonus pool. The cash bonuses available to Christopher Donnelly and Randall F. Michaels are made at the discretion of the Board of Directors and are based on subjective performance criteria. Under the terms of their employment agreements, Sidney A. Miller, Hugh Miller and Richard Blass are eligible for cash bonuses in any one fiscal year of up to 400% of their annual salary for Messrs. Miller and Miller and up to 50% of his annual salary for Richard Blass, payable on a quarterly basis 60 days after the relevant quarter. The amount of such quarterly cash bonus is calculated under the agreements as follows: for each 1% increase in net earnings per share for the relevant fiscal quarter greater than 10% as measured against the corresponding quarter in the prior fiscal year, each of Sidney A. Miller and Hugh Miller will receive a quarterly cash bonus of 15% of his respective current annual salary and Richard Blass will receive a quarterly cash bonus of 1.875% of his current annual salary.

     Under the terms of their respective employment agreements, Sidney A. Miller and Hugh Miller also are granted benefits covering life insurance (Sidney A. Miller receives coverage up to $25,000,000, and Hugh Miller receives coverage of up to $1,000,000), medical expenses not covered by insurance (up to $100,000 per year) and allowances for business related travel and entertainment (up to $25,000 per year).

     If any of these five executive officers is terminated 'for cause,' which definition generally includes termination by the Company due to the executive's willful failure to perform his duties under the employment agreement, the executive's personal dishonesty, or the executive's breach of his fiduciary duties or the employment agreement to which he is a party, then the Company is obligated to pay the executive so terminated only his base salary up to the date of his termination 'for cause.' However, if either Richard Blass, Christopher Donnelly or Randall F. Michaels is terminated without cause, the Company is obligated to pay such executive officer certain amounts set forth in the agreement which would be paid to Mr. Blass, Mr. Donnelly or Mr. Michaels in equal installments over the six months following any such termination without cause. If either Sidney A. Miller or Hugh Miller is terminated without cause, the Company is obligated to pay such executive officer his base salary, bonus and benefits for the remaining term of his employment agreement. If either Sidney A. Miller or Hugh Miller resigns for 'good reason,' which generally includes the executive officer's resignation due to a breach by the Company of his employment agreement or a change of control in the ownership of the Company, the Company must pay such executive officer his salary, bonus and benefits for the remaining term of the employment agreement.

  Key-Man Life Insurance

     The Company maintains a key-man life insurance policy in the amount of approximately $1,000,000 on Hugh Miller, on which the Company is named as beneficiary. The Company does not maintain key-man life insurance policies on any of its other executive officers, however, the Company would be reimbursed from Sidney A. Miller's split-dollar life insurance policy for the lesser of the cash value or all premiums paid during the term of the policy. See 'Certain Relationships and Related Party Transactions.'

COMPENSATION OF DIRECTORS


     The Company pays each nonemployee director compensation of $20,000 per annum and a fee of $1,000 for each meeting of the Board of Directors that he attends. The Company initially granted 10,000 options to each nonemployee director, one-quarter of which vested immediately, with an additional one-quarter vesting each year thereafter. The Company reimburses each director for ordinary and necessary travel expenses related to such director's attendance at Board of Directors and committee meetings.


EXECUTIVE COMPENSATION

     The Summary Compensation Table below provides certain summary information concerning compensation paid or accrued during the years ended December 31, 1996, 1995 and 1994 by the Company to or on behalf of the Chief Executive Officer and the four other highest paid executive officers of the Company.

                           SUMMARY COMPENSATION TABLE

                                                                                      LONG-TERM
                                                                                     COMPENSATION
                                                                                        AWARDS
                                                ANNUAL COMPENSATION                  ------------
                                   ----------------------------------------------     SECURITIES
                                                                     OTHER ANNUAL     UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION        YEAR     SALARY       BONUS       COMPENSATION      OPTIONS       COMPENSATION(1)
--------------------------------   ----    --------    ----------    ------------    ------------    ---------------
Sidney A. Miller................   1996    $ 53,846    $  350,000           --           25,000          $ 5,218
  Chairman of the Board            1995          --     3,000,000           --               --            4,672
                                   1994     624,000       150,000           --               --            2,669

Hugh Miller.....................   1996     408,554       350,000           --          100,000            5,218
  Chief Executive Officer          1995     419,200       275,000           --               --            4,675
                                   1994     520,000        50,000           --               --            2,752

Richard Blass...................   1996     108,173        50,000       $2,038           25,000            5,218
  Chief Financial Officer          1995      68,062         6,000           --               --            2,308
                                   1994      61,308         2,000        1,112               --            1,182


Christopher Donnelly............   1996     138,462        16,000        5,288           25,000            5,218
  Senior Vice President            1995      91,019         9,500          488               --            3,148
                                   1994      68,851         4,950          747               --            1,368

Randall F. Michaels.............   1996     120,739       143,054           --           25,000               --
  Senior Vice President            1995      32,298         7,155           --               --               --
                                   1994          --            --           --               --               --

------------------
(1) Consists of contributions by the Company to the executive officers' respective accounts pursuant to the Delta Funding Corporation Profit-Sharing Plan.

STOCK OPTION PLAN

     The Company adopted the Stock Option Plan in October 1996. The Stock Option Plan is administered by the Compensation Committee. All employees and directors of, and consultants to, the Company as may be determined from time to time by the Compensation Committee are eligible to receive options under the Stock Option Plan.

     A total of 2,200,000 shares of common stock were authorized for issuance under the Stock Option Plan. Not more than 1,000,000 shares of common stock may be the subject of options granted to any individual during the duration of the Stock Option Plan. As of March 31, 1997, the Company granted options to purchase an aggregate of 631,850 shares of its common stock to certain eligible participants under the Stock Option Plan.

     The exercise price of an incentive stock option and a non-qualified stock option is fixed by the Compensation Committee at the date of grant; however, the exercise price under an incentive stock option must be at least equal to the fair market value of the common stock at the date of grant, and 110% of the fair market value of the common stock at the date of grant for any incentive stock option granted to a member of the Miller family.

     Stock options are exercisable for a duration determined by the Compensation Committee, but in no event more than ten years after the date of grant. Options shall be exercisable at such rate and times as may be fixed by the Compensation Committee on the date of grant. The aggregate fair market value (determined at the time the option is granted) of the common stock with respect to which incentive stock options are exercisable for the first time by a participant during any calendar year (under all stock option plans of the Company) shall not exceed $100,000; to the extent this limitation is exceeded, such excess options shall be treated as non-qualified stock options for purposes of the Stock Option Plan and the Code (as defined).

     At the time a stock option is granted, the Compensation Committee may, in its sole discretion, designate whether the stock option is to be considered an incentive stock option or non-qualified stock option. Stock options with no such designation shall be deemed non-qualified stock options.

     Payment of the purchase price for shares acquired upon the exercise of options may be made by any one or more of the following methods: in cash, by check, by delivery to the Company of shares of common stock already owned by the option holder, or by such other method as the Compensation Committee may permit from time to time. However, a holder may not use previously owned shares of common stock to pay the purchase price under an option, unless the holder has beneficially owned such shares for at least six months.

     Stock options become immediately vested and exercisable in full upon the occurrence of such special circumstances as in the opinion of the Board of Directors merit special consideration.

     Stock options terminate at the end of the 30th business day following the holder's termination of employment or service. This period is extended to one year in the case of the disability or death of the holder and, in the case of death, the stock option is exercisable by the holder's estate. The post-termination exercise period for any individual may be extended by the Board of Directors, but not beyond the expiration of the original term of the option.

     The options granted under the Stock Option Plan contain anti-dilution provisions which will automatically adjust the number of shares subject to the option in the event of a stock dividend, split-up, conversion, exchange, reclassification or substitution. In the event of any other change in the corporate structure or outstanding shares of common stock, the Compensation Committee may make such equitable adjustments to the number of shares and the class of shares available under the Stock Option Plan or to any outstanding option as it shall deem appropriate to prevent dilution or enlargement of rights.

     The Company shall obtain such consideration for granting options under the Stock Option Plan as the Compensation Committee in its discretion may request.

     Each option may be subject to provisions to assure that any exercise or disposition of common stock will not violate federal and state securities laws.

     No option may be granted under the Stock Option Plan after the day preceding the tenth anniversary of the adoption of the Stock Option Plan.

     The Board of Directors or the Compensation Committee may at any time withdraw or amend the Stock Option Plan and may, with the consent of the affected holder of an outstanding option at any time withdraw or amend the terms and conditions of outstanding options. Any amendment which would increase the number of shares issuable pursuant to the Stock Option Plan or to any individual thereunder or change the class of individuals to whom options may be granted shall be subject to the approval of the stockholders of the Company.

401(K) SAVINGS PLAN

     In 1994, Delta Funding Corporation established a 401(k) Profit-Sharing Plan (the 'Plan'), which is intended to comply with Sections 401(a) and 401(k) of the Code, and the applicable provisions of the Employee Retirement Income Security

Act of 1974, as amended. Amounts contributed to the Plan are held under a trust intended to be exempt from income tax pursuant to Section 501(a) of the Code. All employees of Delta Funding

Corporation that have completed at least one year of service and who are at least 21 years old are eligible to participate in the Plan. Participating employees are entitled to make pre-tax contributions to their accounts, subject to certain maximum annual limits imposed by law, in 1996), and certain other limitations. Delta Funding Corporation may elect to make a discretionary contribution to the Plan each year. Employees are always fully vested in their own contributions, Delta Funding Corporation's contributions vest in participating employees over a six-year period. Distributions generally are payable in a lump-sum after retirement, disability or death and, in certain circumstances, upon termination of employment with Delta Funding Corporation for other reasons.

OPTION GRANTS

     The following table shows all grants of options in 1996 to the executive officers of the Company named in the Summary Compensation Table. The options were granted under the Stock Option Plan. Pursuant to the rules of the Securities and Exchange Commission (the 'Commission'), the table also shows the value of the options granted at the end of the option terms (seven years) if the stock price were to appreciate annually by 5% and 10%, respectively. There is no assurance that the stock price will appreciate at the rates shown in the table. The table also indicates that if the stock price does not appreciate, there will be no increase in the potential realizable value of the options granted.

                                               INDIVIDUAL GRANTS(1)
                             --------------------------------------------------------    POTENTIAL REALIZABLE VALUE AT
                               NO. OF      PERCENT OF                                       ASSUMED ANNUAL RATES OF
                             SECURITIES   TOTAL OPTIONS                                     STOCK PRICE APPRECIATION
                             UNDERLYING    GRANTED TO                                           FOR OPTION TERM
                              OPTIONS     EMPLOYEES IN    EXERCISE PRICE   EXPIRATION   --------------------------------
NAME                          GRANTED         1996            ($/SH)          DATE         0%         5%         10%
---------------------------  ----------   -------------   --------------   ----------   --------   --------   ----------

Sidney A. Miller...........     25,000         5.36%          $16.50        11-01-03       --      $167,929   $  391,346
Hugh Miller................    100,000        21.42            16.50        11-01-03       --       671,716    1,565,383
Richard Blass..............     25,000         5.36            16.50        11-01-03       --       167,929      391,346
Christopher Donnelly.......     25,000         5.36            16.50        11-01-03       --       167,929      391,346
Randall F. Michaels .......     25,000         5.36            16.50        11-01-03       --       167,929      391,346

------------------
(1) No stock appreciation rights were granted to executive officers in 1996.


AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

     There were no options exercised by any of the executive officers of the Company named in the Summary Compensation Table during 1996. No stock appreciation rights ('SARs') have ever been granted to executive officers.

                                                                    NUMBER OF SECURITIES               VALUE OF UNEXERCISED
                                                                   UNDERLYING UNEXERCISED            IN-THE-MONEY OPTIONS AT
                                     SHARES                     OPTIONS AT DECEMBER 31, 1996            DECEMBER 31, 1996
                                   ACQUIRED ON     VALUE      --------------------------------   --------------------------------
NAME                               EXERCISE(#)  REALIZED($)   EXERCISABLE(#)  UNEXERCISABLE(#)   EXERCISABLE($)  UNEXERCISABLE($)
---------------------------------- -----------  -----------   --------------  ----------------   --------------  ----------------

Sidney A. Miller..................      0           $ 0              0              25,000             $0           $   37,500
Hugh Miller.......................      0             0              0             100,000              0              150,000
Richard Blass.....................      0             0              0              25,000              0               37,500
Christopher Donnelly..............      0             0              0              25,000              0               37,500
Randall F. Michaels...............      0             0              0              25,000              0               37,500

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to the Company's initial public offering, the Company had not had a compensation committee or any other committee of the Board of Directors performing similar functions. Prior to the Company's initial public offering, decisions concerning executive compensation were made by the Board of Directors, including Sidney A. Miller and Hugh Miller, who were and continue to be executive officers of the Company and participated in deliberations of the Board of Directors regarding executive officer compensation. The Board of Directors of the Company established a Compensation Committee on November 1, 1996. See '--Committees of the Board of Directors.'

     None of the executive officers of the Company currently serves on the compensation committee of another entity or any other committee of the board of directors of another entity performing similar functions. For other related party transactions, see 'Certain Relationships and Related Party Transactions.'

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS


     In October 1996, the Company's subsidiary, Delta Funding Corporation, issued certain S corporation distribution notes in the amount of $23,400,000 to the Former Shareholders. Such notes were repaid in November 1996.


     A note due from Hugh Miller in the amount of $990,000 which had an interest rate of 7.5% per annum and a maturity date in 2001 was repaid in full in June 1996.

     A note due from Sidney A. Miller in the amount of $2,000,000 which had an interest rate of 7.8% per annum was repaid in full when it matured in December 1995.

     The Company previously sub-leased its Woodbury, New York office space from Commercial Capital Corp. of New York ('Commercial Capital'), a corporation which is wholly-owned by Rona V. Miller (Sidney A. Miller's wife). This lease was assigned to the Company on August 2, 1996. Prior to this assignment, the Company always paid rent to Commercial Capital in an amount equal to that which Commercial Capital paid the landlord.

     Long Island Closing Corporation, a company wholly-owned by Rona V. Miller, is hired by title abstract companies as closing agent to clear titles on substantially all of the Company's Brokered Loan closings held at the Company's headquarters. All fees for these services are paid by the borrowers, which amounted to $96,213 for 1995, $126,672 for 1996 and $29,660 for the three months ended March 31, 1997.

     Miller Planning Corporation, a company which is wholly-owned by Sidney A. Miller, acts as the Company's agent in procuring the Company's group health, disability and life insurance policies from independent insurance carriers and receives commissions from the insurance companies on the same; which, in 1995, totaled $29,240 and in 1996, totaled $25,455. This same affiliate previously offered life and disability credit insurance to the Company's borrowers for which this affiliate received commissions.

     The Company pays the annual premium on a $25,000,000 split-dollar life insurance policy for Sidney A. Miller. The beneficiaries on the policy are certain members of the Miller family; however, in the event of Sidney A. Miller's demise, the Company is first reimbursed out of the proceeds of the policy for the lesser of the cash value or all premiums it has paid during the term of the policy.

     Certain members of the Miller family guaranteed two of the Company's lines of credit with unaffiliated financial institutions in 1996. A $1,000,000 line was personally guaranteed by Sidney A. Miller and a $2,500,000 line was personally guaranteed, jointly and severally, by Sidney A. Miller and Hugh Miller. Currently, none of the Company's credit facilities are personally guaranteed. See 'Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources.'

TRANSACTIONS IN CONNECTION WITH TERMINATION OF S CORPORATION STATUS

     On October 31, 1996, the Company acquired all of the outstanding stock of Delta Funding Corporation in exchange for 10,653,000 shares of common stock of the Company. Prior to the Exchange, Delta Funding Corporation was treated for federal income tax purposes as an S corporation under Subchapter S of the Code, and as such, the historical earnings of Delta Funding Corporation through October 31, 1996 were taxed directly to the shareholders of Delta Funding Corporation. As a result of the Exchange, the Company and Delta Funding Corporation, which became a wholly-owned subsidiary of the Company, became subject to federal and state income taxes and the Company recorded a deferred tax liability on its balance sheet relating to the tax effect of temporary differences between book and tax accounting, principally relating to recognition of gain on sales of mortgage loans.

     On November 1, 1996, the Company completed its initial public offering of 4,600,000 shares of common stock at an offering price of $16.50 per share. The net proceeds of the offering to the Company, exclusive of underwriting discounts and commissions and other expenses, were $69,701,435. In November 1996, $32,607,000 of the proceeds raised in the offering was distributed to the Former Shareholders to make distributions of S corporation earnings. Remaining undistributed S corporation earnings of $18,071,687 were reclassified as additional paid-in capital.

     On October 31, 1996, the Company became a C corporation for federal and state income tax purposes and as such was subject to federal and state income tax on its taxable income for the months of November and December 1996. In connection with the change in tax status from an S corporation to a C corporation, the Company incurred a deferred income tax expense of $3,900,496 as of October 31, 1996. The liability for income taxes at December 31, 1996 reflected on the consolidated balance sheet includes a deferred tax liability of $5,010,676. This represents the tax effect of differences between the tax basis and financial statement carrying amounts of assets and liabilities.

     Prior to the Exchange, Delta Funding Corporation and the Former Shareholders entered into a tax agreement relating to their respective income tax liabilities. Because the Company became fully subject to corporate income taxation after the termination of the Company's S corporation status, the reallocation of income and deduction between the period during which the Company was treated as an S corporation and the period after which the Company became subject to corporate income taxation may increase the taxable income of one party while decreasing that of another party. Accordingly, the tax agreement is intended to assure that taxes are borne by the Company on the one hand and the Former Shareholders on the other, only to the extent that such parties received the related income. The tax agreement generally provides that, if an adjustment is made to the taxable income of the Company for a year in which it was treated as an S corporation, the Company will indemnify the Former Shareholders and the Former Shareholders will indemnify the Company against any increase in the indemnified party's income tax liability (including interest and penalties and related costs and expenses), with respect to any tax year to the extent such increase results in a related decrease in the income tax liability of the indemnifying party for that year. However, the tax agreement specifically provides that the Former Shareholders will not be responsible for any portion of any deferred tax liability recorded on the balance sheet of Delta Funding Corporation upon termination of the S corporation status. The Company will also indemnify the Former Shareholders for all taxes imposed upon them as the result of their receipt of an indemnification payment under the tax agreement. Any payment made by the Company to the Former Shareholders pursuant to the tax agreement may be considered by the Internal Revenue Service or state taxing authorities to be non-deductible by the Company for income tax purposes. Neither parties' obligations under the tax agreement are secured, and, as such, there can be no assurance that the Former Shareholders or the Company will have funds available to make any payments which may become due under the tax agreement. To date, no payments have been made under the tax agreement.

                             PRINCIPAL STOCKHOLDERS


     The following table provides information at June 5, 1997, with respect to
(i) any person known to the Company to be the beneficial owner of five percent or more of the common stock, (ii) all Directors (both continuing and nominees) of the Company, (iii) each of the five most highly compensated executive officers of the Company, and (iv) all directors and executive officers as a group. Unless otherwise indicated, the beneficial ownership disclosed consists of sole voting and investment power.



NAME OF BENEFICIAL OWNER(1)                                            NUMBER OF SHARES    PERCENT OF CLASS
--------------------------------------------------------------------   ----------------    ----------------
Hugh Miller(2)......................................................       5,502,319             35.8%
Sidney A. Miller....................................................       4,899,027             31.9%
Marc E. Miller(3)...................................................       4,004,645             26.1%
Lee Miller(4).......................................................       4,004,645             26.1%
Richard Blass.......................................................           1,517                *
Martin D. Payson....................................................          12,500(5)             *
Arnold B. Pollard...................................................           2,500(6)             *
Randall F. Michaels.................................................           2,064                *
Christopher Donnelly................................................             508                *
All Directors and executive officers as a group.....................      10,423,010             67.8%


------------------
 * Less than one percent

(1) Unless otherwise indicated, the address of each beneficial owner is c/o Delta Financial Corporation, 1000 Woodbury Road, Woodbury, New York 11797.


(2) Includes (i) 4,003,451 shares of common stock owned by two grantor retained annuity trusts, of which Mr. Hugh Miller is a trustee and has shared voting and investment power (Mr. Hugh Miller disclaims beneficial ownership of these shares of common stock); and (ii) 2,388 shares of common stock of which he has sole voting and investment power for the benefit of two family members under the Uniform Gifts for Minor's Act (Mr. Hugh Miller disclaims beneficial ownership of these shares of common stock).



(3) Includes 4,003,451 shares of common stock owned by two grantor retained annuity trusts, of which Mr. Marc E. Miller is a trustee and has shared voting and investment power (Mr. Marc E. Miller disclaims beneficial ownership of these shares of common stock).



(4) Includes 4,003,451 shares of common stock owned by two grantor retained annuity trusts, of which Mr. Lee Miller is a trustee and has shared voting and investment power (Mr. Lee Miller disclaims beneficial ownership of these shares of common stock).



(5) Includes 2,500 options to purchase shares of common stock held by Mr. Payson which are currently exercisable. Mr. Payson's address is 750 Lexington Avenue, New York, New York 10022.



(6) Includes 2,500 options to purchase shares of common stock held by Dr. Pollard which are currently exercisable. Dr. Pollard's address is c/o Chief Executive Group, 733 Third Avenue, New York, New York 10017.

                            DESCRIPTION OF THE NOTES

GENERAL


     The Notes will be issued pursuant to an Indenture dated as of the Issue Date (the 'Indenture'), among the Company, the Subsidiary Guarantors and The Bank of New York, as trustee (the 'Trustee'). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the 'Trust Indenture Act'). The Notes are subject to all such terms, and Holders of the Notes are referred to the Indenture and the Trust Indenture Act for a statement thereof. The following summary of certain provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the Indenture, including the definitions therein of certain terms used below. A copy of the form of Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus is a part. The definitions of certain terms used in the following summary are set forth below under 'Certain Definitions.' For purposes of this summary, the term 'Company' refers only to Delta Financial Corporation and not to any of its Subsidiaries.



     The Notes will be general unsecured obligations of the Company and will rank pari passu in right of payment with all current and future unsecured unsubordinated Indebtedness of the Company. However, the Notes will be effectively subordinated to secured Indebtedness of the Company and the Subsidiary Guarantors, and interests (including Indebtedness) of Securitization Trusts which rank senior in right of payment to the Company's right to receive excess cash flow of such trusts. The operations of the Company are conducted through its Subsidiaries and, therefore, the Company is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Notes. All of the Company's current and future Restricted Subsidiaries will guarantee the Company's payment obligations under the Notes on a senior unsecured basis. See 'Risk Factors--Fraudulent Conveyance Considerations.' As of the Issue Date, all of the Subsidiaries will be Restricted Subsidiaries. However, under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to many of the restrictive covenants set forth in the Indenture.

     As of March 31, 1997, after giving effect to this Offering and the application of the proceeds thereof, the Company and the Subsidiary Guarantors had approximately $3.3 million of secured Indebtedness outstanding under credit facilities and an additional $76.6 million was available for borrowing thereunder. The Indenture will permit substantial additional borrowings by the Company and the Subsidiary Guarantors under its credit facilities in the future, subject to certain restrictions. See 'Risk Factors--Leverage; Asset Encumbrances.'

PRINCIPAL, MATURITY AND INTEREST


     The Notes will be limited in aggregate principal amount to $150.0 million
and will mature on July   , 2004. Interest on the Notes will accrue at the rate
of      % per annum and will be payable semi-annually in arrears on
and             , commencing on             , 1997, to Holders of record on the
immediately preceding             and             . Interest on the Notes will
accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the date of original issuance. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal, premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders of the Notes; provided that all payments of principal, premium, if any, and interest with respect to the Notes the Holders of which have given valid, timely and complete wire transfer instructions to the Company and the Trustee will be required to be made by wire transfer of immediately available funds to the accounts specified by the Holders thereof in such instructions. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Notes will be issued in denominations of $1,000 and integral multiples thereof.

SUBSIDIARY GUARANTEES



     The Company's payment obligations under the Notes will be jointly and severally guaranteed on a senior unsecured basis by the Subsidiary Guarantors. The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law. See, however, 'Risk Factors--Fraudulent Conveyance Considerations.' The Company is a holding company and substantially all of its assets and liabilities are held, and its operations are conducted, by such Restricted Subsidiaries. Consequently, separate financial statements of the Subsidiary Guarantors are not presented because management has determined that they would not be material to investors.


     The Indenture will provide that no Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another Person whether or not affiliated with such Subsidiary Guarantor unless (i) subject to the provisions of the following paragraph, the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee, under the Notes and the Indenture and (ii) immediately after giving effect to such transaction, no Default or Event of Default exists.


     The Indenture will provide that, subject to the covenant described below under 'Certain Covenants--Merger, Consolidation or Sale of Assets,' in the event of a sale or other disposition of all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Subsidiary Guarantor, then such Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock of such Subsidiary Guarantor) or the Person acquiring the property (in the event of a sale or other disposition of all of the assets of such Subsidiary Guarantor) will be released and relieved of its obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with the applicable provisions of the Indenture. In addition, the Indenture will provide that, in the event the Company designates a Restricted Subsidiary to be an Unrestricted Subsidiary in accordance with the Indenture, then such Restricted Subsidiary shall be released from its obligations under its Subsidiary Guarantee. See 'Repurchase at the Option of Holders--Asset Sales.'


OPTIONAL REDEMPTION



     The Notes will not be redeemable at the option of the Company prior to July , 2001. Thereafter, the Notes will be redeemable at the Company's option, in whole or in part, at any time or from time to time, upon not less than 30 nor more than 60 days' prior notice to each Holder, at the following redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest thereon to the applicable redemption date, if redeemed during the
twelve-month period commencing on             of the years set forth below:


YEAR                                                             PERCENTAGE
--------------------------------------------------------------   ----------
2001..........................................................          %
2002..........................................................          %
2003 and thereafter...........................................          %

MANDATORY REDEMPTION

     The Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

REPURCHASE AT THE OPTION OF HOLDERS

  Change of Control

     The Indenture will provide that, upon the occurrence of a Change of Control, each Holder of the Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such Holder's Notes pursuant to the offer described below (the 'Change of Control Offer') at an offer price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest thereon, if any, to the date of purchase (the 'Change of Control Payment'). Within ten days following any Change of Control, the Company will mail a notice to each Holder describing the transaction or transactions that constitute the Change of Control and offering to repurchase the Notes on the date specified in such notice, which date shall be no earlier than the earliest date permitted under Rule 14e-1 under the Exchange Act ('Rule 14e-1') and no later than 60 days from the date such notice is mailed (the 'Change of Control Payment Date'), pursuant to the procedures required by the Indenture and described in such notice. The Company will comply with the requirements of Rule 14e-1 and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Notes as a result of a Change of Control. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

     Pursuant to the Indenture, on the Change of Control Payment Date, the Company will, to the extent lawful, (1) accept for payment all the Notes or portions thereof properly tendered pursuant to the Change of Control Offer, (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all the Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Notes so accepted together with an Officers' Certificate stating the aggregate principal amount of the Notes or portions thereof being purchased by the Company. The Paying Agent is required to promptly mail to each Holder of the Notes so tendered the Change of Control Payment for such Notes, and the Trustee is required to promptly authenticate and mail (or cause to be transferred by book entry) to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

     The Change of Control provisions described above will be applicable whether or not the covenant described below under '--Certain Covenants--Merger, Consolidation or Sale of Assets' is applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the Holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

     The Company's Warehouse Facilities contain, and future Indebtedness of the Company may contain, prohibitions of certain events that could constitute a Change of Control. In addition, the financial effect on the Company of the exercise by the Holders of the Notes of their right to require the Company to repurchase the Notes could cause a default under outstanding Indebtedness, even if the Change of Control itself does not. In addition, the Company's ability to pay cash to the Holders of the Notes upon a repurchase may be limited by the Company's then existing financial resources.

     The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer and purchases all the Notes validly tendered and not withdrawn under such Change of Control Offer.

     The definition of Change of Control includes a phrase relating to the sale, lease, transfer, conveyance or other disposition of 'all or substantially all' of the assets of the Company and its Restricted Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase 'substantially all,' there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a Holder of the Notes to require the Company to repurchase such Notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Restricted Subsidiaries, taken as a whole, to another Person or group may be uncertain.

  Asset Sales


     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless (i) the Company (or the Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (evidenced by an Officers' Certificate delivered to the Trustee and, with respect to any Asset Sale involving consideration in excess of $5.0 million, a resolution of the Company's Board of Directors) of the assets or Equity Interests issued or sold or otherwise disposed of and (ii) at least 85% (or, in the case of the sale or other disposition of any Residual Receivables (or interest therein), 50%) of the consideration therefor received by the Company or such Restricted Subsidiary is in the form of Cash Equivalents; provided that the amount of (x) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee thereof) that are expressly assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Company or such Restricted Subsidiary from further liability and (y) any currencies, securities, notes or other obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into Cash Equivalents within 30 days after receipt (to the extent of the cash received), shall be deemed to be Cash Equivalents for purposes of this provision.


     The Indenture will permit the Company or the Restricted Subsidiary, as the case may be, within 180 days after the receipt of any Net Proceeds from an Asset Sale subject to this covenant, to apply an amount equal to 100% of such Net Proceeds to (i) an Investment (other than in Receivables that, at the time of purchase, are not Eligible Receivables), or (ii) the purchase of Receivables that are, at the time of purchase, Eligible Receivables, or (iii) the making of any capital expenditure, or (iv) the acquisition of any other tangible assets, in each case, in or with respect to a Permitted Business. Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary may temporarily reduce outstanding Indebtedness or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture. Any Net Proceeds from Asset Sales not applied or invested as provided in the preceding sentence of this paragraph will be deemed to constitute 'Excess Proceeds.' When the aggregate amount of Excess Proceeds exceeds $10.0 million, the Indenture will require the Company to make an offer to all Holders of the Notes (an 'Asset Sale Offer') to purchase the maximum principal amount of the Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof plus accrued and unpaid interest thereon to the date of purchase, in accordance with the procedures set forth in the Indenture.

     Notwithstanding the foregoing, the Indenture will further provide that the

Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly sell or otherwise convey or dispose of any Residual Receivables or interest therein for consideration of which less than 85% is in the form of Cash Equivalents, unless: (i) from and after the Issue Date, upon the creation of any Senior Residual Receivables by the Company or any Restricted Subsidiary, the Company shall designate, by an Officers' Certificate delivered to the Trustee, Senior Residual Receivables with an aggregate book value equal to 25% of the book value of the Senior Residual Receivables so created as Retained Residual Receivables ('Retained Residual Receivables') and no such designation shall have been revoked except as provided below; (ii) none of the Residual Receivables sold, conveyed or otherwise disposed of constitute Retained Residual Receivables unless after giving effect to such sale, conveyance or other disposition the aggregate amount of Senior Residual Receivables of the Company and its Restricted Subsidiaries which are unencumbered by any Lien (of which no more than 25% of the aggregate book value thereof shall constitute Retained Residual Receivables) would be greater than or equal to 250% of all Senior Indebtedness of the Company and its Restricted Subsidiaries; and (iii) after giving effect to any such sale, conveyance or other disposition of Residual Receivables the aggregate amount of Senior Residual Receivables of the Company and its Restricted Subsidiaries which are unencumbered by any Lien (of which not more than 25% of the aggregate book value thereof shall constitute Retained Residual Receivables) would be greater than or equal to 150% of all Senior Indebtedness of the Company and its Restricted Subsidiaries. The Indenture will provide that from time to time the Company may revoke the designation of any Senior Residual Receivable as a Retained Residual Receivable if the Company simultaneously designates as Retained Residual Receivables (in addition to any other such designation otherwise required by the Indenture) Senior Residual Receivables (not subject to any Lien) with an aggregate book value equal to or greater than that of the Senior Residual Receivables as to which such designation has been revoked. Any determination of the amount of Residual Receivables shall be based on the consolidated balance sheet of the Company and its Restricted Subsidiaries for the most recently ended fiscal quarter for which financial statements are available, after giving pro forma effect to the Asset Sale for which such determination is being made and to any other sale of or Lien on or reduction of Residual Receivables since the date of such balance sheet.

     To the extent that the aggregate amount of the Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company or the Restricted Subsidiary, as the case may be, may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of the Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee is required to select the Notes to be purchased on a pro rata basis. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

     Under the Indenture, the Asset Sale Offer is required to remain open for the minimum period of time required by Rule 14e-1 and no longer (the 'Asset Sale Offer Period'). Under the Indenture, no later than five Business Days after termination of the Asset Sale Offer Period (the 'Asset Sale Purchase Date'), the

Company is required to purchase the principal amount of the Notes required to be purchased pursuant to this covenant (the 'Asset Sale Offer Amount') or, if less than the Asset Sale Offer Amount has been tendered, all the Notes tendered in response to the Asset Sale Offer.

     If the Asset Sale Purchase Date is on or after an interest payment record date and on or before the related interest payment date, any accrued and unpaid interest will be paid to the Person in whose name a Note is registered at the close of business on such record date, and no additional interest will be payable to Holders who tender the Notes pursuant to the Asset Sale Offer.


     Under the Indenture, on or before the Asset Sale Purchase Date, the Company is required, to the extent lawful, to accept for payment, on a pro rata basis, to the extent necessary, the Asset Sale Offer Amount of the Notes or portions thereof tendered pursuant to the Asset Sale Offer, or if less than the Asset Sale Offer Amount has been tendered, all such Notes tendered, and to deliver to the Trustee an Officers' Certificate stating that such Notes or portions thereof were accepted for payment by the Company in accordance with the terms of this covenant. The Company, the depositary or the Paying Agent, as the case may be, is required, not later than five days after the Asset Sale Purchase Date, to mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes tendered by such Holder and accepted by the Company for purchase, and the Company is required to issue a new Note, and the Trustee, upon delivery of an Officers' Certificate from the Company, is required to authenticate and mail or deliver such new Note to such Holder, in a principal amount equal to any unpurchased portion of any Note surrendered. Any Note not so accepted is required to be promptly mailed or delivered by the Company to the Holder thereof. The Company will publicly announce the results of the Asset Sale Offer on the Asset Sale Purchase Date.


     The Company will comply, to the extent applicable, with the requirements of Rule 14e-1 and any other securities laws or regulations in connection with the repurchase of any Notes pursuant to the covenant described hereunder. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the covenant described hereunder, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the covenant described hereunder by virtue thereof.

CERTAIN COVENANTS

  Restricted Payments


     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any other payment or distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests (including, without limitation, any payment in connection with any merger or consolidation involving the Company) other than dividends or other payments or distributions payable in Equity Interests (other than Disqualified Stock) of the Company or dividends or other payments or distributions payable to the Company or any

Wholly-Owned Restricted Subsidiary of the Company; (ii) purchase, redeem or otherwise acquire or retire for value (including, without limitation, any payment in connection with any merger or consolidation involving the Company) any Equity Interests of the Company (other than any such Equity Interests owned by any Wholly-Owned Restricted Subsidiary of the Company) or any direct or indirect parent of the Company; (iii) make any principal payment on or with respect to, purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness that is subordinated to the Notes or any Subsidiary Guarantee (other than intercompany Indebtedness payable to the Company or a Restricted Subsidiary


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by any Restricted Subsidiary), except at its stated maturity; or (iv) make any
Restricted Investment (all such payments and other actions set forth in clauses
(i) through (iv) above being collectively referred to as 'Restricted Payments'), unless, at the time of and after giving effect to such Restricted Payment:


          (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;


          (b) the Company would, at the time of such Restricted Payment and after giving pro forma effect thereto, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the test set forth in the first paragraph of the covenant described below under '--Incurrence of Indebtedness and Issuance of Preferred Stock'; and

          (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (excluding Restricted Payments permitted by clauses (ii) and (iii) of the next succeeding paragraph), is less than the sum of (i) 25% of the aggregate cumulative Consolidated Net Income of the Company for the period (taken as one accounting period) from and after the last day of the first fiscal quarter ending immediately following the Issue Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit); plus (ii) 100% of the aggregate net cash proceeds received by the Company from the issue or sale since the Issue Date of Equity Interests of the Company (other than Disqualified Stock) or of Disqualified Stock or Indebtedness represented by securities of the Company that have been converted into such Equity Interests (other than Equity Interests (or Disqualified Stock or convertible debt securities) sold to a Subsidiary of the Company and other than Disqualified Stock or other Indebtedness represented by securities that have been converted into Disqualified Stock); plus (iii) to the extent that any Restricted Investment that was made after the Issue Date is sold for cash or otherwise liquidated or repaid for cash, the lesser of (A) the cash return of capital with respect to such Restricted Investment (less the cost of disposition, if any) and (B) the initial amount of such Restricted Investment.

     The foregoing provisions will not prohibit the following Restricted
Payments: (i) the payment of any dividend within 60 days after the date of declaration thereof, if at said date of declaration such payment would have complied with the provisions of the Indenture; (ii) the purchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company in exchange for, or out of the proceeds of, the substantially concurrent sale (other than to a Subsidiary of the Company) of other Equity Interests of the Company (other than any Disqualified Stock); provided, that the amount of any such net cash proceeds that are utilized for such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph; (iii) the payment of principal on, or purchase, redemption, defeasance or other acquisition or retirement for value of Indebtedness with the net cash proceeds from an incurrence of, Permitted Refinancing Indebtedness or the substantially concurrent sale (other than to a Subsidiary of the Company) of Equity Interests of the Company (other than Disqualified Stock); provided, that the amount of any such net cash proceeds from any such sale of Equity Interests that are utilized for such redemption, repurchase, retirement or other acquisition shall be excluded from clause (c)(ii) of the preceding paragraph;
(iv) payments in an amount not to exceed $500,000 in the aggregate during any fiscal year of the Company (plus any such amount not utilized in the preceding fiscal year) in connection with the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of the Company held by an employee or director of the Company or any of its Subsidiaries, related to compensation or severance arrangements; (v) advances to a Securitization Trust required to be made by the Company or any Restricted Subsidiary (in its capacity or the holder of the residual interest in such trust) if such advances rank senior in right of payment to all other interests in, and Indebtedness of, such trust; and (vi) the making and consummation of any offer to repurchase any Indebtedness upon the occurrence of a change of control under and as defined in the documents governing such Indebtedness; provided, that in connection with Indebtedness incurred after the Issue Date, the definition of 'change of control' is the same in all material respects as the definition of 'Change of Control' set forth in the Indenture and payments pursuant thereto are not required to be made prior to the date on which the Change of Control Payment is required to be made under the Indenture and, with respect to any Indebtedness subordinated in right of payment to the Notes, no sooner than 30 days after the date such Change of Control Offer is required to be made.

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     The Board of Directors may designate any Restricted Subsidiary to be an
Unrestricted Subsidiary if such designation would not cause a Default. For purposes of making such determination, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid in cash) in the Subsidiary so designated will be deemed to be Restricted Payments at the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this covenant. All such outstanding Investments will be deemed to constitute Investments in an amount equal to the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

     The amount of all Restricted Payments other than cash shall be the fair market value (evidenced by an Officers' Certificate on the date of the Restricted Payment) of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any non-cash Restricted Payment in excess of $1.0 million shall be determined by the Board of Directors whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $10.0 million. Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by the covenant 'Restricted Payments' were computed.

  Incurrence of Indebtedness and Issuance of Preferred Stock

     The Indenture will provide that the Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guaranty or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, 'incur') any Indebtedness (including Acquired Debt) or issue Disqualified Stock, and that the Company will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock except for preferred stock issued to and held by the Company or any Wholly-Owned Restricted Subsidiary of the Company, provided that any subsequent issuance or transfer of Capital Stock that results in such Wholly-Owned Restricted Subsidiary ceasing to be a Wholly-Owned Restricted Subsidiary of the Company or any subsequent transfer of such preferred stock (other than to the Company or any of its Wholly-Owned Restricted Subsidiaries) will be deemed, in each case, to constitute the issuance of such preferred stock by the issuer thereof; provided, however, that the Company or any Subsidiary Guarantor may incur Indebtedness (including Acquired Debt) or issue Disqualified Stock and any Subsidiary Guarantor may issue preferred stock if, on the date of such incurrence or issuance and after giving effect thereto, the Consolidated Leverage Ratio does not exceed 2.0 to 1.0.

     The foregoing provisions will not apply to:

          (1) the incurrence by the Company or any Restricted Subsidiary of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property used in the business of the Company or such Restricted Subsidiary, in an aggregate principal amount not to exceed $15.0 million in the aggregate since the Issue Date;

          (2) the existence of Warehouse Facilities, regardless of amount, and the incurrence of Permitted Warehouse Debt by the Company or any of its Restricted Subsidiaries; provided, however, that to the extent any such Indebtedness of the Company or a Restricted Subsidiary of the Company

     ceases to constitute Permitted Warehouse Debt, to such extent such Indebtedness shall be deemed to be incurred by the Company or such Restricted Subsidiary of the Company, as the case may be, at such time;

          (3) the incurrence by the Company or any of its Restricted Subsidiaries of intercompany Indebtedness owing to the Company or any of its Restricted Subsidiaries; provided, however, that (i)(A) any subsequent issuance or transfer of any Capital Stock which results in any such Indebtedness being held by a Person other than a Restricted Subsidiary of the Company and (B) any sale or transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary of the Company, shall be deemed, in each case, to constitute the incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the

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

     case may be, and (ii) any Indebtedness of the Company to any Restricted Subsidiary is permitted by the covenant described above under '--Restricted Payments;'


          (4) the incurrence by the Company of Indebtedness represented by the Notes and the incurrence by the Subsidiary Guarantors of Subsidiary Guarantees;


          (5) Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date;

          (6) the incurrence by the Company or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness with respect to Indebtedness that was permitted by the Indenture to be incurred or that was outstanding at the Issue Date;

          (7) the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations directly related to (i) Indebtedness of the Company or a Restricted Subsidiary of the Company that was permitted by the Indenture to be incurred, (ii) Receivables held by the Company or a Restricted Subsidiary pending sale in a Securitization, (iii) Receivables of the Company or a Restricted Subsidiary that have been sold pursuant to a Warehouse Facility; or (iv) Receivables that the Company or a Restricted Subsidiary reasonably expects to purchase or commit to purchase, finance or accept as collateral; provided, however, that, in the case of each of the foregoing clauses (i) through (iv), such Hedging Obligations are eligible to receive hedge accounting treatment in accordance with GAAP as applied by the Company and its Restricted Subsidiaries on the Issue Date;

          (8) the incurrence of Acquired Debt by the Company or any Subsidiary Guarantor in a principal amount not to exceed $15.0 million in the aggregate since the Issue Date (reduced by the amount of Acquired Debt repaid with Net Proceeds of Asset Sales of the Restricted Subsidiary acquired subject to such Acquired Debt) that is without recourse to the

     Company or any of its Restricted Subsidiaries or any of their respective assets (other than the Subsidiary Guarantor acquired subject to such Acquired Debt), and is not guaranteed by any such Person;

          (9) the Guarantee by the Company or any of the Subsidiary Guarantors of the Indebtedness of the Company or another Subsidiary Guarantor that was permitted to be incurred by another provision of this covenant;

          (10) the incurrence by the Company and the Subsidiary Guarantors of Indebtedness in an aggregate principal amount at any time outstanding not to exceed $10.0 million; and

          (11) (A) the incurrence by an Unrestricted Subsidiary of the Company of Non-Recourse Debt (including, without limitation, Non-Recourse Debt that would constitute Permitted Warehouse Debt if incurred by a Restricted Subsidiary of the Company); provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of the Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary and (B) the issuance by an Unrestricted Subsidiary of the Company of preferred stock.


     The Indenture will also provide that the Company will not, and will not permit any Subsidiary Guarantor to, incur any Indebtedness that is contractually subordinated to any Indebtedness of the Company or any such Subsidiary Guarantor unless such Indebtedness is also contractually subordinated to the Notes, or the Subsidiary Guarantee of such Subsidiary Guarantor (as applicable), on substantially identical terms; provided, however, that no Indebtedness shall be deemed to be contractually subordinated to any other Indebtedness solely by virtue of being unsecured or of limited recourse.


     For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of Indebtedness described in clauses (1) through (11) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof.

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

  Liens

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien on any asset now owned or hereafter acquired, or any income or profits therefrom or assign or convey any right to receive income therefrom, except Permitted Liens.

  Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries


     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to (i)(A) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (B) pay any indebtedness owed to the Company or any of its Restricted Subsidiaries, (ii) make loans or advances to the Company or any of its Restricted Subsidiaries or (iii) transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except for such encumbrances or restrictions existing under or by reason of (a) agreements relating to Indebtedness as in effect as of the Issue Date, and any amendments, modifications, restatements, renewals, increases, supplements, refundings, additions (including additional Warehouse Facilities), replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, additions, replacements or refinancings are no more restrictive with respect to such dividend and other payment restrictions than those contained in the agreements relating to Indebtedness as in effect on the Issue Date, (b) applicable law, (c) any instrument governing Acquired Debt or Capital Stock of a Person acquired by the Company or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Acquired Debt was incurred or such Capital Stock was issued or its terms amended in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the property or assets of any Person, other than the Person or the property or assets of the Person, so acquired, provided that such Person is not taken into account in determining on a pro forma basis whether such acquisition subject to such Acquired Debt was permitted by the terms of the Indenture, (d) customary non-assignment provisions in leases entered into in the ordinary course of business and consistent with past practices, (e) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature described in clause
(iii) above on the property so acquired, and (f) Permitted Refinancing Indebtedness; provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive than those contained in the agreements governing the Indebtedness being refinanced.

  Merger, Consolidation or Sale of Assets

     The Indenture will provide that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, another Person unless (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the Person formed by or surviving any such consolidation or merger (if other than the Company) or the Person to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made assumes all the obligations of the Company under the Notes and the Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; and (iv) the Company or the Person formed by or surviving any such consolidation or merger (if other than the Company), or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made (A) will have Consolidated Net Worth immediately after the transaction equal to or greater than the Consolidated Net Worth of the Company immediately preceding the transaction and
(B) will, at the time of such transaction and after giving pro forma effect thereto, be permitted to incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the covenant described above under '--Incurrence of Indebtedness and Issuance of Preferred Stock.'

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

  Transactions with Affiliates

     The Indenture will provide that the Company will not, and will not permit any of its Restricted Subsidiaries to, sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing actions, considered separately, an 'Affiliate Transaction'), unless (i) such Affiliate Transaction is on terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (ii) the Company delivers to the Trustee (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $1.0 million, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (i) above and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors and (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, an opinion as to the fairness to the Company or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing; provided that Affiliate Transactions shall not include (A) any employment agreement, stock option, employee benefit, indemnification, compensation (including the payment of reasonable fees to Directors of the Company or its Restricted Subsidiaries who are not employees of the Company or its Restricted Subsidiaries), business expense reimbursement or other employment-related agreement, arrangement or plan entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business of the Company or such Restricted Subsidiary, (B) transactions between or among the Company and/or its Restricted Subsidiaries not otherwise prohibited by the Indenture, (C) loans or advances to employees in the ordinary course of business of the Company or its Restricted Subsidiaries, but in any event not to exceed $500,000 in aggregate principal amount outstanding at any one time, and (D) Restricted Payments other than Restricted Investments that are permitted by the provisions of the Indenture described above under the caption '--Restricted Payments'.

  Business Activities


     The Company will not, and will not permit any Restricted Subsidiary to, engage in any business other than Permitted Businesses.

  Payments for Consent

     The Indenture will provide that neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any Holder of any of the Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid or is paid to all Holders of Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Reports

     The Indenture will provide that, whether or not required by the rules and regulations of the Commission, so long as any of the Notes are outstanding, the Company will furnish to the Holders of the Notes (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including a 'Management's Discussion and Analysis of Financial Condition and Results of Operations' that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the notes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separately from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company) and, with respect to the annual information only, a report thereon by the Company's certified independent accountants and (ii) all current reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports. In addition, whether or not

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

required by the rules and regulations of the Commission, the Company will file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

EVENTS OF DEFAULT AND REMEDIES


     The Indenture will provide that each of the following constitutes an Event of Default: (i) default for 30 days in the payment when due of interest on the Notes; (ii) default in payment when due of the principal of or premium, if any, on the Notes; (iii) failure by the Company to comply with the provisions described above under 'Change of Control,' 'Asset Sales,' 'Restricted Payments,' 'Incurrence of Indebtedness and Issuance of Preferred Stock,' 'Merger,

Consolidation or Sale of Assets' or 'Liens'; (iv) failure by the Company for 30 days after notice to comply with any of its other agreements in the Indenture or the Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, which default (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a 'Payment Default') or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $5.0 million or more; (vi) failure by the Company or any of its Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, discharged or stayed for a period of 60 days; (vii) certain events of bankruptcy or insolvency with respect to the Company or any of its Subsidiaries; and (viii) except as permitted by the Indenture, any Subsidiary Guarantee shall be held in any judicial proceeding to be invalid or unenforceable or shall cease for any reason to be in full force and effect or any Subsidiary Guarantor or any Person acting on behalf of any Subsidiary Guarantor shall deny or disaffirm its obligations under its Subsidiary Guarantee.


     If any Event of Default occurs and is continuing, the Trustee or the Holders of at least 25% in principal amount of the then outstanding Notes may declare all the Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Subsidiary, all outstanding Notes will become due and payable without further action or notice. Holders of the Notes may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.


     In the case of any Event of Default occurring by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding payment of the premium that the Company would have had to pay if the Company then had elected to redeem the Notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the Notes. If an Event of Default occurs prior to July
  , 2001 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Company with the intention of avoiding the prohibition on
redemption of the Notes prior to July   , 2001, then the premium specified in
the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the Notes.



     The Holders of a majority in aggregate principal amount of the Notes then outstanding by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of premium, if any, or interest on, or the principal of, the Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, upon becoming aware of any Default or Event of Default, to deliver to

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

the Trustee a statement specifying such Default or Event of Default. The 'Events of Default and Remedies' provisions described above shall apply to the Notes in lieu of those described in the accompanying Prospectus.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS


     No director, officer, employee, incorporator or stockholder of the Company or a Subsidiary Guarantor, as such, shall have any liability for any obligations of the Company or the Subsidiary Guarantors under the Notes, the Indenture, the Subsidiary Guarantees or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder of the Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.


LEGAL DEFEASANCE AND COVENANT DEFEASANCE

     The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ('Legal Defeasance') except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due from the trust referred to below, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of the Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ('Covenant Defeasance') and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under 'Events of Default' will no longer constitute an Event of Default with respect to the Notes.


     In order to exercise either Legal Defeasance or Covenant Defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date; (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred; (iii) in the case of the Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit; (v) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound; (vi) the Company must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy,

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insolvency, reorganization or similar laws affecting creditors' rights generally; (vii) the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders of the Notes over the other creditors of the Company or the Subsidiary Guarantors with the intent of defeating, hindering, delaying or defrauding creditors of the Company, the Subsidiary Guarantors or others; and
(viii) the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that it has complied with all conditions precedent provided for relating to the Legal Defeasance or the Covenant Defeasance.



TRANSFER AND EXCHANGE

     A Holder may transfer or exchange the Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of the Notes to be redeemed.

     The registered Holder of a Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next two succeeding paragraphs, the Indenture or the Notes may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, the Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a tender offer or exchange offer for the Notes).


     Without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of the Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Note or alter the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under 'Repurchase at the Option of Holders'), (iii) reduce the rate of or change the time for payment of interest on any Note, (iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Note payable in money other than that stated in the Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders of the Notes to receive payments of principal of or premium, if any, or interest on the Notes, (vii) waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under '--Repurchase at the Option of Holders'), (viii) make any change in the foregoing amendment and waiver provisions or (ix) release any Subsidiary Guarantor from its obligations under the Indenture or its Subsidiary Guarantee of the Notes (other than in accordance with the Indenture).


     Notwithstanding the foregoing, without the consent of any Holder of the Notes, the Company and the Trustee may amend or supplement the Indenture or the Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of
Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to provide for the assumption of the Company's obligations to Holders of the Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the Holders of the Notes or that does not adversely affect the legal rights under the Indenture of any such Holder, or to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act.

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CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided.

     'Acquired Debt' means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

     'Affiliate' of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, 'control' (including, with correlative meanings, the terms 'controlling,' 'controlled by' and 'under common control with'), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; provided, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

     'Asset Sale' means (i) the sale, lease, conveyance or other disposition of any assets (including, without limitation, by way of a sale and leaseback and the sale or other disposition of any Residual Receivables) other than sales of Receivables in connection with Securitizations or Warehouse Facilities and sales of foreclosed assets, in each case in the ordinary course of business (provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption 'Change of Control' and/or the provisions described above under 'Merger, Consolidation or Sale of Assets' and not by the provisions of the Asset Sale covenant), and (ii) the issuance by the Company or any of its Restricted Subsidiaries of Equity Interests, or the sale by the Company or any Restricted Subsidiary of any Equity Interests, in each case, of their Subsidiaries (other than directors qualifying shares), in the case of either clause (i) or (ii), whether in a single transaction or a series of related transactions (a) that have a fair market value in excess of $1.0 million or (b) for net proceeds in excess of $1.0 million. Notwithstanding the foregoing, the following will not be deemed to be Asset Sales: (i) an issuance of Equity Interests by a Wholly-Owned Restricted Subsidiary to the Company or to another Wholly-Owned Restricted Subsidiary; (ii) a Restricted Payment that is permitted by the covenant described above under 'Restricted Payments'; and (iii) a disposition by a Restricted Subsidiary to the Company or a Wholly-Owned Restricted Subsidiary or by the Company to a Wholly-Owned Restricted Subsidiary of the Company.

     'Capital Lease Obligation' means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

     'Capital Stock' means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership (whether general or limited) or membership interests and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

     'Cash Equivalents' means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof having maturities of not more than one year from the date of acquisition, (iii) certificates of deposit and Eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Keefe Bank Watch Rating of 'B' or better, (iv) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (ii) and (iii) above entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper having one of the two highest ratings obtainable from Moody's or Standard & Poor's and

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in each case maturing within nine months after the date of acquisition, and (vi)
money market funds, the portfolios of which are limited to investments described in clauses (i) through (v) above.

     'Change of Control' means the occurrence of any of the following: (i) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation and excluding sales, leases, transfers, conveyances or other dispositions pursuant to Securitizations, Warehouse Facilities or Residual Receivables financing arrangements otherwise permitted by the Indenture entered into in the ordinary course of business), in one or a series of related transactions, of all or substantially all of the assets of the Company and its Restricted Subsidiaries taken as a whole to any 'person' (as such term is used in Section 13(d)(3) of the Exchange Act) other than a Permitted Holder, (ii) the adoption of a plan relating to the liquidation or dissolution of the Company,
(iii) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any 'person' (as defined above) other than a Permitted Holder becomes the 'beneficial owner' (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly, of more than 50% of the Voting Stock of the Company (measured by general voting power rather than number of shares), (iv) the first day on which a majority of the members of the Board of Directors of the Company are not Continuing Directors or (v) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of the Company is converted into or exchanged for cash, securities or other property, other than any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance). For purposes of this definition, any transfer of an equity interest of an entity that was formed for the purpose of acquiring Voting Stock of the Company will be deemed to be a transfer of such portion of such Voting Stock as corresponds to the portion of the equity of such entity that has been so transferred.

     'Code' means the Internal Revenue Code of 1986, as amended.

     'Consolidated Leverage Ratio' as of any date of determination means the ratio of (i) the aggregate amount of all consolidated Indebtedness of the Company and its Restricted Subsidiaries excluding (A) Permitted Warehouse Debt, and (B) Hedging Obligations permitted to be incurred pursuant to clause (7) of the covenant described under '--Incurrence of Indebtedness and Issuance of Preferred Stock' to (ii) the Consolidated Net Worth of the Company.

     'Consolidated Net Income' means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries (for such period, on a consolidated basis, determined in accordance with GAAP); provided, that (i) the Net Income (but not loss) of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the referent Person or a Wholly-Owned Restricted Subsidiary thereof, (ii) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, (iii) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded, and (iv) the cumulative effect of a change in accounting principles shall be excluded.

     'Consolidated Net Worth' means, with respect to any Person as of any date, the sum of (i) the consolidated equity of the common stockholders of such Person and its consolidated Restricted Subsidiaries as of such date plus (ii) the respective amounts reported on such Person's balance sheet as of such date with respect to any series of preferred stock (other than Disqualified Stock) that by its terms is not entitled to the payment of dividends unless such dividends may be declared and paid only out of net earnings in respect of the year of such declaration and payment, but only to the extent of any cash received by such Person upon issuance of such preferred stock, less (x) all write-ups (other than write-ups resulting from foreign currency translations and write-ups of tangible assets of a going concern made within 12 months after the acquisition of such business) subsequent to the date of the Indenture in the book value of any asset owned by such Person or a consolidated Restricted Subsidiary of

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such Person, (y) all Investments as of such date in unconsolidated Restricted
Subsidiaries and in Persons that are not Restricted Subsidiaries and (z) all unamortized debt discount and expense and unamortized deferred charges as of such date, all of the foregoing determined in accordance with GAAP.

     'Continuing Director' means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the Issue Date or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Directors constituting Continuing Directors who were members of such Board at the time of such nomination or election.

     'Credit Enhancement Agreements' means, collectively, any documents, instruments or agreements entered into by the Company or, any of its Restricted Subsidiaries with any Person exclusively for the purpose of providing credit support for asset-backed securities issued in connection with Securitizations.

     'Default' means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

     'Disqualified Stock' means any Capital Stock that either (A) by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, (i) matures or is mandatorily redeemable, in whole or in part, pursuant to a sinking fund obligation or otherwise or, (ii) is convertible into or exchangeable for Indebtedness or Disqualified Stock, in whole or in part, or (iii) is redeemable, in whole or in part, at the option of the Holder thereof at any time, in any such case, on or prior to the date that is 91 days after the date on which the Notes mature, or
(B) is designated by the Company (in a resolution of the Board of Directors delivered to the Trustee) as Disqualified Stock.

     'Eligible Receivables' means, at the time of determination, Receivables meeting the sale or loan eligibility criteria set forth in one or more of the Warehouse Facilities to which the Company or any of its Restricted Subsidiaries is a party at such time and is eligible for sale in a Securitization.

     'Equity Interests' means Capital Stock and all warrants, options or other rights to acquire such Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, such Capital Stock).


     'Excess Spread' means, over the life of a pool of Receivables that have been sold by the Company or a Restricted Subsidiary in a Securitization, the rights, other than servicing rights, retained by the Company or such Restricted Subsidiary at or subsequent to the closing of such Securitization or sale with respect to such pool, to receive cash flows attributable to such pool.

     'fair market value' means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between an informed and willing seller and an informed and willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

     'GAAP' means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect from time to time.

     'Guarantee' means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness. Notwithstanding the foregoing, the term 'Guarantee' does not include obligations pursuant to representations, warranties, covenants and indemnities in connection with a Securitization or Warehouse Facility.

     'Hedging Obligations' means, with respect to any Person, the obligations of such Person under (i) interest rate or currency swap agreements, cap agreements, collar agreements and related agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in value of assets owned, financed or sold, or of liabilities incurred or assumed, or of pre-funding arrangements, in any case in the ordinary course of business of such Person and not for speculative purposes.

     'Indebtedness' means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of (i) borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker's acceptances or representing Capital

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Lease Obligations or the unpaid deferred balance of the purchase price of any property or representing any Hedging Obligations, except any such balance that constitutes an accrued expense or trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, (ii) all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person), (iii) without duplication, all Warehouse Debt, (iv) all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock and, in the case of any Subsidiary Guarantor, preferred stock (but excluding in each case any accrued dividends thereon), and (v) to the extent not otherwise included, the Guarantee by such Person of any indebtedness of any other Person to the extent of any Guarantee of such indebtedness provided by such Person. Except in the case of Warehouse Debt (the amount of which shall be determined in accordance with the definition thereof) and except in the case of Hedging Obligations (the amount of which shall be determined on a net basis after rights of set-off and related positions), the amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and the maximum liability, upon the occurrence of the contingency giving rise to the obligation, of any contingent obligations at such date. Notwithstanding the foregoing, the term 'Indebtedness' does not include obligations pursuant to representations, warranties, covenants and indemnities in connection with a Securitization or Warehouse Facility.

     'Investments' means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including Guarantees of Indebtedness), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP; provided that an acquisition of Equity Interests or other securities by the Company for consideration consisting of common equity securities of the Company (other than Disqualified Stock) shall not be deemed to be an Investment.


     'Issue Date' means July   , 1997.


     'Lien' means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

     'Net Income' means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends, excluding, however, (i) any gain (but not loss), together with any related provision for taxes on such gain (but not loss), realized in connection with (a) any Asset Sale (including, without limitation, dispositions pursuant to sale and leaseback transactions) or (b) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries and (ii) any extraordinary or nonrecurring gain (but not loss), together with any related provision for taxes on such extraordinary or nonrecurring gain (but not loss).

     'Net Proceeds' means the aggregate Cash Equivalent proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale

(including, without limitation, any Cash Equivalent received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and sales commissions) and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of Indebtedness secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

     'Non-Recourse Debt' means Indebtedness (i) as to which neither the Company nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness), or (b) is directly or indirectly liable (as a guarantor or otherwise); and (ii) as to

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which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries.

     'Permitted Businesses' means any consumer or commercial finance business or any financial service business.


     'Permitted Holder' means any of Messrs. Sidney A. Miller, Hugh Miller, Marc
E. Miller and Lee Miller, any spouse or lineal descendant thereof or any trust all of the beneficiaries of which are any of the foregoing.


     'Permitted Investments' means (a) any Investment in the Company or in a Restricted Subsidiary that is a Subsidiary Guarantor; (b) any Investment in Cash Equivalents; (c) any Investment by the Company or any Restricted Subsidiary in a Person if, as a result of such Investment, (i) such Person becomes a Wholly-Owned Restricted Subsidiary and a Subsidiary Guarantor that is engaged in a Permitted Business or (ii) such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Wholly-Owned Restricted Subsidiary that is a Subsidiary Guarantor and that is engaged in a Permitted Business; (d) any Restricted Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the covenant described above under 'Repurchase at the Option of Holders--Asset Sales;' (e) any Investment in Receivables, Residual Receivables or Servicing Receivables made in the ordinary course of business; and (f) other Investments in any Person (other than an Affiliate of the Company that is not also a Subsidiary of the Company) that do not exceed $10.0 million in the aggregate since the Issue Date.

     'Permitted Liens' means (i) Liens on Receivables or other assets (other than Residual Receivables) securing Warehouse Debt or Hedging Obligations (or Guarantees of Warehouse Debt or Hedging Obligations); (ii) Liens on Servicing

Receivables, Residual Receivables and on the Capital Stock of Restricted Subsidiaries of the Company substantially all of the assets of which are Residual Receivables; provided, however, that, (x) all Retained Residual Receivables shall remain unencumbered by any Lien unless after giving effect to such sale, conveyance or other disposition the aggregate amount of Senior Residual Receivables of the Company and its Restricted Subsidiaries which are unencumbered by any Lien (of which no more than 25% of the aggregate book value thereof shall constitute Retained Residual Receivables) would be greater than or equal to 250% of all Senior Indebtedness of the Company and its Restricted Subsidiaries; and (y) after giving effect to the incurrence of such Lien the aggregate amount of Senior Residual Receivables of the Company and its Restricted Subsidiaries which are unencumbered by any Lien (of which not more than 25% of the aggregate book value thereof shall constitute Retained Residual Receivables) would be greater than or equal to 150% of all Senior Indebtedness of the Company and its Restricted Subsidiaries; (iii) Liens in favor of the Company or any Restricted Subsidiary; (iv) Liens on property of a Person existing at the time such Person is merged into or consolidated with the Company or any Restricted Subsidiary of the Company; provided that such Liens were in existence prior to the contemplation of such merger or consolidation and do not extend to any assets other than those of the Person merged into or consolidated with the Company or such Restricted Subsidiary; (v) Liens on property existing at the time of acquisition thereof by the Company or any Restricted Subsidiary of the Company, provided that such Liens were in existence prior to the contemplation of such acquisition; (vi) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature incurred in the ordinary course of business; (vii) Liens to secure Indebtedness (including Capital Lease Obligations) permitted by clause (1) of the second paragraph of the covenant entitled 'Incurrence of Indebtedness and Issuance of Preferred Stock' covering only the assets acquired with such Indebtedness; (viii) Liens existing on the Issue Date; (ix) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that are being contested in good faith by appropriate proceedings, provided that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor; (x) Liens (including, without limitation, Liens on Residual Receivables) in favor of a monoline insurance company or other provider of credit enhancement pursuant to a Credit Enhancement Agreement; (xi) Liens incurred in the ordinary course of business of the Company or any Restricted Subsidiary of the Company with respect to obligations that do not exceed $1.0 million at any one time outstanding and that
(a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of business by the Company or such Restricted Subsidiary; (xii) Liens imposed by law, including but not limited to carriers', warehousemen's and mechanics' Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or, other

Liens arising out of judgments or awards against the Company or any of its Restricted Subsidiaries with respect to which the Company or such Restricted

Subsidiary shall then be proceeding with an appeal or other proceedings for review; (xiii) survey exceptions, easements and other restrictions on the use of property; (xiv) Liens securing Indebtedness the proceeds of which were utilized by the Company or a Restricted Subsidiary solely to fund any advances to Securitization Trusts permitted by clause (v) of the second full paragraph under the caption '--Certain Covenants--Restricted Payments,' provided that such Liens encumber no assets other than the contractual right of the Company or such Restricted Subsidiary, as the case may be, to be reimbursed in respect of any advances funded by such Indebtedness; (xv) Liens on assets of Unrestricted Subsidiaries of the Company that secure Non-Recourse Debt of Unrestricted Subsidiaries of the Company; and (xvi) Liens to secure any Refinancing (or successive Refinancings), in whole or in part, of any Indebtedness (or commitment for Indebtedness) existing on the Issue Date; provided, however, that
(x) any such new Lien shall be a Lien on the same asset class or interest securing the original Lien and (y) the Indebtedness secured by such Lien is not, solely by virtue of the Refinancing (unless otherwise permitted by the Indenture), increased to an amount greater than the greater of (A) the outstanding principal amount of the Indebtedness existing on the Issue Date secured by such Lien, or (B) if such Lien secures Indebtedness under a line of credit, the commitment amount of such line of credit existing on the Issue Date. Any determination of Senior Residual Receivable shall be based on the consolidated balance sheet of the Company and its Restricted Subsidiaries for the most recently ended fiscal quarter for which financial statements are available, after giving pro forma effect to the Lien for which such determination is being made and to any other sale of or Lien on or reduction of Residual Receivable since the date of such balance sheet.

     'Permitted Refinancing Indebtedness' means any Indebtedness or Disqualified Stock of the Company or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness or Disqualified Stock of the Company or any of its Restricted Subsidiaries (other than Indebtedness incurred pursuant to dates (2), (3), (7), (9), (10) and (11) of the second paragraph of the covenant described under 'Limitation on Incurrence of Indebtedness and Issuance of Preferred Stock'; provided that: (i) the principal amount (or accreted value, if applicable) or mandatory redemption amount of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable) or mandatory redemption amount, plus accrued interest or dividends on, the Indebtedness or Disqualified Stock so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of contractual prepayment charges and reasonable expenses incurred in connection therewith); (ii) such Permitted Refinancing Indebtedness has a final maturity or final redemption date later than the final maturity or final redemption date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness or Disqualified Stock being extended, refinanced, renewed, replaced, defeased or refunded; (iii) if the Indebtedness or Disqualified Stock being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the Notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the Notes on terms at least as favorable to the Holders of the Notes as those contained in the documentation governing the Indebtedness or Disqualified Stock being extended, refinanced, renewed, replaced, defeased or refunded; and (iv) such Indebtedness is incurred or such Disqualified Stock is issued either by the Company or by the Restricted Subsidiary who is the obligor on the Indebtedness or Disqualified Stock being extended, refinanced, renewed, replaced, defeased or refunded.

     'Permitted Warehouse Debt' means Warehouse Debt of the Company or a Restricted Subsidiary outstanding under one or more Warehouse Facilities (excluding any Guarantees issued by the Company or a Restricted Subsidiary in connection therewith); provided, however, that (i) the assets purchased with proceeds of such Warehouse Debt are or, prior to any funding under the Warehouse Facility with respect to such assets, were eligible to be recorded as held for sale on the consolidated balance sheet of the Company and its Restricted Subsidiaries in accordance with GAAP, (ii) such Warehouse Debt will be deemed Permitted Warehouse Debt (a) in the case of a Purchase Facility, only to the extent the holder of such Warehouse Debt has no contractual recourse to the Company or any of its Restricted Subsidiaries to satisfy claims in respect of such Warehouse Debt in excess of the realizable value of the Eligible Receivables financed thereby, and (b) in the case of any other Warehouse Facility, at the time such Warehouse Debt is incurred, only to the extent of the lesser of (A) the amount advanced by the lender with respect to the Eligible Receivables financed under such Warehouse Facility, and (B) 100% of the aggregate principal amount of such Eligible Receivables and (iii) any such Indebtedness incurred under such Warehouse Facility has not been outstanding in excess of 364 days.

     'Person' means any individual, corporation, partnership, joint venture, association, joint stock company, limited liability company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

     'Purchase Facility' means any Warehouse Facility in the form of a purchase and sale facility pursuant to which the Company or a Restricted Subsidiary sells Receivables to a financial institution, commercial paper facility or conduit and retains a right of first refusal or other repurchase arrangement upon the subsequent resale of such Receivables by such financial institution, commercial paper facility or conduit.

     'Receivables' means consumer and commercial loans, leases and receivables purchased or originated by the Company or any Restricted Subsidiary; provided, however, that for purposes of determining the amount of a Receivable at any time, such amount shall be determined in accordance with GAAP, consistently applied, as of the most recent practicable date.

     'Refinance' means, in respect of any Indebtedness, to extend, refinance, renew, replace, defease, refund, repay, prepay, redeem, or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. 'Refinanced' and 'Refinancing' shall have correlative meanings.

     'Residual Receivables' of the Company means at any time, the capitalized asset value of Excess Spread of the Company and its Restricted Subsidiaries (including, without limitation, subordinated, interest-only and residual certificates of a Securitization Trust), with respect to any Receivable pool of any Securitization Trust, calculated in accordance with GAAP.

     'Restricted Investment' means an Investment other than a Permitted Investment.

     'Restricted Subsidiary' means any Subsidiary other than an Unrestricted Subsidiary.

     'Retained Residual Receivables' has the meaning specified under '--Repurchase at Option of Holders-Asset Sales.'


     'Securitization' means a public or private transfer of Receivables in the ordinary course of business and by which the Company or a Restricted Subsidiary directly or indirectly securitizes a pool of specialized Receivables, including any such transaction involving the sale of specialized Receivables to a Securitization Trust.



     'Securitization Trust' means any Person that is not a Restricted Subsidiary established exclusively for the purpose of issuing securities in connection with any Securitization, the obligations of which are without recourse to the Company or any of its Subsidiaries (other than obligations constituting Indebtedness incurred in accordance with the first paragraph of the covenant described under 'Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock').


     'Senior Indebtedness' means all Indebtedness of any Person that is not subordinated in right of payment to any other Indebtedness or other obligations of such Person, excluding Permitted Warehouse Debt and Hedging Obligations permitted to be incurred under the Indenture and, in the case of Indebtedness secured by Senior Residual Receivables, the lesser of (x) the amount of such Indebtedness and (y) the amount of the Senior Residual Receivables securing such Indebtedness.

     'Senior Residual Receivables' means Residual Receivables which have not been created as the result of or in connection with the sale, securitization or other disposition of other Residual Receivables.

     'Servicing Receivables' means the servicing rights or any interest therein with respect to any Receivables.

     'Subsidiary' means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership or limited liability company (a) the sole general partner or the managing general partner or managing member of which is such Person or a Subsidiary of such Person or (b) the only general partners or managing members of which are such Person or one or more Subsidiaries of such

Person (or any combination thereof).


     'Subsidiary Guarantor' means any Subsidiary of the Company that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture.


     'Unrestricted Subsidiary' means any Subsidiary that is designated by the Board of Directors as an Unrestricted Subsidiary pursuant to a Board Resolution; but only to the extent that such Subsidiary: (a) is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary that those that might be obtained at the time from Persons who are not Affiliates of the Company; (b) is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (other than obligations constituting Indebtedness incurred in accordance with the first paragraph of the covenant described under 'Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock') (x) to subscribe for additional Equity Interests or (y) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and (c) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries. Any such designation by the Board of Directors shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption 'Certain Covenants--Restricted Payments.' If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption 'Incurrence of Indebtedness and Issuance of Preferred Stock,' the Company shall be in default of such covenant). The Board of Directors of the Company may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness and issuance of preferred stock by a Restricted Subsidiary of the Company of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness and preferred stock is permitted under the covenant described under the caption 'Certain Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock,' (ii) such Subsidiary becomes a Subsidiary Guarantor, and (iii) no Default or Event of Default would exist following such designation.

     'Voting Stock' of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote generally in the election of the Board of Directors of such Person.


     'Warehouse Debt' means Indebtedness of the Company or a Restricted Subsidiary equal to the greater of (x) the consideration received by the Company or its Restricted Subsidiaries under a Warehouse Facility and (y) in the case of a Purchase Facility, the book value of the Eligible Receivables financed under such Warehouse Facility, until such time as such Eligible Receivables are (i) securitized, (ii) repurchased by the Company or its Restricted Subsidiaries or
(iii) sold by the counterparty under the Warehouse Facility to a Person who is not an Affiliate of the Company, including any Guarantees issued by the Company or a Restricted Subsidiary in connection therewith.

     'Warehouse Facility' means any funding arrangement, including Purchase Facilities, with a financial institution or other lender or purchaser or any conduit or special purpose vehicle used in connection with such funding arrangement, to the extent (and only to the extent) that the Company or any of its Restricted Subsidiaries incurs Warehouse Debt thereunder exclusively to finance or refinance the purchase or origination of Receivables by the Company or a Restricted Subsidiary prior to securitization.

     'Weighted Average Life to Maturity' means, when applied to any Indebtedness or Disqualified Stock at any date, the number of years obtained by dividing (i) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payments of principal, including payment at final maturity (or final redemption, in the case of Disqualified Stock), in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by (ii) the then outstanding principal amount of such Indebtedness or mandatory redemption amount of Disqualified Stock.

     'Wholly-Owned Restricted Subsidiary' of any Person means a Restricted Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly-Owned Restricted Subsidiaries of such Person.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement (the 'Underwriting Agreement'), each of the underwriters named below (the 'Underwriters') has agreed to purchase from the Company and the Company has agreed to sell to the Underwriters, the aggregate principal amount of the Notes set forth opposite its name below:

                                                                                         PRINCIPAL AMOUNT
UNDERWRITER                                                                                OF THE NOTES
--------------------------------------------------------------------------------------   ----------------
Donaldson, Lufkin & Jenrette Securities Corporation...................................     $

Lehman Brothers Inc...................................................................
Smith Barney Inc......................................................................
                                                                                         ----------------
     Total............................................................................     $150,000,000
                                                                                         ----------------
                                                                                         ----------------

     The Underwriting Agreement provides that the obligations of the Underwriters to purchase and accept delivery of the Notes offered hereby are subject to certain conditions precedent. If any of the Notes are purchased by the Underwriters pursuant to the Underwriting Agreement, all such Notes must be purchased.

     The Underwriters propose initially to offer the Notes directly to the public at the public offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not to exceed
      % of the principal amount of the Notes. The Underwriters may allow, and
such dealers may reallow, discounts not to exceed       % of the principal
amount of the Notes on sales to certain other dealers. After the initial public offering of the Notes, the public offering price and concession and reallowance and other selling terms may be changed by the Underwriters.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments which the Underwriters may be required to make in respect thereof.

     The Notes are a new issue of securities with no existing market and the Company does not intend to list the Notes on any national securities exchange. The Underwriters have advised the Company that they currently intend to make a market in the Notes, but are not obligated to do so and may discontinue any such market making at any time without notice. Accordingly, no assurance can be given as to the liquidity of the trading market for the Notes or that an active trading market for the Notes will develop.


     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Notes. Specifically, the Underwriters may overallot the offering, creating a syndicate short position. Underwriters may bid for and purchase Notes in the open market to cover syndicate short positions. In addition, the Underwriters may bid for and purchase Notes in the open market to stabilize the price of the Notes. These activities may stabilize or maintain the market price of the Notes above independent market levels. The Underwriters are not required to engage in these activities, and may end these activities at any time.


     Under the Rules of Fair Practice of the National Association of Securities Dealers ('NASD'), if more than 10% of the net proceeds of a public offering of debt securities, not including underwriting compensation, are intended to be paid to members of the NASD or affiliated or associated persons that are participating in the distribution of the offering, the yield at which the debt securities are distributed to the public must be no lower than that recommended by a 'qualified independent underwriter', as defined in Rule 2720 of the Conduct

Rules of the NASD. Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers Inc. provide interest-only and residual loans and warehouse lines of credit which are being repaid in connection with the Offering. See 'Use of Proceeds.' As a result, Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers Inc. are expected to receive in the aggregate more than 10% of the net proceeds of the Offering. Accordingly, Smith

Barney Inc. has agreed to act as the qualified independent underwriter in connection with this Offering. The yield on the Notes, when sold to the public at the public offering price set forth on the cover of this Prospectus, will be no lower than that recommended by Smith Barney Inc.


     The Underwriters have informed the Company that they do not expect discretionary sales by the Underwriters to exceed 5% of the principal amount of the Notes being offered hereby.

     Donaldson, Lufkin & Jenrette Securities Corporation and Lehman Brothers Inc. have provided, and expect in the future to provide, investment banking and/or other advisory services to the Company and its subsidiaries.

                                 LEGAL MATTERS


     The validity of the issuance of the Notes and the Subsidiary Guarantees offered hereby will be passed upon for the Company by Stroock & Stroock & Lavan LLP, New York, New York. Certain legal matters in connection with the Offering will be passed upon for the Underwriters by Latham & Watkins, Chicago, Illinois.


                                    EXPERTS

     The consolidated financial statements of the Company as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996 appearing in this Prospectus and Registration Statement, have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report thereon appearing elsewhere in this Prospectus and Registration Statement and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


     The Company is subject to the informational requirements of the Exchange Act, and, in accordance therewith, is required to file reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the Public Reference Section of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Citicorp Center, 500 West Madison

Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of the reports, proxy statements and other information can be obtained from the Public Reference Section of the Commission, Washington, D.C. 20549, at prescribed rates. In addition, all reports filed by the Company via the Commission's Electronic Data Gathering and Retrieval System (EDGAR) can be obtained from the Commission's Internet web site located at (http:\\www.sec.gov). The Common Stock of the Company is traded on The New York Stock Exchange, and such reports, proxy statements and other information concerning the Company also can be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.



     The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act, of which this Prospectus forms a part, with respect to the Notes offered hereby. This Prospectus omits certain information contained in the Registration Statement, and reference is made to the Registration Statement for further information with respect to the Company and the Notes offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents and when any such document is an exhibit to the Registration Statement, each such statement is qualified in its entirety by reference to the copy of such document filed with the Commission. Copies of the Registration Statement may be acquired upon payment of the prescribed fees or examined without charge at the above-referenced public reference facilities of the Commission. In addition, the Registration Statement may be accessed electronically at the Commission's above-referenced site on the World Wide Web.


     The Indenture pursuant to which the Notes will be issued will require the Company to file with the Commission and, if requested, to distribute to Holders of the Notes annual reports containing audited financial statements of the Company and a report thereon audited by independent certified public accountants and quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----
Report of Independent Auditors..............................................................................  F-2

Consolidated Financial Statements of Delta Financial Corporation:

  Consolidated Balance Sheets as of December 31, 1995 and 1996 and March 31, 1997 (unaudited)...............  F-3

  Consolidated Statements of Income for the years ended December 31, 1994, 1995 and 1996 and the three months ended March 31, 1996 (unaudited) and 1997 (unaudited)...........................................  F-4

  Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 1994, 1995 and
     1996 and the three months ended March 31, 1997 (unaudited).............................................  F-5

  Consolidated Statements of Cash Flows for the years ended December 31, 1994, 1995 and 1996 and the three months ended March 31, 1996 (unaudited) and 1997 (unaudited)...........................................  F-6

Notes to Consolidated Financial Statements..................................................................  F-7

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Delta Financial Corporation:

We have audited the accompanying consolidated balance sheets of Delta Financial Corporation and subsidiary as of December 31, 1995 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Delta Financial Corporation and subsidiary as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996 in conformity with generally accepted accounting principles.

                                          KPMG PEAT MARWICK LLP

New York, New York
February 19, 1997

                   DELTA FINANCIAL CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                                          DECEMBER 31,
                                                                   ----------------------------      MARCH 31,
                                                                       1995            1996            1997
                                                                   ------------    ------------    ------------
                                                                                                   (UNAUDITED)
                             ASSETS

Cash and interest bearing deposits..............................   $ 16,635,135    $ 18,741,182    $ 19,111,677
Accounts receivable.............................................      6,845,947       8,654,885       9,362,420
Loans held for sale.............................................     63,816,298      83,677,017      77,768,963
Accrued interest and late charges receivable....................     15,946,847      20,158,812      21,999,632
Capitalized mortgage servicing rights...........................      3,830,996      11,411,634      13,447,924
Equipment, net..................................................      1,550,099       2,836,360       3,400,910
Cash held for advance payments..................................      3,119,558       2,488,218       2,585,208
Real estate owned...............................................        250,908         134,750         134,750
Interest-only and residual certificates.........................     25,309,548      83,072,777     101,858,297
Prepaid and other assets........................................      1,316,702       1,560,578       1,576,970
Goodwill........................................................             --              --       6,109,446
Due from stockholders...........................................        990,000              --              --
                                                                   ------------    ------------    ------------
                                                                   $139,612,038    $232,736,213    $257,356,197
                                                                   ------------    ------------    ------------
                                                                   ------------    ------------    ------------


              LIABILITIES AND STOCKHOLDERS' EQUITY

Bank payable....................................................   $  5,100,087    $  2,294,742    $  1,695,533
Warehouse financing and other borrowings........................     82,756,232      95,481,627     112,507,300
Accounts payable and accrued expenses...........................      4,843,719       7,201,674       6,849,065
Investor payable................................................     14,271,967      22,568,730      20,769,591
Advance payments by borrowers for taxes and insurance...........      2,806,818       2,255,045       2,351,000
Income taxes payable............................................             --       9,416,784      10,159,467
                                                                   ------------    ------------    ------------
                                                                    109,778,823     139,218,602     154,331,956
                                                                   ------------    ------------    ------------
Stockholders' equity:
  Common stock, $.01 par value. Authorized 49,000,000 shares;
     issued and outstanding 10,653,000 shares at December 31,
     1995, 15,253,000 shares at December 31, 1996, and
     15,372,288 shares at March 31, 1997........................        106,530         152,530         153,723
Additional paid-in capital......................................      3,225,615      90,952,737      93,468,544
Retained earnings...............................................     26,501,070       2,412,344       9,401,974
                                                                   ------------    ------------    ------------
     Total stockholders' equity.................................     29,833,215      93,517,611     103,024,241
                                                                   ------------    ------------    ------------
                                                                   $139,612,038    $232,736,213    $257,356,197
                                                                   ------------    ------------    ------------
                                                                   ------------    ------------    ------------

          See accompanying notes to consolidated financial statements.

                   DELTA FINANCIAL CORPORATION AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                                                       YEAR ENDED                     THREE MONTHS ENDED
                                                      DECEMBER 31,                         MARCH 31,
                                         ---------------------------------------   -------------------------
                                            1994          1995          1996          1996          1997
                                         -----------   -----------   -----------   -----------   -----------
                                                                                          (UNAUDITED)
Revenues:
  Net gain on sale of mortgage loans...  $ 6,661,163   $15,382,960   $46,525,042   $   103,391   $17,313,852
  Interest.............................    9,839,484    13,587,807    16,372,115     3,966,572     5,558,889
  Servicing fees.......................    2,182,568     2,855,642     5,368,488     1,015,295     1,391,633
  Other................................    3,113,692     4,308,985     5,266,109       219,090     3,040,487
                                         -----------   -----------   -----------   -----------   -----------
                                          21,796,907    36,135,394    73,531,754     5,304,348    27,304,861
                                         -----------   -----------   -----------   -----------   -----------
Expenses:
  Payroll and related costs............    8,815,355    12,875,714    16,508,756     1,373,085     7,495,992
  Interest expense.....................    3,734,877     7,963,613    11,298,224     2,400,922     3,170,226
  General and administrative...........    7,238,140    10,710,179    12,236,260     1,841,865     4,398,410
                                         -----------   -----------   -----------   -----------   -----------
                                          19,788,372    31,549,506    40,043,240     5,615,872    15,064,628
                                         -----------   -----------   -----------   -----------   -----------
Income (loss) before income taxes and
  extraordinary item...................    2,008,535     4,585,888    33,488,514      (311,524)   12,240,233
Provision for income taxes.............           --            --     9,466,381        44,332     5,250,603
                                         -----------   -----------   -----------   -----------   -----------
Income (loss) before extraordinary
  item.................................    2,008,535     4,585,888    24,022,133      (355,856)    6,989,630
Extraordinary item:
  Gain on extinguishment of debt.......           --            --     3,167,828            --            --
                                         -----------   -----------   -----------   -----------   -----------
  Net income (loss)....................  $ 2,008,535   $ 4,585,888   $27,189,961   $  (355,856)  $ 6,989,630
                                         -----------   -----------   -----------   -----------   -----------
                                         -----------   -----------   -----------   -----------   -----------

Unaudited pro forma information:
  Provision for pro forma income taxes
     (benefit) before extraordinary
     item..............................      863,670     1,971,932    14,400,061      (133,955)          n/a
                                         -----------   -----------   -----------   -----------
                                         -----------   -----------   -----------   -----------
  Pro forma income (loss) before
     extraordinary item................  $ 1,144,865   $ 2,613,956   $19,088,453   $  (177,569)          n/a
                                         -----------   -----------   -----------   -----------
                                         -----------   -----------   -----------   -----------
Per share data (1):
  Earnings (loss) per share............           --            --            --         (0.01)         0.45
  Weighted average number of shares
     outstanding.......................           --            --            --    12,629,182    15,420,883

------------------
(1) March 31, 1996 is presented on a pro forma basis.

          See accompanying notes to consolidated financial statements.

                   DELTA FINANCIAL CORPORATION AND SUBSIDIARY

           CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 1994, 1995, 1996 AND THREE MONTHS ENDED MARCH 31, 1997
                                  (UNAUDITED)

                                                                         ADDITIONAL
                                                                           PAID-IN       RETAINED
                                                     CAPITAL STOCK(1)    CAPITAL(1)      EARNINGS         TOTAL
                                                     ----------------    -----------    -----------    ------------
Balance at December 31, 1993......................       $106,530        $ 3,225,615    $25,018,190    $ 28,350,335
  Net income......................................             --                 --      2,008,535       2,008,535
  Distributions...................................             --                 --     (2,195,056)     (2,195,056)
                                                     ----------------    -----------    -----------    ------------
Balance at December 31, 1994......................        106,530          3,225,615     24,831,669      28,163,814
  Net income......................................             --                 --      4,585,888       4,585,888
  Distributions...................................             --                 --     (2,916,487)     (2,916,487)
                                                     ----------------    -----------    -----------    ------------
Balance at December 31, 1995......................        106,530          3,225,615     26,501,070      29,833,215
  Proceeds from initial public offering of common
     stock........................................         46,000         69,655,435             --      69,701,435
  Net income......................................             --                 --     27,189,961      27,189,961
  Distributions...................................             --                 --    (33,207,000)    (33,207,000)
  Reclassification of undistributed
     S corporation earnings.......................             --         18,071,687    (18,071,687)             --
                                                     ----------------    -----------    -----------    ------------
Balance at December 31, 1996......................        152,530         90,952,737      2,412,344      93,517,611
  Issuance of common stock for Fidelity Mortgage
     acquisition..................................          1,193          2,515,807             --       2,517,000
  Net income......................................             --                 --      6,989,630       6,989,630
                                                     ----------------    -----------    -----------    ------------
Balance at March 31, 1997 (Unaudited).............       $153,723        $93,468,544    $ 9,401,974    $103,024,241
                                                     ----------------    -----------    -----------    ------------
                                                     ----------------    -----------    -----------    ------------

------------------

(1) Restated to reflect share exchange in connection with the October 1996 reorganization.

          See accompanying notes to consolidated financial statements.

                   DELTA FINANCIAL CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              YEAR ENDED                      THREE MONTHS ENDED
                                                             DECEMBER 31,                         MARCH 31,
                                                ---------------------------------------   --------------------------
                                                   1994          1995          1996           1996          1997
                                                -----------   -----------   -----------   ------------   -----------
                                                                                                 (UNAUDITED)
Cash flows from operating activities:
Net income (loss).............................  $ 2,008,535   $ 4,585,888   $27,189,961   $   (355,856)  $ 6,989,630
  Adjustments to reconcile net income to net
    cash used in operating activities:
    Provision for loan losses.................      169,867        99,761       101,158         24,940        24,999
    Depreciation and amortization.............      277,956       564,310       996,875        148,097       444,068
    Capitalized mortgage servicing rights, net
       of amortization........................    1,069,652    (1,409,683)   (7,580,638)       296,927    (2,036,290)
    Deferred origination fees.................      147,522       (61,239)   (2,399,299)    (4,421,195)       24,814
    Interest-only and residual certificates
       received in securitization
       transactions, net......................   (5,309,550)  (17,795,998)  (57,763,229)        (7,458)  (18,785,520)
  Changes in operating assets and liabilities:
    Increase in accounts receivable, net......   (2,365,992)   (1,136,618)   (1,808,938)      (358,458)     (676,741)
    Decrease (increase) in loans held for
       sale, net..............................   (7,447,873)  (15,021,532)  (17,562,578)  (103,786,484)    5,858,241
    Increase in accrued interest and late
       charges receivable.....................   (1,783,978)   (3,225,276)   (4,211,965)      (155,685)   (1,840,820)
    Decrease (increase) in cash held for
       advance payments.......................      141,478       166,924       631,340        234,058       (96,990)
    Decrease (increase) in real estate
       owned..................................      650,121       448,839       116,158        (42,759)           --
    Decrease (increase) in prepaid and other
       assets.................................      183,781     1,753,633      (243,876)       (56,147)       17,447
    Decrease in due from stockholders.........      165,000     2,165,000       990,000             --            --
    Increase (decrease) in accounts payable
       and accrued expenses...................     (354,737)    1,901,895     2,357,955        418,137      (430,939)
    Increase (decrease) in investor payable...    2,403,676     3,181,005     8,296,763       (633,936)   (1,799,139)
    Increase (decrease) in advance payments by
       borrowers for taxes and insurance......     (115,629)     (119,683)     (551,773)      (184,037)       83,295
    Increase in income taxes payable..........           --            --     9,416,784             --       786,760
                                                -----------   -----------   -----------   ------------   -----------
Net cash used in operating activities.........  (10,160,171)  (23,902,774)  (42,025,302)  (108,879,856)  (11,437,185)
                                                -----------   -----------   -----------   ------------   -----------
Cash flows used in investing activities:
  Acquisition of Fidelity Mortgage............           --            --            --             --    (3,674,845)
  Purchase of equipment.......................     (917,512)   (1,207,560)   (2,283,136)      (227,829)     (660,369)
                                                -----------   -----------   -----------   ------------   -----------
Net cash used in investing activities.........     (917,512)   (1,207,560)   (2,283,136)      (227,829)   (4,335,214)

                                                -----------   -----------   -----------   ------------   -----------
Cash flows from financing activities:
  Net proceeds from initial public offering...           --            --    69,701,435             --            --
  Proceeds from warehouse financing and other
    borrowings, net...........................   15,710,632    30,265,588    12,725,395    102,208,160    16,793,785
  Increase (decrease) in bank payable, net....      (11,954)    4,125,325    (2,805,345)      (165,266)     (650,891)
  Distributions...............................   (2,195,056)   (2,916,487)  (33,207,000)      (180,000)           --
  Payments (made to) received from
    affiliates................................      (43,366)      913,870            --             --            --
                                                -----------   -----------   -----------   ------------   -----------
Net cash provided by financing activities.....   13,460,256    32,388,296    46,414,485    101,862,894    16,142,894
                                                -----------   -----------   -----------   ------------   -----------
Net increase (decrease) in cash...............    2,382,573     7,277,962     2,106,047     (7,244,791)      370,495
Cash at beginning of period...................    6,974,600     9,357,173    16,635,135     16,635,135    18,741,182
                                                -----------   -----------   -----------   ------------   -----------
Cash at end of period.........................  $ 9,357,173   $16,635,135   $18,741,182   $  9,390,344   $19,111,677
                                                -----------   -----------   -----------   ------------   -----------
                                                -----------   -----------   -----------   ------------   -----------

          See accompanying notes to consolidated financial statements.

                   DELTA FINANCIAL CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     DECEMBER 31, 1994, 1995, 1996 AND MARCH 31, 1996 AND 1997 (UNAUDITED)

(1) ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Organization

     Delta Financial Corporation (the 'Company') is a Delaware corporation which was organized in August 1996. On October 31, 1996, the Company acquired all of the outstanding common stock of Delta Funding Corporation ('Delta Funding'), a New York corporation and the Company's subsidiary, which had been organized on January 8, 1982 for the purpose of originating, selling, servicing and investing in residential first and second mortgages, and completed an initial public offering (see note 2).

  (b) Principles of Consolidation

     The consolidated financial statements include the accounts of Delta Financial Corporation and its wholly-owned subsidiary. All significant intercompany accounts and transactions have been eliminated.

  (c) Origination Fees

     The Company accounts for origination fee income on mortgages held for sale in conformity with Statement of Financial Accounting Standards (SFAS) No. 91. This Statement requires that origination fees be offset by their direct loan costs and the net deferred fees be recognized over the life of the loan or upon sale of the loan, if earlier.

  (d) Loans held for sale

     Loans held for sale are carried at the lower of cost or market, determined on a net aggregate basis. Adjustments to market are made by charges or credits to income.

  (e) Income Taxes

     Through October 30, 1996, the Company elected for both Federal and State income tax purposes to be treated as an S corporation (effective July 1, 1985). As an S corporation, the net earnings of the Company were taxed directly to the stockholders rather than the Company.

     On October 31, 1996, the Company became a C corporation. All income earned from that date is subject to corporate tax at statutory rates for both Federal and State income tax purposes. The Company accounts for income taxes from that date in conformity with SFAS No. 109, 'Accounting for Income Taxes,' which requires an asset and liability approach for accounting and reporting of income taxes.

  (f) Sale of Mortgage Loans


     The Company sells whole loans with servicing retained. Gains or losses on such sales are recognized at the time of sale and are determined by the differences between net sales proceeds and the unpaid principal balance of the loans sold adjusted for the present value of any yield differential.

  (g) Securitization

     The Company sells pools of loans on a servicing retained basis. Gains or losses are determined at the time of sale by the differences between the net sales proceeds and the present value of the future stream of servicing fees, adjusted for estimated losses and prepayments. The Company continues to service these loans for a normal servicing fee.

     Included in the gain on sale of loans is gain on securitization representing the fair value of the interest-only and residual certificates received by the Company. Fair value of these certificates is determined based on various

                   DELTA FINANCIAL CORPORATION AND SUBSIDIARY economic factors, including loan types, sizes, interest rates, dates of origination, terms and geographic locations. The Company also uses other available information such as reports on prepayment rates, collateral value, discount rates, economic forecasts and historical default and prepayment rates of the portfolio under review. The Company reviews these factors and, if necessary, adjusts the remaining assets to the fair value of the interest-only and residual certificates.

  (h) Real Estate Acquired Through Foreclosure

     Properties acquired through foreclosure or a deed in lieu of foreclosure are recorded at the lower of the unpaid loan balance, or fair value, at the date of acquisition. The carrying value of the individual properties is subsequently adjusted to the extent it exceeds estimated fair value less costs to sell, at which time a provision for losses on such real estate is charged to operations.

  (i) Equipment

     Equipment, including leasehold improvements, is stated at cost, less accumulated depreciation and amortization. Depreciation of equipment is computed using the straight-line or accelerated method over the estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the terms of the lease or the estimated useful lives of the improvements. Expenditures for betterments and major renewals are capitalized and ordinary maintenance and repairs are charged to operations as incurred.

  (j) Interest-Only and Residual Certificates


     Interest-only and residual certificates are carried at fair value in accordance with SFAS No. 115, 'Accounting for Certain Investments in Debt and Equity Securities.' Unrealized gains and losses are included in the statement of operations.

  (k) Capitalized Mortgage Servicing Rights

     Effective January 1, 1995 the Company adopted SFAS No. 122 'Accounting for Mortgage Servicing Rights.' The Statement amends SFAS No. 65 to require that a mortgage banking enterprise recognize as separate assets the rights to service mortgage loans for others, however those servicing rights are acquired. The Statement requires the assessment of capitalized Mortgage Servicing Rights for impairment. Mortgage Servicing Rights are amortized in proportion to and over the period of the estimated net servicing income.

     Effective January 1, 1997, the Company adopted SFAS No. 125, 'Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,' which supersedes SFAS No. 122, 'Accounting for Mortgage Servicing Rights' and amends SFAS No. 65, 'Accounting for Certain Mortgage Banking Activities.' SFAS No. 125 requires that a mortgage banking enterprise distinguish between the transfer of financial assets that are sale transactions from the transfer of financial assets that are secured borrowings. Because Delta's transfers of loans made in connection with its securitizations qualify as sales under SFAS No. 125, the required accounting is an allocation of basis approach.

     SFAS No. 125 also requires impairment evaluations of all amounts capitalized as servicing rights, including those purchased before the adoption of SFAS No. 125, based upon the fair value of the underlying servicing rights. The Company periodically performs these evaluations on a disaggregated basis. The continuing effects of SFAS No. 125 on the Company's financial position and results of operations will depend on several factors, including, among other things, the amount of acquired or originated loans sold or securitized, the type, term and credit quality of loans and estimates of future prepayment rates.

                   DELTA FINANCIAL CORPORATION AND SUBSIDIARY

  (l) Fair Value of Financial Instruments

     SFAS No. 107, 'Disclosure About Fair Value of Financial Instruments' requires the Company to disclose the fair value of financial instruments for which is practicable to estimate fair value. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation and is best evidenced by a quoted market price. Other than interest-only and residual certificates, substantially all the Company's assets and liabilities deemed to be financial instruments are carried at cost, which approximates their fair value.

  (m) Use of Estimates

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

  (n) Servicing Income

     Servicing income includes servicing fees, prepayment penalties and late payment charges earned for servicing mortgage loans owned by investors. All fees and charges are recognized into income when earned.

  (o) Earnings Per Share

     Earnings per share data for periods prior to October 31, 1996 have not been presented in the accompanying consolidated financial statements because the Company was not a public company.

     Earnings per share data for the period November 1, 1996 to December 31, 1996 have not been presented in the accompanying consolidated financial statements because management believes that such data would not be meaningful given the relatively short period and the impact of the recognition of a deferred tax liability in connection with the change in tax status.

  (p) Stock Option Plan

     During 1996, the Company adopted SFAS No. 123, 'Accounting for Stock-Based Compensation,' which permits entities to continue to apply the provisions of APB Opinion No. 25, 'Accounting for Stock Issued to Employees,' and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value based method defined in SFAS No. 123 had been applied. The Company elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123 (see Note 15).

  (q) Unaudited Pro Forma Information

     The pro forma financial information has been presented to show what the significant effects on the historical results of operations before extraordinary item might have been had the Company been treated as a C corporation for income tax purposes as of the beginning of the earliest period presented and assumes an effective tax rate of 43%.

  (r) Unaudited Interim Financial Information

     The accompanying unaudited consolidated financial statements for the three months ended March 31, 1997 and 1996 have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and do not include all the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments consisting of normal recurring accruals, considered necessary for a fair presentation of the results for the interim period have been included.

                   DELTA FINANCIAL CORPORATION AND SUBSIDIARY

(2) REORGANIZATION AND INITIAL PUBLIC OFFERING

     On October 31, 1996, the Company acquired all of the outstanding stock of Delta Funding in exchange for 10,653,000 shares of common stock of the Company. Prior to the exchange, Delta Funding was treated for Federal income tax purposes as an S corporation under Subchapter S of the Internal Revenue Code, and as such, the historical earnings of Delta Funding through October 31, 1996 were taxed directly to the stockholders of Delta Funding. As a result of the exchange, the Company and Delta Funding, which became a wholly-owned subsidiary of the Company, became subject to Federal and State income taxes and the Company recorded a deferred tax liability on its balance sheet relating to the tax effect of temporary differences between book and tax accounting, principally relating to recognition of gain on sale of mortgage loans.

     On November 1, 1996, the Company completed an initial public offering (IPO) of 4,600,000 shares of common stock at an offering price of $16.50 per share. The net proceeds of the offering to the Company, exclusive of underwriting discounts and commissions and other expenses, was $69,701,435. In November 1996, $32,607,000 of the proceeds raised in the offering was distributed to the former S corporation shareholders with respect to declared distributions of undistributed S corporation earnings. Remaining undistributed S corporation earnings of $18,071,687 were reclassified to additional paid-in capital.

(3) LOANS HELD FOR SALE

     The Company owns first and second mortgages which had a weighted average interest rate of 11.2% at December 31, 1996. These mortgages are being held as inventory for future sale at the lower of cost or market. Certain of these mortgages are pledged as collateral for a portion of the warehouse financing and other borrowings.

     Included in loans held for sale are deferred origination fees and purchase premiums in the amount of $1,013,658, $3,412,957 and $3,388,143 and an allowance for loan losses of $750,000, $850,000 and $874,999 at December 31, 1995, 1996
and March 31, 1997 (unaudited), respectively.

     Mortgages are payable in monthly installments of principal and interest and have due dates varying from five to thirty years.

     The changes in the allowance for loan losses are as follows:


                                                               YEAR ENDED DECEMBER 31,
                                                          ---------------------------------    THREE MONTHS ENDED
                                                            1994         1995        1996        MARCH 31, 1997
                                                          ---------    --------    --------    ------------------
                                                                                                  (UNAUDITED)
Balance at beginning of period.........................   $ 650,000    $700,000    $750,000         $850,000
Provisions.............................................     169,867      99,761     101,158           24,999
Charge-offs............................................    (119,867)    (49,761)     (1,158)              --
                                                          ---------    --------    --------    ------------------
Balance at end of period...............................   $ 700,000    $750,000    $850,000         $874,999
                                                          ---------    --------    --------    ------------------
                                                          ---------    --------    --------    ------------------

(4) ACCOUNTS RECEIVABLE

     Accounts receivable consist of the following:

                                                                              DECEMBER 31,          MARCH 31, 1997
                                                                        ------------------------    --------------
                                                                           1995          1996        (UNAUDITED)
                                                                        ----------    ----------
Securitization.......................................................   $3,168,100    $4,390,694      $4,374,025
Escrow receivable....................................................      662,572       764,381         988,631
Insurance premiums...................................................    1,003,285     1,244,130       1,304,578
Other................................................................    2,011,990     2,255,680       2,695,186
                                                                        ----------    ----------    --------------
                                                                        $6,845,947    $8,654,885      $9,362,420
                                                                        ----------    ----------    --------------
                                                                        ----------    ----------    --------------

                   DELTA FINANCIAL CORPORATION AND SUBSIDIARY

(5) WAREHOUSE FINANCING AND OTHER BORROWINGS

     The Company has two warehouse credit facilities for a combined amount of $350,000,000. These lines are collateralized by specific mortgage receivables, which are equal or greater than the outstanding balances under the line at any point in time. Both of these lines expire in February 1998.

     The first warehouse line of credit is in the aggregate amount of $250,000,000. At December 31, 1996 and March 31, 1997 (unaudited), the interest rate was 0.80% and 0.75% above LIBOR, respectively. At December 31, 1995 and

1996, the Company had $0 and $45,813,382 outstanding under this agreement, respectively. At March 31, 1997 (unaudited), the Company had $51,762,974 outstanding under this agreement.

     The second warehouse line of credit is in the aggregate amount of $100,000,000. At December 31, 1996 the interest rate was 1% above LIBOR. On February 14, 1997, this warehouse line of credit was increased to $200,000,000 and the interest rate was changed to 0.75% above LIBOR. At December 31, 1995 and 1996, the Company had $30,132,844 and $0 outstanding under this agreement, respectively. At March 31, 1997 (unaudited), the Company had $0 outstanding under this agreement.

     The Company had a warehouse line of credit in the aggregate amount of $45,000,000. The line was collateralized by specific mortgage receivables, which were equal to or greater than the outstanding balances under the line at any point in time. The interest rate was 2% above LIBOR. At December 31, 1995, the Company had $30,498,168 outstanding. In May 1996 the Company extinguished this line of credit at a discount. An extraordinary gain of $3,167,828 was recorded in connection with this extinguishment of debt.

     At December 31, 1995, the Company had lines of credit in the aggregate amount of $3,500,000 with separate banks. The individual lines available, and their interest rates, were as follows: $2,500,000 at 1/2% above prime and $1,000,000 at 2.9% above the 30-day dealer commercial paper rate. At December 31, 1995, the Company had $2,500,000 and $981,843, drawn down from these sources. During 1996, the $2,500,000 line of credit expired and, at the Company's option, was not renewed. At December 31, 1996, the Company had $5,367 outstanding on the $1,000,000 line of credit. At March 31, 1997 (unaudited), the Company had $0 outstanding on this line.


     At December 31, 1995 and 1996, the Company had a term loan with $879,710 and $486,710 outstanding, respectively. The interest rate is 1% above New York Prime (as defined in the loan agreement) and the loan matures in April 1998. At March 31, 1997 (unaudited), the Company had $388,460 outstanding.


     At December 31, 1995 and 1996, the Company had $1,586,935 and $2,160,990
outstanding, respectively, from two leasing companies for financing of capital assets. At March 31, 1997 (unaudited), the Company had $2,023,753 outstanding. These capital leases are amortized at fixed rates ranging from 7.11% to 10.41% and mature between September 1998 and August 2001.

     The Company has obtained financing facilities for its interest-only and residual certificates. As of December 31, 1995 and 1996, the aggregate outstanding balance on these facilities was $16,176,732 and $47,015,178, respectively. At March 31, 1997 (unaudited), the aggregate balance was $57,454,193. These facilities have variable interest rates which ranged from 6.44% to 7.75% at December 31, 1996 and mature between October 1997 and December 1999, and ranged from 6.44% to 7.94% at March 31, 1997 (unaudited) and mature between October 1997 and March 2000.

(6) BANK PAYABLE


     In order to maximize its cash management practices, the Company has instituted a procedure whereby checks written against its operating account are covered as they are presented to the bank for payment, either by drawing down its lines of credit or from subsequent deposits of operating cash.

                   DELTA FINANCIAL CORPORATION AND SUBSIDIARY

(7) INVESTOR PAYABLE

     Investor payable represent the collection of mortgage payments by the Company, from mortgagors, which were remitted to investors subsequent to the period end.

(8) CAPITALIZED MORTGAGE SERVICING RIGHTS

     The Company sells mortgage loans to generate servicing income and provide funds for additional investment and lending activities. Prior to January 1, 1995, the Company accounted for the sale of mortgage loans in conformity with SFAS No. 65, 'Accounting for Certain Mortgage Banking Activities.' Effective January 1, 1995, the Company adopted SFAS No. 122, 'Accounting for Mortgage Servicing Rights' which prospectively changed the methodology for capitalized Mortgage Servicing Rights and the methodology used to measure impairment of its capitalized Mortgage Servicing Rights asset. These Statements require that the gain on sale be recognized at the time of sale, using the present value of the future servicing cash flows. The cash flow has been computed over the average estimated life of the mortgages, adjusted for prepayments and recorded as capitalized Mortgage Servicing Rights.

     The Company measures impairment of its servicing rights on a disaggregate basis based on the predominate risk characteristics of the portfolio and discounts the asset's estimated future cash flow using a current market rate. The Company has determined the predominant risk characteristics to be prepayment risk and interest rate risk. The fair value of the existing Mortgage Servicing Rights as of December 31, 1995 and 1996 and March 31, 1997 (unaudited) approximated its book value and did not require a valuation allowance to be established. To determine the fair value of Mortgage Servicing Rights, the Company estimates the expected future net servicing revenue based on common industry assumptions, as well as on the Company's historical experience.

     SFAS No. 122 was superseded on January 1, 1997 by SFAS No. 125, 'Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities'. The Company adopted SFAS No. 125 on January 1, 1997.

     SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996, and is to be applied prospectively. SFAS No. 125 provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities based on consistent application of a financial-components approach that focuses on control. SFAS No. 125 distinguishes transfers of financial assets that are sales from transfers that are secured borrowings.

     SFAS No. 125 requires mortgage banking entities that acquire or originate loans and subsequently sell or securitize those loans and retain the Mortgage Servicing Rights to allocate the total cost of the loans to the Mortgage Servicing Rights and the mortgage loans without the Mortgage Servicing Rights. The Company determines fair value based upon the present value of estimated net future servicing revenues less the estimated cost that would fairly compensate a substitute servicer to service the loans. The servicing asset is then recorded on the balance sheet and accounted for under SFAS No. 125 using the allocation of cost relative to fair value approach. The assumptions used to calculate fair value are the same assumptions used to determine the fair value of the interest-only certificates. The cost allocated to the servicing rights is amortized in proportion to and over the period of estimated net future cash flows related to servicing income.

(9) INTEREST-ONLY AND RESIDUAL CERTIFICATES

     The interests that the Company receives upon the sales through securitizations are in the form of interest-only and residual mortgage securities which are classified as interest-only and residual certificates.

     In accordance with SFAS No. 115, the Company classifies the interest-only and residual certificates as 'trading securities' and, as such, they are recorded at their fair value. Fair value of these certificates has been determined by the Company based on various economic factors, including loan type, sizes, interest rates, dates of origination, terms and geographic locations. The Company also uses other available information such as reports

                   DELTA FINANCIAL CORPORATION AND SUBSIDIARY on prepayment rates, interest rates, collateral value, economic forecasts and historical default and prepayment rates of the portfolio under review. If the fair value of the interest-only and residual certificates is different from the recorded value, the unrealized gain or loss will be reflected on the statement of operations.

     In connection with loans sold through these securitization vehicles, the Company has recorded interest-only and residual certificates totaling $25.3 million, $83.1 million and 101.9 million which represents their fair market value at December 31, 1995 and 1996 and March 31, 1997 (unaudited), respectively.

     Although the Company believes it has made reasonable estimates of the fair value of the interest-only and residual certificates likely to be realized, the rate of prepayments and the amount of defaults utilized by the Company are estimates and actual experience may vary from its estimate. The gain on securitization recognized by the Company upon the sale of loans through securitizations will have been overstated if prepayments or losses are greater than anticipated. Higher than anticipated rates of loan prepayments or losses would require the Company to write down the fair value of the interest-only and residual certificates, adversely impacting earnings. Similarly, if delinquencies, liquidations or interest rates were to be greater than was initially assumed, the fair value of the interest-only and residual certificates would be negatively impacted which would have an adverse effect on income for the period in which such events occurred. Should the estimated loan life assumed for this purpose be shorter than the actual life, the amount of cash actually received over the lives of the loans would exceed the gain previously recognized at the time the loans were sold through securitizations and would result in additional income.

     The activity in the interest-only and residual certificates is summarized as follows:

                                                                                        THREE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,                   MARCH 31, 1997
                                        ----------------------------------------    ---------------------------
                                           1994          1995           1996           1996            1997
                                        ----------    -----------    -----------    -----------    ------------
                                                                                            (UNAUDITED)
Balance, beginning of period.........   $2,204,000    $ 7,513,550    $25,309,548    $25,309,548    $ 83,072,777
Additions............................    4,159,550     16,750,157     57,456,342             --      21,902,393
Cash remittances, accretion of
  discount and fair value
  adjustments, net...................    1,150,000      1,045,841        306,887          7,458      (3,116,873)
                                        ----------    -----------    -----------    -----------    ------------
Balance, end of period...............   $7,513,550    $25,309,548    $83,072,777    $25,317,006    $101,858,297
                                        ----------    -----------    -----------    -----------    ------------
                                        ----------    -----------    -----------    -----------    ------------

(10) HEDGING TRANSACTIONS

     The Company regularly securitizes and sells fixed rate mortgage loans. To offset the effects of interest rate fluctuations on the value of its fixed-rate loans held for sale, the Company in certain cases will hedge its interest rate risk related to loans held for sale through the use of treasury rate lock contracts, which function similar to a short sale of U.S. Treasury securities. The Company accounts for these contracts as hedges of specific loans held for sale. The gains or losses derived from these contracts are deferred and recognized as an adjustment to gains on sales of loans when the loans are sold or securitized.

     As of December 31, 1994, 1995 and 1996, the Company had no open hedge positions. The Company included gains (losses) of $137,871, ($1,721,860) and ($519,192) on the short sale of U.S. Treasury securities as part of gains on sale of loans in 1994, 1995 and 1996, respectively.


     As of March 31, 1996 (unaudited) and 1997 (unaudited), the Company had open hedge positions of $105 million and $30 million, respectively. The Company included gains (losses) of $0 and $931,082 on the short sale of U.S. Treasury securities as part of gains on sale of loans for the three months ended March 31, 1996 (unaudited) and 1997 (unaudited), respectively.

                   DELTA FINANCIAL CORPORATION AND SUBSIDIARY

(11) RELATED PARTY TRANSACTIONS

     The Company had notes due from stockholders in the amount of $990,000 at December 31, 1995. These notes were repaid during 1996.

(12) EMPLOYEE BENEFIT PLANS

     The Company has an employee profit-sharing plan covering all eligible employees, as defined, with at least 30 months of service. The Company contributed $90,000, $120,000, and $220,000 to the plan for the years ended December 31, 1994, 1995 and 1996, respectively.

     The Company sponsors a 401(k) Retirement Savings Plan. Substantially all employees of the Company are eligible to participate in the plan after completing one year of service and who are at least 21 years old. Contributions are made from employees' elected salary deferrals. The Company may elect to make a discretionary contribution to the Plan each year. There were no contributions to the plan by the Company in 1994, 1995 or 1996.

(13) COMMITMENTS AND CONTINGENCIES

     The Company has repurchase agreements with certain institutions that have purchased mortgages. Currently, some of the agreements provide for the repurchase by the Company of any of the mortgage loans that go to actual foreclosure sale. At the foreclosure sale, the Company will repurchase the mortgage, if necessary, and make the institution whole. The dollar amount of the Company's exposure is approximately $20.0 million at December 31, 1996 and $18.0 million at March 31, 1997 (unaudited).

     The Company previously subleased its Woodbury, New York offices from an affiliated company. In August 1996, the lease was assigned to the Company. This lease provides for rent to be paid on a month-to-month basis. Rental expense, net of sublease income, for the years ended December 31, 1994, 1995 and 1996 amounted to $382,702, $476,674 and $967,258, respectively.

     Minimum future rentals under non-cancelable operating leases as of December 31, 1996 and March 31, 1997 are as follows:


                                                       AMOUNT (000'S)
                                                 ---------------------------
                                                 DECEMBER 31,     MARCH 31,
                                                 ------------    -----------
                                                                 (UNAUDITED)
                                                                 -----------
1997..........................................      $1,138         $ 1,071
1998..........................................       1,151           1,405
1999..........................................       1,179           1,331
2000..........................................       1,219           1,240
2001..........................................       1,224           1,224
Thereafter....................................       2,695           2,695
                                                 ------------    -----------
  Total.......................................      $8,606         $ 8,966
                                                 ------------    -----------
                                                 ------------    -----------

     In the normal course of business, the Company is subject to various legal proceedings and claims, the resolution of which, in management's opinion, will not have a material adverse effect on the financial position or the results of operations of the Company.

     Several class-action lawsuits have been filed recently against a number of consumer finance companies alleging that the compensation of mortgage brokers through the payment of yield spread premiums violates various federal and state consumer protection laws. On March 18, 1997 (unaudited), the Company received notice that it had been named in a lawsuit filed in Federal District Court, E.D.N.Y., alleging that the Company's compensation of mortgage brokers by means of yield spread premiums violates, among other things, the Federal Real Estate Settlement Procedures Act. The complaint seeks (i) certification of a class of plaintiffs, (ii) an

                   DELTA FINANCIAL CORPORATION AND SUBSIDIARY injunction against payment of yield spread premiums by the Company and (iii) unspecified compensatory and punitive damages (including attorney's fees). Management believes the Company has meritorious defenses and intends to defend this suit, but the Company has not yet answered the complaint and cannot estimate with any certainty its ultimate legal or financial liability, if any, with respect to the alleged claims. On May 2, 1997, the Company filed a motion to dismiss for failure to join a necessary party.

(14) SUPPLEMENTAL CASH FLOW INFORMATION

     The Company paid $3,796,047, $7,659,000 and $10,452,616 for interest during the years ended December 31, 1994, 1995 and 1996, respectively. The Company paid

$1,855,922 and $3,901,246 for interest during the three months ended March 31, 1996 (unaudited) and 1997 (unaudited), respectively.

     The Company paid $4,463,843 for income taxes during the three months ended March 31, 1997 (unaudited).

     During the three months ended March 31, 1997 (unaudited), in connection with the acquisition of Fidelity Mortgage, the Company issued 119,288 shares of common stock, valued at $2.5 million, to the former owners of Fidelity Mortgage.

(15) STOCK OPTION PLAN

     On October 4, 1996, the board of directors ratified the 1996 Stock Option Plan and authorized the reserve of 2,200,000 shares of authorized but unissued common stock for issuance pursuant to the plan. The majority of options issued during 1996 in connection with the IPO vest over a five year period at 20% per year and the expiration dates range from five to seven years from grant date.

     As of December 31, 1996, there were 466,850 options granted at an exercise price of $16.50. Of the options granted, 6,000 were exercisable at the end of the year. No options were exercised, forfeited or expired during the year.

     The Company applies APB Opinion No. 25, 'Accounting for Stock Issued to Employees,' and related interpretations in accounting for its stock option plan. There was no intrinsic value of the options granted as the exercise price was equal to the quoted market price at grant date. Accordingly, no compensation cost has been recognized for the year ended December 31, 1996.

     Had compensation cost for the stock option plan been determined based on the fair value at the grant dates for awards under that plan consistent with the method of SFAS No. 123, 'Accounting for Stock-Based Compensation,' the Company's net income for 1996 would have been $25,481,126.

     The weighted-average fair value of options granted during 1996 was $6.31. For purposes of the pro forma calculation under SFAS No. 123, the fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for the 1996 grant:

                                                                    1996
                                                                   -------
Dividend yield..................................................        0%
Expected volatility.............................................       51%
Risk-free interest rate.........................................        6%
Expected life...................................................   5 years

     On March 4, 1997 (unaudited), the board of directors ratified the grant of an additional 165,000 shares to various employees under the 1996 Stock Option Plan. The options granted vest over a five year period at 20% per year and have an expiration date of seven years from grant date. There was no intrinsic value of the options granted as the exercise price was equal to the quoted market price at grant date. Accordingly, no compensation cost has been recognized for the quarter ending March 31, 1997.

                   DELTA FINANCIAL CORPORATION AND SUBSIDIARY

(16) INCOME TAXES

     The income tax provision for the year ended December 31, 1996 is comprised of the following components:

                                                                            CURRENT       DEFERRED       TOTAL
                                                                           ----------    ----------    ----------
Ordinary tax provision
  Federal...............................................................   $3,305,242    $  825,832    $4,131,074
  State.................................................................    1,150,463       284,348     1,434,811
                                                                           ----------    ----------    ----------
                                                                            4,455,705     1,110,180     5,565,885
                                                                           ----------    ----------    ----------
Change in tax status
  Federal...............................................................           --     2,901,470     2,901,470
  State.................................................................           --       999,026       999,026
                                                                           ----------    ----------    ----------
                                                                                   --     3,900,496     3,900,496
                                                                           ----------    ----------    ----------
     Total tax provision................................................   $4,455,705    $5,010,676    $9,466,381
                                                                           ----------    ----------    ----------
                                                                           ----------    ----------    ----------

     As discussed in Note 1, the Company was an S corporation through October 30, 1996 pursuant to the Internal Revenue Code of 1986, as amended, and as such did not incur any federal income tax expense. The Company was liable for New York State minimum tax and that provision is included above under current state provision.

     On October 31, 1996, the Company became a C corporation for federal and state income tax purposes and as such is subject to federal and state income tax on its taxable income for the months of November and December 1996. In connection with the change in tax status from an S corporation to a C corporation, the Company incurred deferred income tax expense of $3,900,496 as of October 31, 1996.

     The liability for income taxes at December 31, 1996 reflected on the consolidated balance sheet includes a deferred tax liability of $5,010,676. This represents the tax effect of differences between the tax basis and financial statement carrying amounts of assets and liabilities. The major sources of temporary differences and their deferred tax effect at December 31, 1996 are as follows:

Deferred tax liabilities:
  Capitalized cost of future servicing income...............   $4,814,213
  Book/tax difference in interest-only residual certificate
     valuation..............................................      966,481
                                                               ----------
Total deferred tax liabilities..............................    5,780,694
                                                               ----------
                                                               ----------
Deferred tax assets:
  Book over tax depreciation................................       86,291
  Book over tax basis in mortgage servicing asset...........      326,906
  Loss reserves.............................................      356,821
                                                               ----------
Total deferred tax assets...................................      770,018
                                                               ----------
Net deferred tax liability..................................   $5,010,676
                                                               ----------
                                                               ----------

                   DELTA FINANCIAL CORPORATION AND SUBSIDIARY

A reconciliation of the statutory income tax provision to the effective income tax provision, as applied to income for the period November 1, 1996 to December 31, 1996, is as follows:

                                                                 AMOUNT
                                                               ----------
Tax at statutory rate.......................................   $4,161,394
Change in tax status........................................    3,900,000
State and local taxes.......................................      835,127
S corporation state and local tax...........................      150,000
Non-deductible expenses and other...........................      419,860
                                                               ----------
  Total provision...........................................   $9,466,381
                                                               ----------
                                                               ----------


(17) ACQUISITIONS (UNAUDITED)

     In February 1997, the Company acquired Fidelity Mortgage, Inc. and Fidelity Mortgage (Florida), Inc. (together referred to herein as 'Fidelity Mortgage') for a combination of cash and stock. These transactions were accounted for under the purchase method of accounting. Accordingly, the results of operations of Fidelity Mortgage starting from the date of purchase have been included in the Company's consolidated financial statements. In connection with these acquisitions the Company recorded goodwill of approximately $6.3 million, which is being amortized on a straight-line basis over seven years. The acquired operations will continue to operate as separate legal entities under the names Fidelity Mortgage, Inc. and Fidelity Mortgage (Florida), Inc.

================================================================================

     NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                          ---------------------------

                               TABLE OF CONTENTS

                          ---------------------------


                                                  PAGE
                                                  ----
Prospectus Summary.............................     3
Summary Consolidated Financial
  Data.........................................     9
Risk Factors...................................    11
Use of Proceeds................................    21
Capitalization.................................    22
Selected Consolidated Financial Data...........    23
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...................................    26
Business.......................................    39
Management.....................................    56
Certain Relationships and Related Party
  Transactions.................................    62
Principal Stockholders.........................    64
Description of the Notes.......................    65
Underwriting...................................    86
Legal Matters..................................    87
Experts........................................    87
Additional Information.........................    87
Index to Consolidated Financial Statements.....   F-1

================================================================================

================================================================================

                                  $150,000,000


                                DELTA FINANCIAL

                                  CORPORATION


                                    [LOGO]
                                 % SENIOR NOTES
                                    DUE 2004

                            ------------------------

                                   PROSPECTUS

                            ------------------------

                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                               LEHMAN BROTHERS

                               SMITH BARNEY INC.


                                      , 1997

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Registrants estimates that expenses payable by them in connection with the offering described in this registration statement (other than the underwriting discount and commissions) will be as follows:


     SEC registration fee..........................................   $ 45,455
     Legal fees and expenses.......................................    200,000
     Accounting fees and expenses..................................     65,000
     Printing and engraving........................................    150,000
     Blue sky qualification fees and expenses......................     11,000
     Rating Agency fees and expenses...............................    150,000
     Trustee's fees................................................      4,000
     NASD fees and expenses........................................     15,500
     Miscellaneous.................................................      9,045
                                                                      --------
       Total.......................................................   $650,000
                                                                      --------
                                                                      --------



ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.



     The Certificates of Incorporation of each of Delta Financial Corporation, DF Special Holdings Corporation, Fidelity Mortgage, Inc. and Fidelity Mortgage (Florida), Inc. eliminates, to the fullest extent permitted by the law of the State of Delaware, personal liability of directors and officers to those companies and their stockholders for monetary damages for breach of fiduciary duty as directors.


     Section 145(a) of the Delaware General Corporation Law ('DGCL') provides in relevant part that 'a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.' With respect to derivative actions, Section 145(b) of the DGCL provides in relevant part that '[a] corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor. . . [by reason of his service in one of the capacities specified in the preceding sentence] against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement or such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.'


     Article NINTH of the Certificate of Incorporation of Delta Financial Corporation provides:



          'To the full extent permitted by the Delaware General Corporation Law or any other applicable law currently or hereafter in effect, no Director of the Company will be personally liable to the Company or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a Director of the Company. Any repeal or modification of this Article Ninth will not adversely affect any right or protection of a Director of the Company existing prior to such repeal or modification.'

     Article TENTH of the Certificate of Incorporation of Delta Financial Corporation provides:



          'Each person who is or was or had agreed to become a Director or officer of the Company, and each such person who is or was serving or who had agreed to serve at the request of the Board or an officer of the Company as an employee or agent of the Company or as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other entity, whether for profit or not for profit (including the heirs, executors, administrators, or estate of such person), will be indemnified by the Company to the full extent permitted by the Delaware General Corporation Law or any other applicable law as currently or hereafter in effect. The right of indemnification provided in this Article Tenth (a) will not be exclusive of any other rights to which any person seeking indemnification may otherwise be entitled, including without limitation pursuant to any contract approved by a majority of the Whole Board (whether or not the Directors approving such contract are or are to be parties to such contract or similar contracts), and (b) will be applicable to matters otherwise within its scope whether or not such matters arose or arise before or after the adoption of this Article Tenth. Without limiting the generality or the effect of the foregoing, the Company may adopt By-Laws, or enter into one or more agreements with any person, which provide for indemnification greater or different than that provided in this Article Tenth or the DGCL. Notwithstanding anything contained in this Certificate of Incorporation to the contrary, the amendment or repeal of, or adoption of any provision inconsistent with, this Article Tenth will require the affirmative vote of the holders of at least 70% of the Voting Stock, voting together as a single class. Any amendment or repeal of, or adoption of any provision inconsistent with, this Article Tenth will not adversely affect any right or protection existing hereunder prior to such amendment, repeal, or adoption.'



     Article EIGHTH of the Certificates of Incorporation of each of Fidelity Mortgage, Inc. and Fidelity Mortgage (Florida), Inc. provides:


          'To the fullest extent that the General Corporation Law of the State of Delaware, as it exists on the date hereof or as it may hereafter be amended, permits the limitation or elimination of the liability of directors, no director of this Corporation shall be personally liable to this Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Notwithstanding the foregoing, a director shall be liable to the extent provided by applicable law (1) for any breach of the directors' duty of loyalty to the Corporation or its stockholders,
     (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) under Section 174 of the General Corporation Law of the State of Delaware, or (4) for any transaction from which the director derived any improper personal benefit. Neither the amendment or repeal of this Article, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article shall adversely affect any right or protection of a director of the Corporation existing at the time of such amendment, repeal or adoption.'


     Article NINTH of the Certificates of Incorporation of each of Fidelity Mortgage, Inc. and Fidelity Mortgage (Florida), Inc. provides:



          'The Corporation shall, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as the same may be amended and supplemented, or by any successor thereto, indemnify any and all persons whom it shall have power to indemnify under said section from and against any and all of the expenses, liabilities or other matters referred to in or covered by said section. The Corporation shall advance expenses to the fullest extent permitted by said section. Such right to indemnification and advancement of expenses shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. The indemnification and advancement of expenses provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any By-Law, agreement, vote of stockholders or disinterested directors or otherwise.'


     Article 12 of the Certificate of Incorporation of DF Special Holdings Corporation provides:

          'No director shall have any personal liability to the Corporation or its stockholders for any monetary damages for breach of fiduciary duty as a director, except that this Article 12 shall not eliminate or limit the liability of each director (i) for any breach of such director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which such director derived an improper personal benefit. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended. Any repeal or modification of this provision shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.'

     With respect to Delta Funding Corporation, the New York Business Corporation Law ('NYBCL') authorizes a New York corporation to indemnify any person who is, or is threatened to be made, a party in any civil or criminal proceeding (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity, against judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees), actually and reasonably incurred by such person as a result of such action or proceeding or any appeal therein. With respect to actions by or in the rights of the corporation, the NYBCL authorizes indemnification of such person against reasonable expenses, including attorneys' fee and amounts paid in settlement. To be entitled to indemnification, a person must have acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Court approval is required as a prerequisite to indemnification of expenses in respect of any claim as to which a person has been adjudged liable to the corporation. The NYBCL requires indemnification against expenses actually and reasonably incurred by any director, officer, employee or agent in connection with a proceeding against such person for action in such capacity to the extent that the person has been successful on the merits or otherwise. Advancement of expenses (i.e., payment prior to a determination on the merits) is permitted, but not required, by the NYBCL, which further requires that any director or officer must undertake to repay such expenses if it is ultimately determined that he is not entitled to indemnification. The disinterested members of the board of directors (or independent legal counsel or the shareholders) must determine, in each instance where indemnification is not required by the NYBCL, that such director, officer, employee or agent is entitled to indemnification. The NYBCL provides that the indemnification provided by statute is not exclusive.


     Delta Financial Corporation's directors and officers are covered by insurance policies indemnifying them against certain civil liabilities, including liabilities under the federal securities laws, which might be incurred by them in such capacity.



     The Underwriting Agreement filed as Exhibit 1.1 provides that the Underwriters named therein will indemnify and hold harmless the Company and each director, officer or controlling person of the Company from and against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and the Underwriting Agreement will provide that such Underwriters will contribute to certain liabilities of such persons under the Securities Act of 1933, as amended.


ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.


     On June 5, 1997, Sidney A. Miller, the Sidney A. Miller Grantor Retained Annuity Trust, Rona V. Miller and the Rona V. Miller Grantor Retained Annuity Trust each transfered 58,000 shares of Common Stock of the Registrant to an exchange fund in a non-taxable transfer.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits:

      EXHIBIT
      NUMBER          DESCRIPTION
      -------         -----------
          *1.          --   Form of Underwriting Agreement

          +3.1         --   Certificate of Incorporation of Delta Financial Corporation
          +3.2         --   Bylaws of Delta Financial Corporation
        ***3.3         --   Certificate of Incorporation of Delta Funding Corporation

      EXHIBIT
      NUMBER          DESCRIPTION
      -------         -----------
        ***3.4         --   Bylaws of Delta Funding Corporation
          *3.5         --   Certificate of Incorporation of Fidelity Mortgage, Inc.
          *3.6         --   Bylaws of Fidelity Mortgage, Inc.
          *3.7         --   Certificate of Incorporation of Fidelity Mortgage (Florida), Inc.
          *3.8         --   Bylaws of Fidelity Mortgage (Florida), Inc.
          *3.9         --   Certificate of Incorporation of DF Special Holdings Corporation
          *3.10        --   Bylaws of DF Special Holdings Corporation
         **4.1         --   Form of Indenture between Delta Financial Corporation and The Bank of New York
         **4.2         --   Form of Subsidiary Guarantee by Delta Funding Corporation, Fidelity Mortgage, Inc.,
                            Fidelity Mortgage (Florida), Inc. and DF Special Holdings Corporation
         **5.          --   Opinion of Stroock & Stroock & Lavan LLP
         +10.1         --   Employment Agreement dated October 1, 1996 between the Registrant and Sidney A. Miller
         +10.2         --   Employment Agreement dated October 1, 1996 between the Registrant and Hugh Miller
         +10.3         --   Employment Agreement dated October 1, 1996 between the Registrant and Christopher Donnelly
         +10.4         --   Employment Agreement dated October 1, 1996 between the Registrant and Randall F. Michaels
        ++10.5         --   Employment Agreement dated March 4, 1997 between the Registrant and Richard Blass
         +10.6         --   Lease Agreement between Delta Funding Corporation and the Tilles Investment Company
         +10.7         --   1996 Stock Option Plan of Delta Financial Corporation
        **23.1         --   Consent of KPMG Peat Marwick LLP
        **23.2         --   Consent of Stroock & Stroock & Lavan LLP (contained in 5.)
         *24.          --   Power of Attorney (included in the signature page)
        **25.          --   Statement of Eligibility and Qualification of Trustee (Form T-1)



------------------

  * Previously filed



 ** Filed herewith


*** Incorporated by reference from Delta Funding Corporation's Registration
    Statement on Form S-3 (File No. 333-3418) filed with the Commission on

    August 5, 1996.

  + Incorporated by reference from the Company's Registration Statement on Form
    S-1 (No. 333-11289) filed with the Commission on October 9, 1996.

 ++ Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (File No. 1-12109) filed with the Commission on May 15, 1997.

ITEM 17. UNDERTAKINGS.

     (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the Registrants have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrants of expenses incurred or paid by a director, officer or controlling person of the Registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each of the Registrants will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (b)  Each of the undersigned Registrants hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrants pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANTS HAVE DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON THEIR BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE STATE OF NEW YORK ON THE 17TH DAY OF JULY, 1997.


                                          DELTA FINANCIAL CORPORATION ('DFC')
                                          and the Guarantors listed on Annex A
                                          (the 'Guarantors')


                                          By:           /s/ HUGH MILLER
                                              ----------------------------------
                                                         Hugh Miller
                                               President and Chief Executive
                                                      Officer of DFC
                                                 and each of the Guarantors


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSON IN THE CAPACITIES AND ON THE DATES INDICATED.



                SIGNATURE                               CAPACITY IN WHICH SIGNED                     DATE
------------------------------------------  -------------------------------------------------   --------------
                    *                       Chairman of the Board of Directors of DFC            July 17, 1997
------------------------------------------
             Sidney A. Miller

             /s/ HUGH MILLER                Director, Chief Executive Officer and President      July 17, 1997
------------------------------------------  of DFC and each of the Guarantors (Principal
               Hugh Miller                  Executive Officer)

                    *                       Director, Chief Financial Officer, Senior Vice       July 17, 1997
------------------------------------------  President and Treasurer (Principal Accounting
              Richard Blass                 Officer) of DFC, Treasurer (Principal Accounting
                                            Officer) of DF Special Holdings Corporation and
                                            Director of each of the Guarantors

                    *                       Director of DFC                                      July 17, 1997
------------------------------------------
             Martin D. Payson

                    *                       Director of DFC                                      July 17, 1997

------------------------------------------
            Arnold B. Pollard

                    *                       Director of all Guarantors and Vice President,       July 17, 1997
------------------------------------------  Secretary and Treasurer (Principal Accounting
              Marc E. Miller                Officer) of Fidelity Mortgage, Inc. and Fidelity
                                            Mortgage (Florida), Inc.

                    *                       Director of Fidelity Mortgage, Inc. and Fidelity     July 17, 1997
------------------------------------------  Mortgage (Florida), Inc.
               Jonathan New

                    *                       Director of DF Special Holdings Corporation          July 17, 1997
------------------------------------------
                Lee Miller

                    *                       Director of DF Special Holdings Corporation          July 17, 1997
------------------------------------------
             William J. Horan

*By:          /s/ HUGH MILLER
    ----------------------------------
                  Hugh Miller
                Attorney-in-Fact

                                    ANNEX A

Delta Funding Corporation
DF Special Holdings Corporation
Fidelity Mortgage, Inc.
Fidelity Mortgage (Florida), Inc.

                                 EXHIBIT INDEX


EXHIBIT                                                                                                     SEQUENTIAL
NUMBER    DESCRIPTION                                                                                        PAGE NO.
-------   -----------                                                                                       -----------
  *1.      --   Form of Underwriting Agreement
  +3.1     --   Certificate of Incorporation of Delta Financial Corporation
  +3.2     --   Bylaws of Delta Financial Corporation
***3.3     --   Certificate of Incorporation of Delta Funding Corporation
***3.4     --   Bylaws of Delta Funding Corporation
  *3.5     --   Certificate of Incorporation of Fidelity Mortgage, Inc.
  *3.6     --   Bylaws of Fidelity Mortgage, Inc.
  *3.7     --   Certificate of Incorporation of Fidelity Mortgage (Florida), Inc.
  *3.8     --   Bylaws of Fidelity Mortgage (Florida), Inc.
  *3.9     --   Certificate of Incorporation of DF Special Holdings Corporation
  *3.10    --   Bylaws of DF Special Holdings Corporation
 **4.1     --   Form of Indenture between Delta Financial Corporation and The Bank of New York
 **4.2     --   Form of Subsidiary Guarantee by Delta Funding Corporation, Fidelity Mortgage,
                Inc., Fidelity Mortgage (Florida), Inc. and DF Special Holdings Corporation
 **5.      --   Opinion of Stroock & Stroock & Lavan LLP
 +10.1     --   Employment Agreement dated October 1, 1996 between the Registrant and Sidney A. Miller
 +10.2     --   Employment Agreement dated October 1, 1996 between the Registrant and Hugh Miller
 +10.3     --   Employment Agreement dated October 1, 1996 between the Registrant and Christopher
                Donnelly
 +10.4     --   Employment Agreement dated October 1, 1996 between the Registrant and Randall F. Michaels
++10.5     --   Employment Agreement dated March 4, 1997 between the Registrant and Richard Blass
 +10.6     --   Lease Agreement between Delta Funding Corporation and the Tilles Investment Company
 +10.7     --   1996 Stock Option Plan of Delta Financial Corporation
**23.1     --   Consent of KPMG Peat Marwick LLP
**23.2     --   Consent of Stroock & Stroock & Lavan LLP (contained in 5.)
 *24.      --   Power of Attorney (included in the signature page)
**25.      --   Statement of Eligibility and Qualification of Trustee (Form T-1)


------------------

  * Previously filed



 ** Filed herewith


*** Incorporated by reference from Delta Funding Corporation's Registration

    Statement on Form S-3 (File No. 333-3418) filed with the Commission on August 5, 1996.

  + Incorporated by reference from the Company's Registration Statement on Form
    S-1 (No. 333-11289) filed with the Commission on October 9, 1996.

 ++ Incorporated by reference from the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (File No. 1-12109) filed with the Commission on May 15, 1997.